                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK

                                      OF

                                EMACHINES, INC.

                                      AT

                      $1.06 NET PER SHARE OF COMMON STOCK

                                      BY

                           EMPIRE ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF
                               EM HOLDINGS, INC.


  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON
               DECEMBER 27, 2001, UNLESS THE OFFER IS EXTENDED.


   This offer is being made in connection with the Agreement and Plan of Merger, dated as of November 19, 2001 and as amended and restated as of November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp., and eMachines, Inc.

   The offer is conditioned upon, among other things:

   . there being validly tendered by the expiration date of the offer and not withdrawn at least that number of shares of eMachines common stock which, when added to the shares of eMachines common stock held by Mr. Lap Shun
     (John) Hui, EM Holdings, Inc., Korea Data Systems (USA), Inc., and their respective affiliates, and purchasable from idealab! Holdings, L.L.C., a Delaware limited liability company, pursuant to a stock purchase agreement, constitutes at least 90% of the total number of outstanding shares of common stock on the date of purchase;

   . availability to or receipt by EM Holdings and Empire Acquisition of funding pursuant to a credit agreement with UBS Warburg LLC and UBS AG, Stamford Branch (or replacement financing) and the equity commitment made by Mr. Hui under an equity commitment letter, sufficient to permit Empire Acquisition to fund all financial obligations arising in connection with the offer, the merger and the transactions contemplated by the merger agreement;

   . delivery to the board of directors of eMachines of a solvency opinion in substantially the same form as the solvency opinion delivered to UBS AG (or replacement financiers) pursuant to the credit agreement; and

   . the satisfaction of other terms and conditions. See "THE TENDER
     OFFER--Conditions of the Offer," which sets forth in full the conditions of the offer.

   At a meeting duly called and held on November 19, 2001, eMachines' board of directors (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from the deliberations of eMachines' board of directors relating to the merger agreement) unanimously:

   . determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, its stockholders (other than Mr. Hui, Korea Data Systems (USA), EM Holdings, and their respective affiliates);

   . approved the execution, delivery and performance of the merger agreement and an option agreement permitting Empire Acquisition to purchase additional shares of eMachines under certain circumstances and the transactions contemplated by those agreements, including the offer and the merger; and

   . resolved to recommend the acceptance of the offer to eMachines stockholders.

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

   If you wish to tender all or any part of your shares of common stock, you should either:

   . (1) complete and sign the letter of transmittal included in this document in accordance with the instructions in the letter of transmittal, (2) have your signature guaranteed, if required by Instruction 1 to the letter of transmittal, (3) mail or deliver the letter of transmittal and any other required documents to EquiServe Trust Company, N.A., the depositary for the offer, and (4) either deliver the certificates representing those shares of common stock to the depositary or deliver those shares of common stock pursuant to the procedures for book-entry transfer set forth in this document under the caption "THE TENDER OFFER--Procedure for Tendering Shares" prior to the expiration date of the offer; or

   . request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have shares of common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender those shares of common stock.

   If you desire to tender your shares of common stock and your certificates for such shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in this document on a timely basis, you may tender your shares of common stock by following the guaranteed delivery procedures set forth in this document under the caption "THE TENDER OFFER--Procedure for Tendering Shares."

   A summary of the principal terms of the offer appears on pages 1-6 of this document.

   If you have questions about the offer, you can call Georgeson Shareholder Communications Inc., the information agent for the offer at its address and telephone number set forth on the back cover of this document. You also can obtain additional copies of this document, the related letter of transmittal and the Notice of Guaranteed Delivery from Georgeson Shareholder Communications Inc., or your broker, dealer, commercial bank, trust company or other nominee.

   The Securities and Exchange Commission has not approved or disapproved this transaction and has not passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

   This document and the related letter of transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the offer.

                               -----------------

                    The Information Agent for the offer is:

[LOGO] Georgeson Shareholder Logo
                         17 State Street, 10/th/ Floor
                              New York, NY 10004
                 Banks and Brokers Call Collect (212) 440-9800
                   All Others Call Toll-Free (800) 223-2064

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

                     The Dealer Manager for the offer is:
                                    [GRAPHIC]

                        georgeson shareholder securities

                         17 State Street, 10/th/ Floor
                              New York, NY 10004
                 Banks and Brokers Call Collect (212) 440-9800
                   All Others Call Toll-Free (800) 445-1790

November 27, 2001

                              SUMMARY TERM SHEET

   Empire Acquisition is offering to purchase all of the outstanding shares of common stock of eMachines, Inc., for $1.06 per share net to seller in cash, without interest, less any required withholding taxes. Throughout this document, we refer to eMachines, Inc. as "eMachines," we refer to Empire Acquisition as "us" or "we" and we refer to EM Holdings as "our parent." The following are some of the questions you, as a stockholder of eMachines, may have and answers to those questions.

   This summary highlights the most material information from this offer to purchase, but might not include all of the information that is important to you. We urge you to read carefully this entire offer to purchase and the related letter of transmittal to understand the offer fully and for a more complete description of the terms of the offer.

Questions and Answers About the Offer and the Merger

Who is offering to buy my securities?

   Our name is Empire Acquisition Corp. We are a Delaware corporation formed for the purpose of making the offer. We are a direct wholly-owned subsidiary of EM Holdings, Inc., a Delaware corporation. We and our parent are both newly-formed Delaware entities and have not conducted any business other than in connection with the offer and the merger agreement described below. Lap Shun
(John) Hui is the sole owner of our parent. Mr. Hui is also on the board of directors of eMachines and owns approximately 1.1% of the outstanding shares of common stock of eMachines. Mr. Hui is also the sole owner of Korea Data Systems
(USA), Inc., commonly referred to as KDS USA, which owns approximately 0.16% of the outstanding shares of common stock of eMachines. Collectively, Mr. Hui and KDS USA own approximately 1.26% of the outstanding common stock of eMachines. Other than acting as a U.S. distributor, KDS USA is not affiliated with Korea Data Systems Co., Ltd. or Korea Data Systems America, Inc., who are both stockholders of eMachines. See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" for more detailed information.

   We are making this offer pursuant to an Agreement and Plan of Merger, dated as of November 19, 2001, as amended and restated as of November 26, 2001, to which we, our parent, and eMachines are parties. The offer is the first step in our plan to acquire eMachines. The second step is a merger in which we will be merged into eMachines. Neither we nor our parent is a subsidiary of eMachines.

What securities are you offering to purchase?

   We are offering to purchase all of the outstanding shares of common stock of eMachines or any lesser number of shares that stockholders properly tender in the offer, so long as the number of shares of common stock tendered (and not validly withdrawn) to us in the offer, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates, and the shares purchasable from idealab! Holdings, L.L.C., a Delaware limited liability company (referred to as "idealab!") pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines. See "THE TENDER OFFER" for more detailed information.

How much will you pay me for my shares and in what form of payment?

   We will pay in the offer $1.06 per share net to seller in cash, without interest, less any required withholding taxes. See "THE TENDER
OFFER--Acceptance for Payment and Payment for Shares" for more detailed information.

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

Will I have to pay fees and commissions?

   If you own your shares through a broker or other nominee who tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine if any fees or other charges will apply. See "THE TENDER OFFER--Acceptance for Payment and Payment for Shares" for more detailed information.

Why are you making this offer?

   We are making this offer to enable our parent to acquire control of, and ultimately to acquire the entire equity interest in eMachines. Our offer to buy your shares is the first step in our plans to take eMachines private. As soon as practicable following the closing of the tender offer, we will be merged with and into eMachines. After the merger, eMachines will be owned exclusively by our parent. See "SPECIAL FACTORS--Purpose of the Offer and Merger; Plans for eMachines" for more detailed information.

Do you have the financial resources to pay me for my shares?

   We estimate that the total amount of funds required to purchase all shares of common stock tendered pursuant to the offer, to consummate the merger and related transactions, to acquire all shares of common stock held by idealab!, and to pay all related costs and expenses will be $166 million. We have entered into a credit agreement with UBS AG, Stamford Branch (referred to as UBS AG) and UBS Warburg LLC. UBS AG has committed, subject to certain customary closing conditions and a requirement that funds sufficient to repay UBS AG be placed in escrow by eMachines simultaneously with the consummation of the offer, to loan us up to $145 million. The offer is conditioned upon our receipt and availability of the funds committed by UBS AG (or substitute financing pursuant to the terms of the merger agreement), and there is a possibility that we will not obtain these funds due to various conditions in the credit agreement not being met. Mr. Hui has committed to make a capital contribution of $21.1 million, of which $5 million has been funded and the remainder of which will be funded simultaneously with the funding by UBS AG. Consequently, we expect we will have sufficient funds to consummate the offer and accomplish the merger and pay all related costs and expenses. See "THE TENDER OFFER--Financing of the Offer and the Merger" for more detailed information.

Is your financial condition relevant to my decision to tender in the offer?

   No. We do not believe our financial condition is important to your decision because we are paying you cash for your shares, we already have committed to us sufficient funds to purchase all of the outstanding stock of eMachines, and we are offering to purchase all of the outstanding shares of eMachines common stock. See "THE TENDER OFFER--Financing of the Offer and the Merger" and "THE TENDER OFFER--Certain Information Concerning Us, Our Parent and Lap Shun (John) Hui" for more detailed information.

How long do I have to decide whether to tender in the offer?

   You will have until 9:00 a.m., Eastern time, on December 27, 2001, to tender your shares unless we otherwise extend the offer.

Can the time I have to decide whether to tender in the offer be extended?

   We have the right to extend the offer from time to time, without the consent of eMachines if, at the expiration date, any condition to the offer is not satisfied or waived. We are also obligated to extend the offer from time to time if, at the expiration date, all of the offer conditions have not been satisfied or waived. We will not be required to extend the offer under this provision unless, in our reasonable judgment, each condition that is

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

not then satisfied or waived (other than the financing condition and the condition relating to the delivery of a solvency opinion to the board of directors of eMachines) is reasonably capable of being satisfied, unless the failure by us to fulfill our obligations contained in the merger agreement resulted in the condition not being satisfied.

   If we extend the time period of the offer, this will extend the time that you will have to tender your shares. See "THE TENDER OFFER--Terms of the Offer" for more detailed information.

How will I be notified if the offer is extended?

   If the offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m. Eastern time on the first business day following the date the offer was previously scheduled to expire. See "THE TENDER OFFER--Terms of the Offer" for more detailed information.

Will there be a subsequent offering period?

   We may, in our sole discretion, elect to provide one or more "subsequent offering periods" for the offer. A subsequent offering period, if one is included, is an additional period of time, between three and 20 business days in length following the expiration date of the offer and the purchase of common stock by us in the offer, during which stockholders may tender shares not tendered in the offer, and receive the offer consideration. We may extend any subsequent offering period or provide for multiple subsequent offering periods so long as the subsequent offering periods are no longer than three to 20 business days in the aggregate. During any subsequent offering period, tendering stockholders will not have withdrawal rights and we will promptly purchase and pay for any shares of common stock of eMachines tendered, at the same price paid in the offer. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See "THE TENDER OFFER--Terms of the Offer" for more detailed information.

How do I tender my shares?

   To tender your shares, you must complete and sign the letter of transmittal, which we have enclosed with this document, indicating that you want to sell your shares to us. Then send the letter of transmittal along with the certificates representing your shares to the depositary prior to the expiration of the offer. If your shares of common stock are held in street name by your broker, dealer, bank, trust company or other nominee, only your nominee can tender your shares for you. If you cannot deliver all necessary documents to the depositary in time, you may be able to complete and deliver to the depositary the enclosed Notice of Guaranteed Delivery in place of the missing documents, provided you are able to comply fully with its terms. See "THE TENDER OFFER--Procedure for Tendering Shares" and the letter of transmittal for more detailed information.

If I tender my shares, when will I get paid?

   If the conditions to the offer are satisfied and we consummate the offer and accept your shares for payment, you will receive payment for the shares you tendered as promptly as practicable following the expiration of the offer.

If I tender my shares, can I change my mind?

   Yes. You can withdraw your shares at any time prior to the expiration of the offer and, if we have not agreed to accept your shares for payment by January 26, 2001, you can withdraw your shares at any time thereafter until we accept your shares for payment. The right to withdraw tendered shares will not apply to any subsequent offering period, if one is included. In order to withdraw your shares, you must send written notice of the withdrawal with the required information to the depositary before the expiration of the offer. If you tendered your shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your shares. See "THE TENDER OFFER--Withdrawal Rights" for more detailed information.

Has eMachines' board of directors made a recommendation with respect to the offer?

   eMachines' board of directors (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the offer, and has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of, and the offer price is fair, to eMachines stockholders (other than Mr. Hui, KDS USA, our parent and their respective affiliates). eMachines' board of directors (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously recommends that stockholders accept the offer and tender their shares. eMachines has prepared a Solicitation/Recommendation Statement containing additional information regarding the determination and recommendation of eMachines' board of directors, including a discussion of the opinion of Credit Suisse First Boston Corporation delivered to the eMachines board of directors that, as of November 19, 2001, based upon and subject to the various considerations set forth therein, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view, to such holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates). The Solicitation/Recommendation Statement is being sent to stockholders concurrently with this document. See "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger" for more detailed information.

What do we, our parent and Mr. Hui think of the offer?

   We, our parent and Mr. Hui, as the parties proposing to gain control of eMachines, have determined that we reasonably believe that the consideration to be paid in either the offer or the merger is fair to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates). See "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger," for more detailed information.

Will the offer be followed by a merger if all the shares are not tendered in the offer?

   Yes. The merger agreement provides as a minimum condition that we acquire in the offer at least that number of shares of common stock which, when added to the shares of eMachines common stock held by Mr. Hui, our parent, KDS USA and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines. If we fulfill the minimum condition, we will be merged into eMachines pursuant to Section 253 of the Delaware General Corporation Law, which allows us to effect the merger without stockholder approval if our parent owns at least 90% of the outstanding eMachines common stock. If we waive or amend this minimum condition, we will need to restructure our financing and we may still be able to acquire enough shares of eMachines common stock to effect a short form merger pursuant to the option agreement described in the next paragraph, and, as a result, stockholder approval will not be required to effect the merger. If we do not acquire 90% of the outstanding common stock of eMachines through the option agreement, pursuant to the offer, or otherwise, but we acquire at least a majority of the outstanding common stock and all of the conditions to the offer and merger have been waived or met, we will call a stockholders meeting to approve the merger. Since at that time we will own more than 50% of the outstanding shares of eMachines common stock, stockholder approval of the merger will be assured. After the merger takes place, our parent will own all of the shares of eMachines and all stockholders of

                                      4

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eMachines who have not tendered their shares will have the right to receive the same price paid in the offer, subject to their right to pursue appraisal under Delaware law. See "SPECIAL FACTORS--Purpose of the Offer and Merger; Plans for eMachines" and "SPECIAL FACTORS--Merger Agreement and Option Agreement" for more detailed information.

What is the purpose and effect of the option agreement?

   We have also entered into an option agreement with eMachines which provides, subject to certain terms and conditions, for the issuance and sale by eMachines to us of that number of shares of eMachines common stock which, when added to the shares of eMachines common stock validly tendered and not properly withdrawn prior to the expiration of the offer and the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates, and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines on the date of purchase.

The purpose of the option agreement is to permit us to acquire sufficient shares of common stock from eMachines to permit us to merge with eMachines without approval of the stockholders of eMachines in a "short form" merger under Section 253 of the Delaware General Corporation Law. If we choose to exercise our option under the option agreement we may purchase an amount of shares of common stock, at a price per share equal to the offer price, sufficient to permit us to own a sufficient number of the outstanding shares of eMachines common stock when added to the shares we and our parent and affiliates will own at the close of the offer to allow us to accomplish a short-form merger. In order to exercise the offer, we must have purchased sufficient shares in the offer and from idealab! (when added to shares already owned by us, our parent, Mr. Hui, KDS USA and our respective affiliates) for Mr. Hui, KDS USA, our parent and our respective affiliates to own at least 80% of the outstanding shares of eMachines common stock.

If I object to the price being offered, will I have appraisal rights?

   Appraisal rights are not available in the offer. However, if the merger takes place, stockholders who have not tendered their shares in the offer and have complied with the applicable provisions of the Delaware General Corporation Law will have appraisal rights. See "SPECIAL FACTORS--Appraisal Rights" for more detailed information.

If I decide not to tender, how will the offer affect my shares?

   If the merger takes place, stockholders who have not tendered their shares in the offer will have the right to receive the same price paid in the offer to tendering stockholders, that is, $1.06 net per share in cash (or any other higher price per share which is paid in the offer), without interest, less any required withholding taxes, subject to their right to pursue appraisal under Delaware law. Therefore, if the merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, until the merger is consummated or if the merger does not take place for some reason, it is possible that the number of stockholders of eMachines and the number of shares of eMachines that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on the Over the Counter Bulletin Board (referred to as "OTCBB") and eMachines may cease making filings with the Securities and Exchange Commission (referred to as the "SEC") or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See "THE TENDER OFFER--Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration" for more detailed information.

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What is the market value of my shares as of a recent date?

   On November 26, 2001, the eMachines common stock closed on the OTCBB at $0.96 per share. On November 19, 2001, the last trading day before the public announcement of our intention to purchase the shares, the shares closed on the OTCBB at $0.54 per share. On November 8, 2001, the day before our parent's initial offer was publicly disclosed, the shares closed on the OTCBB at $0.48 per share. On November 20, 2001, the date of the announcement of the signing of the merger agreement, the shares closed at $0.91 per share. Please obtain a recent quotation for your shares of common stock prior to deciding whether or not to tender. See "THE TENDER OFFER--Price Range of Shares; Dividends" for more detailed information.

What are the most significant conditions to the offer?

   The offer is conditioned upon, among other things:

   . stockholders validly tendering by the expiration date and not withdrawing that number of shares which, when added to the shares of eMachines common stock held by Mr. Hui, our parent, KDS USA and their respective affiliates, and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines on the date of purchase, which we call the "minimum condition;"

   . availability to us or receipt by us of funds pursuant to our credit agreement with UBS AG, or replacement financing obtained in accordance with the terms of the merger agreement, and the equity commitment made by Mr. Hui sufficient to permit us to fund all financial obligations arising in connection with the offer, the merger and the transactions contemplated by the merger agreement; and

   . delivery to the board of directors of eMachines of a solvency opinion in substantially the same form as the solvency opinion delivered to UBS AG (or replacement financiers) pursuant to the credit agreement.

   In addition, we are not obligated to purchase shares that are validly tendered if the waiting period under the Hart-Scott Rofino Antitrust Improvements Act (referred to as the "HSR Act") has not expired or been terminated or if there is a material adverse change affecting the business of eMachines. Other than a limitation on our ability to amend the minimum condition to less than 80% of the outstanding shares of common stock and our ability to waive the solvency opinion condition and the minimum condition, we have reserved the right to waive any and all other conditions to the offer at our discretion. See "THE TENDER OFFER--Terms of the Offer" and "THE TENDER OFFER--Conditions of the Offer" for more detailed information.

Have any stockholders agreed to sell their shares to us?

   Yes. We have entered into a stock purchase agreement with idealab! which beneficially owns in the aggregate approximately 6.5% of the shares of outstanding common stock as of September 29, 2001. idealab! has agreed, subject to certain terms and conditions, not to tender its shares in the offer but to sell its shares to us, at $1.06 per share immediately after our acceptance of the shares in the offer.

   eMachines', our parent and we believe the directors of eMachines (other than Mr. Hui) and each of TriGem Computer, Inc., Korea Data Systems America, the trustee for the noteholders of Korea Data Systems America and their respective officers, directors and affiliates currently plan to tender pursuant to the offer all shares of common stock held of record or beneficially owned by each of them (other than those individuals, if any, for whom tender of the shares of common stock would cause them to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended), subject to and consistent with any fiduciary obligations of such persons. See "SPECIAL FACTORS--Merger Agreement and Option Agreement" for more detailed information.

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

If sufficient shares to satisfy the minimum condition are tendered and accepted for payment, will eMachines continue as a public company?

   Yes. However, we anticipate that we will merge with eMachines as soon as practicable after the expiration of the offer and as a result eMachines will no longer be publicly owned. By meeting the minimum condition or alternatively, by exercising the option to purchase eMachines common stock under the option agreement, we will be able to complete the merger of eMachines without obtaining the approval of the eMachines stockholders. However, until the merger is consummated or if the merger does not take place for some reason, it is possible that the number of stockholders of eMachines and the number of shares of eMachines that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on the OTCBB and eMachines may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See "THE TENDER OFFER--Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration" for more detailed information.

What will happen to the outstanding stock options of eMachines in the Merger?

   At the consummation of the merger each outstanding and unexercised option to purchase eMachine's common stock under the eMachines 1998 Stock Option Plan or other stock option plans or agreements, whether vested or unvested will be converted into an obligation of eMachines to pay the holders of these options a cash amount for each option that is equal to (i) the excess, if any, of the $1.06 per share consideration (or any higher price that may be paid in the offer), over the exercise price per share of the subject option multiplied by
(ii) the number of shares underlying the option. See "SPECIAL FACTORS--Merger Agreement and Option Agreement," for more information.

What are the principal United States federal income tax consequences of tendering my shares?

   Your sale of shares pursuant to this offer is a taxable event for United States federal income tax purposes and in all likelihood for state and local income tax purposes. To the extent that the proceeds that you receive from the sale of your shares pursuant to this offer exceed your basis in the shares sold, you will realize a gain. If your basis in the shares sold exceeds the proceeds you received pursuant to the sale, you will realize a loss. Because tax matters are complicated, we strongly urge you to contact your tax advisor to determine the particular tax consequences of our offer to you. See "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" for more detailed information.

To whom may I speak if I have questions about the offer?

   If you have any questions about the offer, you can call Georgeson Shareholder Communications Inc., the information agent for the offer, at (800) 223-2064 (toll free) or Georgeson Shareholder Securities Corporation, the dealer manager for the offer, at (800) 445-1790 (toll free).

                               TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
SUMMARY TERM SHEET.................................................................................   1
INTRODUCTION.......................................................................................   9
SPECIAL FACTORS....................................................................................  12
   1.  Background of the Offer.....................................................................  12
   2.  Recommendation of the Board of Directors; Fairness of the Offer and the Merger..............  19
   3.  Opinion of Financial Advisors...............................................................  24
   4.  Purpose of the Offer and Merger; Plans for eMachines........................................  36
   5.  Interests of Certain Persons in the Offer and the Merger....................................  37
   6.  Merger Agreement and Option Agreement.......................................................  45
   7.  Appraisal Rights............................................................................  54
   8.  Beneficial Ownership of Common Stock........................................................  57
   9.  Certain United States Federal Income Tax Consequences.......................................  58
   10. Transactions and Arrangements Concerning the Common Stock...................................  59
   11. Related Party Transactions..................................................................  60
   12. Certain Effects of the Offer and the Merger.................................................  62
THE TENDER OFFER...................................................................................  64
   1.  Terms of the Offer..........................................................................  64
   2.  Procedure for Tendering Shares..............................................................  66
   3.  Withdrawal Rights...........................................................................  68
   4.  Acceptance for Payment and Payment for Shares...............................................  69
   5.  Price Range of Shares; Dividends............................................................  70
   6.  Financing of the Offer and the Merger.......................................................  71
   7.  Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration.  73
   8.  Fees and Expenses...........................................................................  73
   9.  Certain Information Concerning eMachines....................................................  74
   10. Certain Information Concerning Us, Our Parent and Lap Shun (John) Hui.......................  78
   11. Conditions of the Offer.....................................................................  79
   12. Certain Legal Matters.......................................................................  81
   13. Miscellaneous...............................................................................  82
SCHEDULE I--INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
            EMPIRE ACQUISITION, EM HOLDINGS, INC. AND LAP SHUN (JOHN) HUI
SCHEDULE II--INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
            EMACHINES
APPENDIX A--DELAWARE GENERAL CORPORATION LAW SECTION 262

To the Holders of eMachines Common Stock:

                                 INTRODUCTION

   Empire Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of EM Holdings, Inc., a Delaware corporation, hereby offers to purchase all of the issued and outstanding shares of common stock of eMachines, Inc., a Delaware corporation, at a price of $1.06 per share net to seller in cash, without interest, less any required withholding taxes, which we refer to as the "purchase price." Our offer is made on the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. We refer to this offer to purchase and the related letter of transmittal, together with any amendments or supplements, as the "offer." The offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 2001, as amended and restated as of November 26, 2001, by and among us, our parent and eMachines, pursuant to which we will be merged with and into eMachines.

   You will not be obligated to pay, except as set forth in Instruction 6 to the letter of transmittal, transfer taxes on the sale of your shares pursuant to the offer. If you hold your shares with your broker, you may be required by your broker to pay a service charge or other fee and, therefore, should consult with your broker. You will probably be subject to federal income tax on the receipt of cash for shares of common stock purchased by us pursuant to the offer. In addition, if you fail to complete, sign and return to EquiServe Trust Company, N.A., the depositary for the offer, the IRS Substitute Form W-9 that is included with the letter of transmittal, you may be subject to required backup federal income tax withholding of 30.5% (30% if payment is made after December 31, 2001) of the gross proceeds payable to you pursuant to the offer, and certain non-U.S. stockholders may be subject to a 30% income tax withholding. See "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences." We will pay all fees and expenses of: Georgeson Shareholder Communications Inc., the information agent for the offer; Georgeson Shareholder Securities Corporation, the dealer manager for the offer; and EquiServe Trust Company, N.A., the depositary for the offer, incurred in connection with the offer.

   The offer is conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration of the offer that number of shares of common stock which, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, constitutes at least 90% of the outstanding common stock of eMachines. This condition is referred to as the "minimum condition." See "THE TENDER OFFER--Conditions of the Offer."

   The eMachines' board of directors has (with the exception of Mr. Hui, the sole stockholder of our parent, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously approved the merger agreement and the transactions contemplated by the merger agreement, determined that the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to, and in the best interests of and the offer price is fair to the holders of common stock of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), and recommends that you and the other holders of common stock of eMachines accept the offer and tender your shares pursuant to the offer.

   eMachines has advised us that Credit Suisse First Boston Corporation, the financial advisor to eMachines has delivered to eMachines' board of directors its opinion that, as of November 19, 2001, based upon and subject to the various considerations set forth therein, the offer price to be received by the holders of eMachines common stock is fair, from a financial point of view, to those holders (other than Mr. Hui, KDS USA, our parent, and their respective affiliates). You are urged to read the opinion carefully, in its entirety, for the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston. See "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger."

   We, our parent and Mr. Hui have determined that we reasonably believe that the consideration to be paid in either the offer or the merger is fair to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates) from a financial point of view.

   On November 18, 2001, Averil Capital rendered its oral opinion, subsequently confirmed in writing by letter dated November 19, 2001, to our board of directors, our parent's board of directors and Mr. Hui that, as of that date, and based upon and subject to the assumptions and qualifications stated in its opinion, the acquisition consideration of $1.06 per share in cash to be received by the holders of eMachines common stock pursuant to the merger agreement and the transactions contemplated thereby is fair, from a financial point of view, to such holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates). You are urged to read the opinion carefully, in its entirety, for the assumptions made, matters considered and limitations on the review undertaken by Averil Capital. See "SPECIAL FACTORS--Opinion of the Financial Advisors."

   The merger agreement provides that, as soon as practicable after consummation of the offer and on the terms and subject to the conditions of the merger agreement and in accordance with Delaware law, we will be merged with and into eMachines. Following the effective time of the merger, eMachines will continue as the surviving corporation and become a wholly-owned subsidiary of our parent and our separate corporate existence will cease.

   At the effective time of the merger, each share of common stock that is issued and outstanding immediately prior to the effective time and all rights in the common stock will, by virtue of the merger and without any action on the part of the holder, cease to exist and be converted into and represent the right to receive an amount in cash equal to $1.06 per share in cash, without interest, less any required withholding taxes. The merger agreement is more fully described in "SPECIAL FACTORS--Merger Agreement and Option Agreement." Under the Delaware General Corporation Law, which we will refer to as the "DGCL," if we acquire at least 90% of the issued and outstanding shares of common stock, then we will be able to approve and effect the merger without a vote of eMachines' stockholders pursuant to Section 253 of the DGCL. The minimum condition requires that the number of shares tendered in the offer which, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent, and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines. As a result, if we meet the minimum condition and purchase the shares tendered in the offer and purchase the shares purchasable pursuant to the stock purchase agreement, we will be able to merge with eMachines without the vote of eMachines' stockholders. See "THE TENDER OFFER--Conditions of the Offer." If we amend or waive the minimum condition and purchase shares of common stock in the offer which, when added to the shares of common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 80% of the outstanding common stock of eMachines, we will have the option to purchase sufficient shares to meet the 90% requirement under the option agreement.

   If we do not acquire 90% of the outstanding shares of common stock of eMachines through the option agreement, the offer and otherwise, but if we acquire at least a majority of the outstanding common stock and all of the conditions to the offer and merger have been waived or met, we may call a stockholder meeting to approve the merger. Since at that time we will own more than 50% of the outstanding shares of eMachines, stockholder approval of the merger will be assured.

   Both we and our parent are newly formed entities that have not conducted any business other than in connection with the offer and the merger agreement. We are wholly-owned by our parent and our parent is wholly-owned by Mr. Hui, who is also a director and is the beneficial owner of approximately 1.1% of the outstanding common stock of eMachines. Mr. Hui is also the sole owner of KDS USA which owns approximately 0.16% of the outstanding shares of common stock of eMachines. Collectively, Mr. Hui and KDS USA own approximately 1.26% of the outstanding common stock of eMachines. Other than acting as a U.S. distributor, KDS USA is not affiliated with Korea Data Systems Co., Ltd. or Korea Data Systems America, Inc., who are both stockholders of eMachines.

   idealab! has entered into a stock purchase agreement, dated as of October 30, 2001, with us and Mr. Hui pursuant to which idealab! has agreed not to tender its shares of common stock in the offer but to:

   . sell its shares to us at the same price as the purchase price in the offer after we accept the shares tendered in the offer;

   . to vote its shares in favor of the merger agreement and the transactions contemplated by the merger agreement if stockholder approval is required; and

   . unless the merger agreement is terminated, to vote its shares against any competing offer.

   See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger."

   We and our parent entered into an option agreement with eMachines on November 19, 2001, pursuant to which eMachines agreed to issue and sell to us, subject to certain conditions, that number of shares which, when added to the shares of eMachines common stock held by Mr. Hui, our parent, KDS USA and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines. See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger."

   As of November 26, 2001, there were 145,527,579 shares of common stock issued and outstanding. As a result, as of that date, 119,687,557 shares of common stock would need to be validly tendered and not properly withdrawn prior to December 27, 2001, in order for us to purchase any shares tendered, unless we waive or amend the minimum condition. If less than 90% but at least 80% of the outstanding shares of common stock of eMachines are tendered, we have the right to elect to purchase all shares that are tendered by amending the minimum condition without eMachines' consent. We may also amend the minimum condition to less than 80% with the consent of eMachines.

   We estimate the total amount of funds required to purchase all shares of common stock tendered pursuant to the offer, to consummate the merger and related transactions, to acquire all shares of common stock held by idealab! and to pay all related costs and expenses will be $166,000,000. We have entered into a credit agreement, dated as of November 26, 2001, among us, as borrower, our parent, as guarantor, UBS AG, Stamford Branch, as lender and UBS Warburg LLC, as arranger, pursuant to which UBS AG, subject to certain conditions, and a requirement that funds sufficient to repay UBS AG be placed in escrow by us and eMachines simultaneously with consummation of the offer, has agreed to provide a loan of up to $145 million. The remainder of the funds necessary to purchase the tendered shares will be obtained from Mr. Hui who has committed to contribute to us at least $21.1 million, of which $5 million has been funded and the remainder of which will be funded simultaneously with the funding by UBS AG. Consequently, we expect we will have sufficient funds to consummate the offer and accomplish the merger and pay all related costs and expenses.

   eMachines' common stock is listed and traded on the Over the Counter Bulletin Board, which we will refer to as the "OTCBB," under the symbol "EEEE.OB." As of November 19, 2001, the last trading day prior to the announcement of the offer, the closing price of the common stock, as reported on the OTCBB, was $0.54 per share. See "THE TENDER OFFER--Price Range of Shares; Dividends."

   Except as otherwise set forth in this offer to purchase, the information concerning eMachines contained in this offer to purchase and in the attached schedules and annexes, including financial information, has been furnished by eMachines or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. We, our parent and Mr. Hui assume no responsibility for the accuracy or completeness of the information concerning eMachines furnished by eMachines or contained in the documents and records or for any failure by eMachines to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

   The offer to purchase includes information required to be disclosed pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which we will refer to as the "Exchange Act," which rule governs so-called "going private" transactions by certain issuers or their affiliates.

   This offer to purchase and the letter of transmittal contain important information which should be read carefully before any decision is made with respect to the offer.

                                SPECIAL FACTORS

1. Background of the Offer.

   eMachines concluded its initial public offering in March 2000. Following its initial public offering, eMachines' financial performance was adversely affected by the weakened economy and an unanticipated decrease in consumer demand for personal computers resulting in a dramatic downturn in the overall computer market and an industry-wide oversupply of personal computers as consumers curtailed their spending. In addition, revenues from eMachines' Internet operations slowed dramatically due to the lower overall demand for personal computers as well as the adverse environment for Internet-related businesses. Following eMachines' initial public offering, due to these factors and a declining stock market, eMachines experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of eMachines common stock steadily declined from its initial public offering price of $9.00 on March 24, 2000 to $0.375 on December 29, 2000.

   As a result of these factors, during the latter half of 2000, Stephen Dukker, the President and Chief Executive Officer of eMachines at the time, raised the possibility of exploring various strategic alternatives to maximize shareholder value. eMachines' board of directors discussed various alternatives, but no definitive actions were taken by the board of directors at that time to pursue such a transaction.

   On December 20, 2000, eMachines received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq"), regarding the continued listing of eMachines common stock on the Nasdaq National Market. The letter stated that eMachines common stock may be delisted from trading on or about March 20, 2001, if the minimum bid price of eMachines common stock did not equal or exceed $1.00 per share for a minimum of ten consecutive trading days ending prior to such date.

   As a result of its own independent investigation of eMachines, representatives of Averil Capital Markets Group, Inc., an investment banking firm (referred to as "Averil Capital"), approached Mr. Hui to discuss various alternatives surrounding eMachines. During their initial meeting in January 2001, Averil Capital reviewed with Mr. Hui eMachines' current operating performance, capital markets profile and future prospects. In addition, Averil Capital and Mr. Hui discussed potential strategic alternatives for eMachines including a sale to a strategic buyer, the acquisition of eMachines by Korea Data Systems, Co., Ltd., (referred to as "KDS Korea") and/or TriGem Computers, Inc. (referred to as "TriGem"), the two largest stockholders of eMachines, and a management buyout. At the conclusion of the meeting, Mr. Hui advised Averil Capital he did not intend to pursue a transaction of the type discussed at that time and that he believed it was premature to discuss the pursuit of any alternatives until eMachines completed certain internal restructuring initiatives.

   On February 26, 2001, eMachines announced the appointment of Wayne R. Inouye as eMachines' President and Chief Executive Officer and as a member of the eMachines board of directors, effective March 5, 2001. At the same time, eMachines announced the resignation of Stephen A. Dukker from those same positions, effective March 4, 2001.

   Following the appointment of Mr. Inouye, and during March 2001, eMachines publicly announced a restructuring program including the following actions:

   . Reducing exposure to the Internet market by eliminating resources dedicated to Internet products;

   . Recruiting of senior key management in addition to Mr. Inouye; and

   . Taking a one-time financial charge of $3.7 million for expenses associated with staff reductions and facilities closures in San Francisco, Scotts Valley and New York City.

   On March 21, 2001, following the continued decline of its stock price, eMachines received a letter from the Nasdaq advising the company of Nasdaq's decision to delist eMachines's common stock from the Nasdaq

National Market because of eMachines' failure to comply with Nasdaq's $1 minimum bid price requirement. eMachines requested an appeal of the decision to delist its common stock before a Nasdaq Listing Qualifications Panel.

   Despite the eMachines restructuring program, the market price of eMachines common stock continued to decline during the second quarter of 2001. At a meeting on April 17, 2001, eMachines' board of directors began to discuss potential strategic alternatives. The board of directors of eMachines considered the following factors:

   . The financial performance of eMachines for the fiscal year ended December
     31, 2000, coupled with results to date, continued to be adversely affected by the unexpectedly severe decline in consumer demand for personal computers;

   . The lack of liquidity in eMachines' stock made it unattractive to institutional investors (as well as non-institutional investors);

   . eMachines' difficulty in attracting equity research analyst coverage; and

   . If the stock price were to remain below $1.00 per share it could lead to delisting of eMachines common stock from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements, and the company was already notified of such possibility.

   Addressing the factors listed above, eMachines' board of directors resolved to undertake a review of the company's strategic alternatives, particularly exploring the possibility of identifying an acquiror willing to purchase the entire company.

   As part of its strategic review, at the April 17, 2001 meeting of the eMachines board of directors, the eMachines board of directors established an advisory committee to more closely be involved with and monitor the strategic review process. The advisory committee was comprised of Mr. Inouye, and Nathan Morton and Yasuhiro Tsubota who are both independent directors of eMachines.

   In April 2001, the management of eMachines held preliminary discussions with Credit Suisse First Boston about potential strategic alternatives for eMachines. On May 7, 2001, eMachines publicly announced that it had retained Credit Suisse First Boston, which had been the company's lead underwriter in its initial public offering, to act as its financial advisor and to assist eMachines in evaluating its strategic alternatives, including a possible sale of the company. In the eMachines press release, Mr. Inouye stated that the board of directors believed that it was an appropriate time to explore opportunities to maximize shareholder value following its recent restructuring.

   On May 24, 2001, eMachines common stock was delisted from the Nasdaq National Market and trading in eMachines common stock was moved to the Over The Counter Bulletin Board.

   During May 2001, Credit Suisse First Boston contacted 55 companies, including both strategic and financial buyers, to determine their levels of interest in a potential acquisition of eMachines. Additionally, a number of parties contacted eMachines and Credit Suisse First Boston to express their interest in exploring a potential acquisition of eMachines. Based upon initial conversations with Credit Suisse First Boston, five firms, including TriGem Computer, Inc. and KDS Korea, expressed a high level interest in exploring a possible transaction with eMachines. One of those parties signed confidentiality agreements with eMachines, which included various "standstill" provisions. The standstill provisions prohibited, among other things, a potential acquiring party from acquiring shares, soliciting proxies or making public announcements regarding its intentions with respect to a transaction with eMachines. Between May and August of 2001, Credit Suisse First Boston and eMachines held continuing discussions with these parties.

   On June 5, 2001, one of these interested parties (referred to as the "Other Interested Party") submitted a non-binding indication of interest to acquire eMachines. eMachines' management held an informational meeting and hosted due diligence sessions with the Other Interested Party during the months of June and July.

   During June 2001, Mr. Hui contacted Averil Capital Markets Group requesting a meeting between representatives of Averil Capital, KDS USA, KDS Korea and TriGem. At a meeting on June 18, 2001, Averil Capital met with Mr. Hui and S.
C. Sohn, General Counsel of TriGem, to discuss the possible acquisition of eMachines through a joint offer by KDS USA, KDS Korea and TriGem. At that meeting, Averil Capital reviewed various structural, valuation, operational and legal issues surrounding a possible transaction.

   During this same time period, Mr. Hui advised Credit Suisse First Boston that he, KDS Korea and TriGem were interested in pursuing a transaction involving eMachines. While KDS Korea and TriGem were initially interested in pursuing a transaction, each of them subsequently determined they did not wish to pursue a transaction.

   On July 12, 2001, Credit Suisse First Boston updated the advisory committee of the board of directors on the status of discussions with third parties, including the Other Interested Party. On August 8, 2001, the Other Interested Party submitted a revised non-binding indication of interest which contained a higher offer price than its previous indication of interest submitted on June 5, 2001, (which was still significantly below the offer price). A meeting of the eMachines advisory committee was convened on August 9, 2001, to consider the revised indication of interest submitted by the Other Interested Party and eMachines' other strategic alternatives. The advisory committee declined to pursue further discussions with the Other Interested Party at that time and determined that discussions to date had failed to produce a party interested in pursuing a transaction with eMachines at a price the advisory committee deemed worthy of pursuing at such time. Therefore, the advisory committee determined to stop actively seeking a buyer and advised Credit Suisse First Boston to stop pursuing a potential sale of eMachines. On September 17, 2001, eMachines publicly announced that it had terminated Credit Suisse First Boston's engagement. The press release also indicated that eMachines would continue to review its strategic alternatives.

   Following the termination of Credit Suisse First Boston's engagement, Mr. Hui explored other potential opportunities involving eMachines, not necessarily including KDS Korea's and TriGem's participation. He contacted certain financial sources to discuss the possibility of financing the acquisition of the eMachines common stock held by KDS Korea and TriGem. In addition, he discussed with eMachines Chairman, Paul Lee, the possibility of Mr. Hui's sponsorship of an acquisition of eMachines. He also had similar discussions with Michael Hong, a director of eMachines, and Jung Koh, a director of eMachines and the Chairman of KDS Korea. Messrs. Lee and Koh indicated to Mr. Hui that their respective organizations would be interested in the sale of eMachines at a fair price, whether in a management-led buyout or a transaction with an unaffiliated third party.

   During September 2001, Mr. Hui contacted Averil Capital regarding his possible sponsorship of a management-led buyout of eMachines or his own outright acquisition of eMachines. During a meeting on September 27, 2001, Averil Capital and Mr. Hui discussed and assessed the probability of completing a transaction, the probable range of values to complete a transaction, various structural and legal considerations and the review of a possible timeline for a transaction. On October 4, 2001, Averil Capital and Mr. Hui executed an engagement letter in connection with Averil Capital serving as the exclusive financial advisor to Mr. Hui to explore the acquisition of eMachines.

   During October 2001, Mr. Hui also met directly with Mr. Inouye to discuss the possibility of pursuing a management-led acquisition of eMachines. Mr. Hui offered to assist Mr. Inouye in structuring a transaction, securing the necessary acquisition capital and retaining the advisors to represent Mr. Hui and the management team. Mr. Inouye considered but ultimately rejected Mr. Hui's proposal.

   Also during October 2001, eMachines had discussions with, and provided due diligence information to a third party that had been referred to Mr. Dukker by Mr. Hui during late 2000 as a potential strategic partner or acquirer in connection with a transaction that would involve the acquisition of a significant interest in eMachines from certain stockholders of eMachines.

   Following the retention of Averil Capital by Mr. Hui, on October 4, 2001, Mr. Hui formed our parent and us to serve as acquisition entities in connection with the proposed transaction with eMachines.

   During October, Averil Capital contacted various financing sources to secure the necessary financing commitments in order to effect the transaction. As a result of its efforts, Averil Capital secured a preliminary debt financing commitment from UBS AG. This financing commitment was in a form that could be executed simultaneously with the execution of a definitive merger agreement between our parent and eMachines. In addition to securing the preliminary debt financing commitment, Mr. Hui planned to contribute certain equity financing to the transaction.

   Because a substantial portion of the cash reserves of eMachines would be used to repay the acquisition debt to UBS AG, legal counsel for UBS AG and our parent's advisors believed it was important to secure a solvency opinion. UBS AG requested for our parent to retain the services of a nationally recognized valuation appraisal firm to render a solvency opinion in connection with the transaction. On November 14, 2001, our parent retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

   In order to determine whether or not the proper support existed for Mr. Hui's potential acquisition of eMachines, Averil Capital, in combination with Akin Gump Strauss Hauer & Feld, LLP (legal advisor to Mr. Hui, our parent and us, referred to as "Akin Gump") also contacted KDS Korea, TriGem and idealab! to negotiate their support of an offer sponsored by Mr. Hui. As a result of these negotiations, on October 30, 2001, idealab! entered into the stock purchase agreement with Mr. Hui.

   Between October 4, 2001, and October 29, 2001, Mr. Hui worked closely with Averil Capital and Akin Gump to prepare a fully-financed, fully defined offer for eMachines.

   On October 30, 2001, Mr. Hui delivered to Wayne Inouye our parent's offer to acquire all of the outstanding shares of common stock of eMachines. Our parent's initial offer was to acquire all of the outstanding shares of eMachines common stock at $.78 per share through a cash tender offer followed by a short-form merger. In addition to the offer letter, Mr. Hui delivered as part of the offer a form of merger agreement that our parent would be willing to execute. During this meeting, Mr. Hui described to Mr. Inouye the terms and conditions of the offer and explained his reasons for pursuing the offer. Mr. Hui also expressed his desire to retain Mr. Inouye and the management team of eMachines. Mr. Inouye stated that he would contact the various board members to discuss Mr. Hui's proposal to acquire eMachines. Following Mr. Hui's meeting with Mr. Inouye, Averil Capital delivered copies of the offer to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, eMachines' outside counsel (referred to as "Wilson Sonsini") and other selected members of eMachines board of directors. After being advised that the board intended to reengage Credit Suisse First Boston, which occurred on November 1, 2001, Mr. Inouye delivered copies to Credit Suisse First Boston.

   On October 31, 2001, following delivery of the offer, Averil Capital and Akin Gump had conversations with eMachines' financial and legal advisors to discuss consideration of our parent's offer. At that time, our parent and Mr. Hui were asked to execute a confidentiality agreement. It was decided that once the confidentiality agreement was executed that Averil Capital would review with Credit Suisse First Boston the financial analysis underlying our parent's initial offer. Based on the commencement of a process whereby the eMachines board of directors would review the proposal, our parent determined not to publicly announce its proposal at that time.

   On November 2, 2001, Averil Capital reviewed with Credit Suisse First Boston certain elements of the financial analysis. During this telephone conference, there was no negotiation as to the specific offer. It was understood at the conclusion of the discussion that our parent's initial offer was subject to negotiation if a higher value was justified and supported by additional information from eMachines. In addition, Averil Capital told Credit Suisse First Boston that it would disclose the name of the financing source, and provide the form of commitment and supporting term sheet, once a confidentiality agreement between eMachines and our parent was executed.

   On November 2, 2001, a special meeting of the eMachines board of directors was held to review with the entire board the offer received as well as determine the proper manner in which to proceed. Mr. Adam Andersen, Senior Vice President and Chief Operating Officer of eMachines, and John Alpay, Corporate Counsel of eMachines, and representatives of Wilson Sonsini, also participated in the meeting. Representatives of Wilson Sonsini reviewed with the eMachines directors their fiduciary duties to the holders of eMachines common stock in the context of a proposed business combination transaction involving eMachines, including a transaction between Mr. Hui and eMachines. The eMachines directors discussed potential conflicts of interests of various directors in the proposed transaction. Mr. Hui made a brief statement to the board of directors describing the background of his proposal before recusing himself from all further meetings at which our parent's proposal or other strategic alternatives would be considered. Following Mr. Hui's departure, Wilson Sonsini informed the board of the terms and conditions of Mr. Hui's proposal. The eMachines board of directors created an advisory committee to assist in the evaluation of alternative transactions involving eMachines, including our parent's proposal. The advisory committee was comprised of Mr. Inouye, Mr. Morton, Mr. Tsubota and Mr. Hong. While the advisory committee would advise the board of directors (other than Mr. Hui) through the process, the entire board of directors, subject to the recusal of Mr. Hui, would be responsible for making any final determinations regarding our parent's proposal as well as other alternatives to be considered.

   Following the board of directors' meeting on November 2, 2001, the advisory committee met separately. Representatives of Credit Suisse First Boston and Wilson Sonsini also participated in the meeting. Credit Suisse First Boston reviewed with the board the process being undertaken to contact third parties that may be interested in pursuing an acquisition or other strategic transaction with eMachines and the status of discussions with our parent and its advisors. The advisory committee authorized eMachines advisors to go forward with negotiations with our parent and to determine whether any third parties that had previously expressed an interest in a transaction with eMachines would have any interest in acquiring eMachines. The advisory committee also expressed its desire to enter into a "standstill" agreement with any interested parties for a long-enough period of time to conduct an orderly process.

   Between November 2 and November 18, 2001, Credit Suisse First Boston contacted and had discussions with third parties that had previously expressed an interest in a transaction with eMachines.

   On Saturday, November 3, 2001, Credit Suisse First Boston and Wilson Sonsini reported the eMachines board of directors' position regarding our parent's offer to Averil Capital and Akin Gump. eMachines' advisors stated that the board of directors had directed the company's advisors to undertake negotiations with our parent regarding its offer. At the same time, eMachines' board of directors also determined that it was necessary to contact other selected parties that had shown some level of interest in eMachines during the prior strategic review process. eMachines' advisors continued to negotiate with Mr. Hui and our parent to define the scope of a standstill provision.

   On November 6, 2001, the advisory committee held a special meeting. Mr. Andersen, representatives of Wilson Sonsini and representatives of Credit Suisse First Boston also participated in the meeting. At this meeting, the advisory committee considered the terms and conditions of our parent's proposed financing, the implications of a possible disclosure by our parent of its offer on a Schedule 13D to be filed with the SEC and the inability of eMachines and Mr. Hui to agree on the scope of the standstill. The advisory committee authorized eMachines' advisors to continue negotiations with our parent, Mr. Hui and their advisors with a continuing requirement to obtain our parent's agreement to a relatively brief standstill provision long enough to complete an orderly exploration of eMachines' strategic alternatives.

   Meanwhile, in order to proceed with its review of information regarding our parent's offer, eMachines proposed that the parties initially enter into a one-way confidentiality agreement governing the provision of confidential information by us to eMachines, which agreement would not raise the standstill issues and would allow our parent to disclose the details behind our parent's financing to Credit Suisse First Boston. During the discussions of this one-way confidentiality agreement, we also indicated to eMachines' advisors that although we disclaim beneficial ownership of any securities held by idealab!, we may elect to disclose by November 9, 2001 on Schedule 13D our potential beneficial ownership of idealab! shares as a result of the stock purchase agreement between Mr. Hui and idealab!

   On November 8, 2001, the advisory committee met to discuss the status of potential transactions with third parties and the status of negotiations with our parent and its advisors, including our parent's intent to file a Schedule 13D with the SEC publicly disclosing the existence of and terms of its offer. Mr. Andersen, Mr. Alpay, representatives from Wilson Sonsini and representatives from Credit Suisse First Boston also participated in the meeting. The advisory committee determined that eMachines would issue a press release acknowledging our parent's proposal, if our parent in fact did proceed with its public disclosure of their proposal.

   On November 9, 2001, Averil Capital had a conference call with Credit Suisse First Boston during which Credit Suisse First Boston and Averil Capital discussed, among other things, certain valuation analysis, including liquidation analyses relating to eMachines. On the same day, our parent filed a
Schedule 13D with the SEC disclosing its offer to eMachines at $0.78 per share and the stock purchase agreement entered into with idealab! On November 9, 2001, eMachines also issued a press release acknowledging the offer and announcing that it had re-engaged Credit Suisse First Boston.

   On November 11, 2001, after being contacted by Credit Suisse First Boston, the Other Interested Party submitted another non-binding letter of intent to acquire eMachines.

   On November 12, 2001, a special meeting of the eMachines board of directors was held to review the material terms and conditions of the indication of interest and the status of discussions with this party, including planned due diligence sessions. Before any discussion, Mr. Hui made a brief statement to the board and recused himself from the meeting. The board of directors also discussed the status of discussions with our parent and the likelihood of other potential offers from potentially interested third parties. The board of directors authorized management and advisors to continue due diligence and negotiations with the interested parties.

   On November 12, 2001, Credit Suisse First Boston contacted each of the potentially interested parties, including Averil Capital and the Other Interested Party, to inform them of the process that was being conducted to evaluate proposals for a potential acquisition of eMachines. Each party was informed that November 16, 2001 had been established as the date on which final offers for a potential acquisition of eMachines should be submitted. Each party was encouraged to meet with eMachines management as quickly as possible in order to complete any due diligence that it or its advisors or financing sources deemed necessary.

   After extensive negotiations, our parent, Mr. Hui and eMachines entered into a confidentiality agreement including a 17-day standstill period.

   During the week of November 12, Averil Capital, UBS AG and Houlihan Lokey visited eMachines to conduct due diligence and meet with management at eMachines to obtain due diligence information. In addition, eMachines advisors and management held continuing discussions with other interested third parties, none of whom conducted further diligence during that week.

   On November 15, Credit Suisse First Boston indicated to Averil Capital that the board of directors of eMachines would not be considering final bids on the following day as previously indicated. No explanation was given for the change of process and no alternative date was set for final consideration of bids. In light of the considerable time and expense incurred by our parent, our parent determined to proceed with the presentation of our offer on November 16, 2001. eMachines subsequently explained that the deadline was pushed back because additional time was needed to continue discussions with the Other Interested Party.

   After the close of trading on November 16, 2001, our parent delivered to the office of eMachines its revised offer for eMachines. In its revised offer, our parent raised its acquisition price to $1.00 per share, which was at or about the same level as the Other Interested Party's non-binding letter of intent. The revised offer by its terms was scheduled to expire Sunday, November 18, at 12:00 p.m.

   On November 16, 2001, a special meeting of the board of directors of eMachines was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston participated in the meeting. Mr. Hui gave an oral presentation to the eMachines board of directors regarding his increased offer. Wilson Sonsini reminded the directors of their fiduciary duties in the context of a potential transaction with Mr. Hui and the board once again reviewed any potential conflicts of interest any director might have in such a transaction. Mr. Hui made a brief statement about his revised offer and then recused himself and left the meeting. Following Mr. Hui's departure, Credit Suisse First Boston updated the board on the results of the discussions throughout the week and advised the board that the Other Interested Party was the only other party that had demonstrated interest in pursuing a transaction in the required timeframe established by the board of directors of eMachines and that additional time was needed to hold discussions with the Other Interested Party, which had not submitted a revised indication of interest. The board of directors noted that our parent's revised bid, which was higher than its first bid, was set to expire on November 18 at 12:00 p.m. The board of directors instructed eMachines' advisors to contact both our parent and the Other Interested Party and advise such parties that the final deadline for revised offers was November 18, while simultaneously moving forward with negotiations if possible.

   Averil Capital and the Other Interested Party were contacted by Credit Suisse First Boston on November 17, 2001 regarding the results of the board meeting and were advised of the deadline for final bids.

   Over the course of the weekend, our parent's financial and legal advisors had numerous discussions with eMachines' financial and legal advisors in order to negotiate the terms of a definitive merger agreement and option agreement. No discussions regarding the definitive agreements proposed by the Other Interested Party were held.

   On November 17, 2001, the financing committee of UBS AG met internally to approve its revised commitment letter, which raised the level of UBS AG's commitment from a prior letter and to reflect our parent's enhanced bid. UBS AG received its requisite internal committee approval that day and our parent received a final form of debt commitment letter, executed by UBS AG.

   On November 18, 2001, Mr. Hui delivered to the eMachines advisors our parent's revised offer in which our parent raised its offer to $1.06 per share. Also on November 18, 2001, the Other Interested Party submitted verbally a revised non-binding indication of interest at a price higher than its previous offer dated November 17, 2001, but which was not a meaningful increase over its previous offer.

   A special meeting of the board of directors of eMachines was held on November 18, 2001, to assess final offers. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated. Mr. Hui gave an oral presentation to the board of directors regarding our parent's revised offer. Mr. Hui stated that our parent's revised offer would expire on Monday, November 19, at 5:00 a.m. and clearly stated that this was our parent's final offer. Mr. Hui indicated that if this offer was not accepted by the board of directors prior to its expiration, the offer would expire and our parent would consider other alternatives to his offer. Mr. Hui then recused himself from the meeting. Following Mr. Hui's recusal, the board was informed that the Other Interested Party had not submitted a revised written offer, not completed diligence, but did verbally express a revised offer at a price below our parent's proposal. Furthermore, the Other Interested Party's offer was subject to confirmatory due diligence and the satisfactory negotiation of definitive agreements. Credit Suisse First Boston then gave a detailed presentation regarding our parent's revised offer, including a presentation to the eMachines board of directors regarding its financial analysis of the proposal and how it compares to other potential alternatives for eMachines. Wilson Sonsini then updated the board on the status of negotiations with our parent and its advisors relating to the definitive merger agreement and related documents, including open issues related to certainty of closing and eMachines' ability to terminate the merger agreement in order to accept a third-party offer. The board of directors authorized eMachines management and advisors to continue to negotiate

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

with our parent and its advisors to come to an acceptable result on the open issues, and another board meeting was set for the following day to assess the results of these negotiations.

   Following completion of the board meeting, eMachines advisors contacted Averil Capital and Akin Gump to inform them that the board of directors had authorized them to complete negotiation of the merger and related agreements. Through its advisors, eMachines requested that our parent extend its offer until the close of the business day on November 18, 2001, in order for negotiations to be completed, and for the board of directors to consider the definitive agreement after all negotiations were concluded. The parties continued to negotiate the agreements.

   On November 19, 2001, our parent filed an amendment to its previously filed
Schedule 13D indicating its revised offer of $1.06 per share had expired that morning but that the parties were continuing their discussions.

   On the same day, a special meeting of the board of directors of eMachines was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated in the meeting. Mr. Hui made a brief statement to the board of directors of eMachines about his proposal and then recused himself from the meeting. Wilson Sonsini updated the board of directors on the results of negotiations with our parent's advisors on the definitive documents. Wilson Sonsini then discussed with the board in detail the terms and conditions of the proposed definitive merger agreement, including the conditions to our parent's obligations to close the offer and eMachines' ability to terminate the agreement and enter into a transaction with a third party, and the terms and conditions of our parent's financing commitment. Credit Suisse First Boston then delivered its oral opinion to the board of directors of eMachines, which was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view to such stockholders (other than Mr. Hui, KDS USA, our parent or their respective affiliates). Following a lengthy discussion of the terms and conditions of the proposed transaction, the eMachines board of directors determined the merger agreement and the transactions contemplated by the merger agreement to be advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of eMachines accept the offer and tender their shares of common stock in the offer.

   Following the board meeting, Averil Capital received a phone call from Wilson Sonsini indicating that the board of directors had approved the merger agreement. The parties executed a definitive merger agreement after the board meeting on November 19, 2001. Our parent also executed the debt financing commitment with UBS AG. eMachines and our parent publicly announced the execution of the definitive merger agreement in a joint press release prior to the opening of the trading markets on November 20, 2001.

   We, our parent and eMachines executed an amended and restated merger agreement on November 26, 2001.

2. Recommendation of the Board of Directors; Fairness of the Offer and the Merger.

   Recommendation of the eMachines Board of Directors; eMachines position as to Fairness of the Offer and the Merger.

   At a meeting held on November 19, 2001, eMachines board of directors (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously:

   . determined that the offer and the merger are advisable, fair to and in the best interests of, and the offer price is fair to, eMachines' stockholders (other than Mr. Hui, KDS USA, our parent and their respective affiliates);

   . approved the merger agreement and the transactions contemplated thereby, including the offer and the merger; and

   . determined to recommend that you accept the offer and tender your shares of eMachines common stock pursuant to the offer.

   The eMachines board of directors consulted with eMachines senior management, as well as its legal counsel and financial advisors, in reaching its decision to approve the merger agreement. Among the factors considered by the board of directors in its deliberations were the following:

   . the fact that a rigorous market check of eMachines was undertaken during the summer of 2001 during which eMachines financial advisor contacted numerous potential acquirors and partners regarding a possible business combination with eMachines and that a follow-up market check was performed in November 2001;

   . the relatively thin trading market and the lack of liquidity of the eMachines common stock and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, eMachines;

   . the historical market prices, price to earnings ratios, recent trading activity and trading range of the shares of eMachines common stock, including the fact that the $1.06 per share to be paid in the offer and the merger represents a premium of approximately 96.3% over the $0.54 closing sale price for the eMachines common stock on the OTCBB on November 19, 2001 (the last trading day prior to announcement of the offer);

   . the fact that $1.06 per share offering price is above the highest closing sale price of eMachines common stock in the previous twelve months;

   . the judgment of the eMachines board of directors, based on arm's-length negotiations with our parent, that the $1.06 per share offer price represented the highest price that our parent would be willing to pay in acquiring the shares of eMachines common stock;

   . the purchase price in the offer and the merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by you and the other stockholders, which were particularly acute in light of the delisting of eMachines common stock from the Nasdaq National Market in May 2001;

   . the offer and the merger provide for a prompt cash tender offer for all outstanding shares of eMachines common stock (other than those held by Mr. Hui, KDS USA, our parent and their respective affiliates, or that are subject to stock purchase agreements) to be followed by a merger for the same consideration, thereby enabling you and the other stockholders to obtain cash in exchange for your shares of eMachines common stock at the earliest possible time;

   . eMachines' financial performance and outlook, and eMachines' assets, business, financial condition, business strategy and results of operations and eMachines' prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than eMachine s;

   . the presentation of Credit Suisse First Boston to the eMachines board of directors on November 18, 2001 regarding its financial analysis and the opinion of Credit Suisse First Boston delivered to eMachines board of directors on November 18, 2001, and subsequently confirmed in writing on November 19, 2001, that as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view, to such holders (other than Mr. Hui, our parent, KDS USA, our parent and their respective affiliates);

   . the terms and conditions of the merger agreement generally, including the parties' representations, warranties and covenants, the conditions to the parties' obligations and the circumstances under which our parent and eMachines may terminate the offer;

   . the fact that, although the merger agreement does not permit eMachines to solicit competing proposals, the merger agreement permits eMachines to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited offer, inquiry or proposal to acquire at least 10% of the equity securities of eMachines pursuant to a merger, tender offer, exchange offer, acquisition, consolidation or other similar transaction or to acquire a material portion of eMachines' assets, subject to the terms of the merger agreement;

   . the merger agreement permits the eMachines board of directors to withdraw its approval or recommendation of the offer, the merger and the merger agreement and in connection therewith approve or recommend a "Superior Proposal" (as that term is defined in the merger agreement), subject to certain notice requirements and payment of a $4.83 million termination fee, if the board of directors determines in good faith, after consultation with legal counsel, that it is reasonably likely that the failure to take such action would breach with its fiduciary duties to the eMachines stockholders under applicable law;

   . the board of director's judgment that the termination fee would not materially impair the ability of a third party to make a competing proposal;

   . our representation in the merger agreement that we will have sufficient funds available to it to satisfy its obligation to consummate the offer and the merger, and the terms and conditions of our debt commitment letter from UBS AG;

   . the fact that the eMachines board of directors will be an addressee of the solvency opinion delivered as a condition to UBS AG funding pursuant to its financing commitment, the delivery of which is a condition to our parent's obligation to consummate the offer which cannot be waived without eMachines' consent; and

   . the eMachines board of directors considered alternative transactions including liquidation, sale to a strategic buyer and a cash dividend to stockholders, and determined that the offer and the merger represent a better alternative for the stockholders of eMachines than any of the other potential alternatives considered because they offer stockholders the opportunity to receive value for their shares at a sufficient premium to the market price of eMachines common stock relatively quickly with relative certainty and limited execution risk in comparison with the sale or cash dividend alternative, as well as provide a greater value to stockholders than a liquidation alternative.

   The eMachines board of directors also considered a number of uncertainties and risks in their deliberations concerning the offer and the merger, including the following:

   . the possibility that, although the offer gives you and the other stockholders the opportunity to realize a premium over the price at which the eMachines common stock traded prior to the public announcement of the offer and the merger, you and the other stockholders will not benefit from any future increase in the value of eMachines;

   . the circumstances in the merger agreement under which the termination fee becomes payable by eMachines;

   . pursuant to the merger agreement, between the execution of the merger agreement and the expiration date of the offer, eMachines is required to obtain our consent before it can take certain actions; and

   . the conditions to our obligations to purchase shares in the offer, and the possibility that such conditions might not be satisfied.

   As part of its analysis, the eMachines board of directors also considered the alternative of causing eMachines to remain as a public company. The eMachines board of directors considered eMachines' limitations as a public company as discussed above, including small market capitalization, its delisting from the Nasdaq

National Market and its resources in comparison to its competitors. The eMachines board of directors believed that an improvement in those factors that affect eMachines' prospects was not likely in the immediate future. Although the merger will allow only Mr. Hui and his affiliates to participate in eMachines' future growth, if any, the eMachines board of directors concluded that the potential benefit to you and the other stockholders of the remaining public was outweighed by the risks and uncertainties associated with eMachines' future prospects. The eMachines board of directors also concluded that obtaining a substantial cash premium for the shares now was preferable to preserving for you and the other stockholders an opportunity to have a speculative future return.

   As discussed above eMachines board of directors recognized that, although the consummation of the offer gives you and the other stockholders the opportunity to realize a substantial premium over the price at which the shares were traded before the public announcement of the offer, tendering in the offer would eliminate the opportunity for you and the other stockholders to participate in the future growth and profits of eMachines, if any. The eMachines board of directors believed that the loss of the opportunity to participate in the growth and profits of eMachines, if any, was adequately reflected in the offer price of $1.06 per share. The eMachines board of directors also recognized that there can be no assurance as to the level of growth or profits to be attained by eMachines in the future.

   In light of the number and variety of factors that the eMachines board of directors considered in connection with its evaluation of the offer and the merger, the eMachines board of directors did not find it practicable to quantify or otherwise assign relative weights to those factors, and, accordingly, the eMachines board of directors did not do so. In addition, individual members of the eMachines board of directors may have given different weights to different factors. Rather, the eMachines board of directors viewed its positions and recommendations as being based on the totality of the information presented to and considered by it. The eMachines board of directors considered the net book value of eMachines to the extent it was taken into consideration in the liquidation analysis.

   The eMachines board of directors believes that the offer and the merger are procedurally fair because, among other things:

   . Mr. Hui recused himself from all eMachines board meetings at which his offer or any other potential proposals or alternatives were considered or discussed;

   . the eMachines board of directors (with the exception of Mr. Hui, the sole stockholder of our parent, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously determined to approve the offer, the merger and the merger agreement;

   . eMachines' financial advisor, Credit Suisse First Boston, assisted the eMachines board of directors in evaluating the proposed transaction; and

   . the $1.06 per share cash purchase price and the other terms and conditions of the merger agreement resulted from active arm's-length bargaining.

   eMachines' board of directors believes that sufficient procedural safeguards to ensure fairness of the transaction were present, and therefore, there was no need to retain any additional unaffiliated representative to act on behalf of you and the other stockholders in view of the foregoing factors, particularly the fact that Mr. Hui did not participate in any of the board of directors meetings at which his proposal or any other proposals or alternatives for eMachines were considered or discussed.

   Mr. Hui's, our parent's and our position on the fairness of the Offer and the Merger.

   We, our parent and Mr. Hui, as the parties proposing to gain control of eMachines, did not participate in the deliberations of the board of directors regarding the fairness to you of the offer and the merger. The rules of the SEC require each of us, our parent and Mr. Hui to express its belief as to the fairness of the offer and the merger to you, the unaffiliated holders of eMachines common stock.

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

   With respect to determining our belief as to the fairness of the consideration to be paid to you in the offer or the merger, we, our parent and Mr. Hui have considered the factors considered by the board of directors referred to above. Additionally, we, our parent and Mr. Hui considered the following material factors:

   . eMachines accepted our offer following a competitive bid process during which a competing bid was received and considered by eMachines and its advisors;

   . the terms of the offer were approved after a competitive bidding process, with the result that the offer was determined to be superior and accepted by the board of directors over a bid submitted by a third party;

   . eMachines inability, prior to the public announcement of our initial offer to find an interested buyer through an extensive search conducted by eMachines' financial advisors during the summer of 2001 and again during November 2001;

   . the relatively low volume trading in the shares and that the offer and the merger would result in immediate, enhanced liquidity for the stockholders of eMachines at a premium to recent trading prices;

   . the fact that the eMachines board of directors has (with the exception of Mr. Hui, the sole stockholder of our parent, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously approved the merger agreement and the transactions contemplated by the merger agreement including the offer and the merger are advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates) and recommends that eMachines stockholders accept the offer and tender their shares;

   . the financial analysis and presentation of Averil Capital Markets Group, Inc. (referred to as "Averil Capital"), to our parent and Mr. Hui on November 18, 2001, and the opinion of Averil Capital that as of November 19, 2001, based upon various considerations set forth in its opinion, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view, to such holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates);

   . recent and historical trading prices for the common stock, particularly, the fact that the offer price represents a 96.3% premium to the closing sale price of the common stock ($0.54 per share) on the last trading day prior to public announcement of the offer and a 156% premium to the volume-weighted average price of the common stock for the last ten trading days prior to delivery of our offer to eMachines;

   . the arm's-length nature of the negotiations with the board of directors with respect to the merger agreement;

   . the terms and conditions of the merger agreement, including the amount and form of consideration to be paid, the parties' mutual representations, warranties and covenants and the conditions to their respective obligations and the absence of any future obligations on the part of the unaffiliated stockholders of eMachines; and


   . the fact that our parent cannot modify the minimum condition to below 80%, or waive such minimum condition, without eMachines' consent (thus assuring that a majority of the shares of eMachines common stock held by stockholders of eMachines other than those affiliated with Mr. Hui or held by eMachines' largest stockholders must tender their shares in the offer);

   . the opinion, without adopting it, of Credit Suisse First Boston that as of November 19, 2001, based upon various considerations set forth in its opinion, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view, to such holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates).

   We, our parent, and Mr. Hui believe that the offer and the merger are procedurally fair because, among other things:

   . the board of directors was advised by eMachines legal counsel and negotiated the merger agreement on an arm's-length basis;

   . the board of directors retained an independent financial advisor to assist in evaluating the proposal and who provided it with a fairness opinion with respect to the fairness, from a financial point of view of the offer price, to the holders of eMachines common stock, other than Mr. Hui, KDS USA, our parent and their respective affiliates;

   . the board of directors and independent financial advisor of eMachines conducted a comparative bidding process during which a competitive bid was received, considered and negotiated by eMachines and its advisors;

   . the terms and conditions of the merger agreement resulted from active, arm's-length negotiations with the board of directors and the advisory committee;

   . the merger agreement permits eMachines to furnish non-public information with respect to itself and to participate in negotiations in response to an unsolicited proposal, if the board of directors determines in good faith that failure to do so would constitute a breach of its fiduciary duties to eMachines' stockholders;

   . the termination provisions of the merger agreement allow the board of directors to terminate the agreement upon receipt of a superior proposal;

   . eMachines' stockholders who believe the terms of the offer and the merger are not fair can pursue appraisal rights in the merger under the DGCL; and

   . eMachines' board of directors' legal counsel and financial advisor reported directly to the board of directors and took direction from the board of directors and not from Mr. Hui. The board of directors at all times was aware of the interests of Mr. Hui in the proposed transaction.

   In addition to the other factors considered by us, our parent and Mr. Hui in concluding that the offer and merger is substantively and procedurally fair to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), we, our parent and Mr. Hui each adopted the conclusion and analysis of Averil Capital and the eMachines board of directors described in "SPECIAL FACTORS--Opinion of Financial Advisors" and "SPECIAL FACTORS--Recommendation of the Board of Directors, Fairness of the Merger," respectively. We, our parent and Mr. Hui did not attach relative weights to the specific factors considered in reaching our conclusions as to the fairness of the offer and merger to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), although the arm's length negotiations between the parties, the receipt by the eMachines board of directors of the opinion of Credit Suisse First Boston and the recommendation of the eMachines board of directors were considered to be the most significant. The opinion of Credit Suisse First Boston is addressed to the eMachines board of directors and neither we, our parent or Mr. Hui relied on such opinion.

   Neither we, nor our parent or Mr. Hui have made any provisions in connection with the offer and the merger to grant any unaffiliated stockholders access to eMachines' corporate records, or to obtain counsel or appraisal services at the expense of eMachines, us, our parent or Mr. Hui.

3. Opinion of Financial Advisors.

   Opinion of the Financial Advisor to eMachines

   On November 18, 2001, Credit Suisse First Boston delivered its oral opinion to the eMachines board of directors, subsequently conformed by a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon various considerations set forth in the Credit Suisse First Boston opinion and the offer price to be received by holders of eMachines common stock in the offer and the merger is fair from a financial point of view to such holders (other than Mr. Hui, KDS USA, our parent, and their respective affiliates). No limitations were imposed by the board of directors or the advisory committee upon Credit Suisse First Boston with respect to the investigations made or procedures followed by it in rendering its opinion.

   The full text of the written opinion of Credit Suisse First Boston, dated November 19, 2001, which summarizes the assumptions made in the opinion, is attached as Schedule II to eMachines' Solicitation/Recommendation Statement on
Schedule 14D-9 which has been mailed to stockholders together with this offer to purchase. You and the other holders of common stock are urged to read the opinion in its entirety. The opinion of Credit Suisse First Boston is addressed to the eMachines board of directors and does not constitute a recommendation to you or any other holder of common stock as to whether you should tender your shares of common stock in the offer or how you should vote at any stockholders meeting in connection with the merger. The summary of the opinion of Credit Suisse First Boston in this offer to purchase is qualified in its entirety by reference to the full text of the opinion.

   eMachines retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. In connection with Credit Suisse First Boston's engagement, eMachines requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of eMachines common stock, other than Mr. Hui, KDS USA, our parent and their respective affiliates, of the offer price to be received by such holders in the offer and the merger. On November 18, 2001, eMachines board of directors met to review the proposed transaction. During this meeting, Credit Suisse First Boston reviewed with the eMachines board of directors certain financial analyses, as described below. Subsequently, at a meeting of the eMachines board of directors on November 19, 2001, Credit Suisse First Boston delivered to the eMachines board of directors its oral opinion, which opinion was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of the eMachines common stock in the offer and merger is fair, from a financial point of view, to such holders, other than Mr. Hui, KDS USA, our parent, and their respective affiliates.

   The full text of the Credit Suisse First Boston written opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion is filed as an exhibit to the Schedule TO that we filed with the SEC and is incorporated by reference in its entirety. eMachines stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view and as of the date of the Credit Suisse First Boston opinion, to the holders of eMachines common stock, other than Mr. Hui, KDS USA, our parent, and their respective affiliates, of the offer price to be received by such holders in the offer and the merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the offer or as to how such stockholder should vote or act on any matter relating to the proposed merger. The summary of the Credit Suisse First Boston opinion in this document is qualified in its entirety by reference to the full text of the Credit Suisse First Boston.

   In connection with its opinion, Credit Suisse First Boston, among other things,

   . reviewed the merger agreement;

   . reviewed certain publicly available business and financial information relating to eMachines;

   . reviewed certain other information, including financial forecasts, provided to it by eMachines, and met with the eMachines' management to discuss the business and prospects of eMachines;

   . considered certain financial and stock market data of eMachines and compared that data with similar data for other publicly held companies in businesses similar to those of eMachines;

   . considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

   . considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts for eMachines that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of eMachines' management as to the future financial performance of eMachines. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of eMachines, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of the Credit Suisse First Boston opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. In connection with its engagement, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of eMachines and held preliminary discussions with certain of these parties prior to the date of its opinion. The Credit Suisse First Boston opinion does not address the relative merits of the offer and the merger as compared to other business strategies that might be available to eMachines, nor does it address the underlying business decision of eMachines to proceed with the offer and the merger.

   In preparing its opinion for the eMachines board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to eMachines or the contemplated transaction. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of eMachines. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of eMachines. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness, from a financial point of view, to the holders of eMachines common stock, other than Mr. Hui, KDS USA, our parent and their respective affiliates, of the purchase price to be received by such holders in the offer and the merger and were provided to the eMachines board of directors in connection with the delivery of the Credit Suisse First Boston opinion.

   The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the board of directors at a meeting of the eMachines board of directors held on November 18, 2001. The following summaries of financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

   eMachines Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which eMachines common stock traded from March 24, 2000 (the date of the initial public offering of eMachines common stock) through November 16, 2001. Credit Suisse First Boston noted that the high closing price of eMachines common stock was $8.75 on May 5, 2000, and that the low closing price of eMachines common stock was $0.16 on April 3, 2001. Credit Suisse First Boston also noted the average closing price of eMachines common stock over various periods prior to November 16, 2001, as summarized below:

           Period Prior toNovember 16, 2001            Average Closing Price
           --------------------------------            ---------------------
Current...............................................         $0.51
Last 5 trading days...................................         $0.54
Last 10 trading days..................................         $0.51
Last 30 trading days..................................         $0.37
Last 60 trading days..................................         $0.29
Last 90 trading days..................................         $0.28

   Credit Suisse First Boston also noted the volume of shares traded at different price levels between January 2, 2001 and November 16, 2001, as summarized in the following table:

Trading Price........ (less than)$0.20 $0.20-$0.30 $0.30-$0.40 $0.40-$0.50 $0.50-$0.60 $0.60-$0.70 $0.70-$0.80
Volume (millions)....       10.7          56.2        39.8        15.5        26.1         7.2         9.8
Percentage...........       6.4%          34.0%       24.1%       9.4%        15.8%       4.4%        5.9%
Cumulative Percentage
  within or below
  Range..............       6.4%          40.4%       64.5%       73.9%       89.7%       94.1%      100.0%
Cumulative Volume
  within or below
  Range (millions)...       10.7          66.9        106.7       122.2       148.3       155.5       165.3

   Comparative Stock Price Performance. Credit Suisse First Boston compared the recent stock price performance of eMachines with indices composed of selected companies in each of the personal computer hardware industry and the distributor and value-added reseller industry and the Nasdaq composite index over the period from March 24, 2000 (the date of the initial public offering of eMachines common stock) through November 16, 2001. The following table sets forth the changes in such stock prices and indices over this period:

                                                             Change from
                                                            March 24, 2000
                                                            --------------
eMachines..................................................     (93.8%)
Distributors and Value-Added Resellers.....................       5.2%
Personal Computer Hardware.................................     (42.9%)
Nasdaq.....................................................     (61.7%)

   Credit Suisse First Boston also noted that eMachines common stock has consistently traded at a discount to eMachines' respective quarterly cash balance since September 2000.

   Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Credit Suisse First Boston calculated the implied eMachines' equity value based on two sets of financial projections provided to Credit Suisse First Boston by eMachines' management. The discounted cash flow analysis performed using the first set of financial projections provided to Credit Suisse First Boston by eMachines' management, the "management case," was based on various assumptions, including, among other things, (i) revenue growth rates of 24% for 2002 and 10% for 2003 through 2006, (ii) gross margins of 9.3% for 2002 through 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from 0.10 times to
0.30 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 15 times to 25 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $214.9 million to $339.6 million. Credit Suisse First Boston believed that, in light of the historical performance and current market conditions, eMachines' ability to achieve the management case projections was subject to significant risks.

   Credit Suisse First Boston also performed a similar analysis based on a second set of financial projections provided to it by eMachines' management, the "sensitivity case". The discounted cash flow analysis were performed using the sensitivity case projections was based on, among other things, (i) revenue growth rates of 15% for 2002 and 5% for 2003 through 2006, (ii) gross margins of 5% in 2002 improving to 9% in 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from 0.05 times to 0.15 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 7.5 times to 12.5 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $137.9 million to $181.9 million.

   Premiums Paid Analysis. Credit Suisse First Boston calculated the premium that the offer price of $1.06 represented to the closing price of eMachines common stock on several dates prior to November 16, 2001. The following table summarizes the results of this analysis:

                                                            Premium of the
                                                        Purchase Price over the
 Date                                                    eMachines Share Price
 ----                                                   -----------------------
 November 16, 2001.....................................         107.8%
 November 9, 2001(1)...................................         146.5%
 30 days prior(2)......................................         404.8%
 60 days prior(2)......................................         285.8%
 90 days prior(2)......................................         430.0%

--------
(1) Date of the initial public announcement of the interest of our parent in acquiring eMachines.
(2) Based on reference date of November 16, 2001.

   Credit Suisse First Boston also reviewed the premiums paid in 643 cash and stock transactions since January 1, 2001 valued at more than $10 million. The following table summarizes the premiums paid in such deals to the target company's stock price one day prior to announcement of the transaction:

Premium................................. (less than)20% 0%-30% 30%-60% 60%-90% 90%-120% (greater than)120%
Percentage of Deals.....................     11.5%      44.5%   29.5%   8.2%     2.5%          3.7%
Cumulative Percentage of Deals within or
  below Range...........................     11.5%      56.0%   85.5%   93.7%   96.2%         100.0%

   Credit Suisse First Boston noted that the average premium in these transactions to the target's closing price one day prior to announcement of the transaction was 30.1%.

   Liquidation Analysis. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that net proceeds of $81.7 million to $125.7 million could be distributed to eMachines stockholders if eMachines was liquidated.

   Cash Distribution Alternative. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that $88.4 million to $135.4 million could be available for distribution to eMachines stockholders in a cash dividend. Credit Suisse First Boston presented an illustrative range of total value to eMachines stockholders of $111.7 million to $221.6 million based on the above amount of assumed available cash and an illustrative value range for the remaining equity stake of $23.3 million to $86.2 million based on certain eMachines trading statistics.

   Other Analyses. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other estimates provided by management, other information, and other analyses, including, among other things:

   . Credit Suisse First Boston compared certain publicly available financial information of eMachines with that of other companies, including seven personal computer hardware companies, five distributors and value-added resellers and 28 companies with negative aggregate values. No company utilized as a comparison in this comparable company analysis is identical to eMachines and, in addition, Credit Suisse First Boston noted that such companies had financial, product offering and liquidity profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $60.0 million to $325.0 million.

   . Credit Suisse First Boston reviewed 15 precedent transactions in the hardware industry and ten precedent transactions involving distributors or value-added resellers and calculated various multiples of the consideration paid in such transactions to financial statistics of the companies acquired in such transactions based on publicly available information. No transaction utilized as a comparison in this precedent transaction analysis is identical to the proposed offer and merger and, in addition, Credit Suisse First Boston noted that such transactions were completed in business and capital market environments that are significantly different to current business and capital market environments and that the companies involved in such transactions had financial, product offering and liquidity profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $240.0 million to $360.0 million.

   In evaluating the transaction, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eMachines, such as the effect of competition on the business of eMachines and the personal computer industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of eMachines or the personal computer industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

   Credit Suisse First Boston's opinion and presentation to the eMachines board of directors was one of many factors taken into consideration by the eMachines board of directors in making its determination to recommend the transaction agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the eMachines board of directors or the eMachines' management with respect to the value of eMachines or whether the eMachines board of directors would have been willing to agree to a different purchase price.

   The board of directors retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the eMachines board of directors based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has provided investment banking and financial services to eMachines for which it received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of eMachines for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Pursuant to an engagement letter dated November 1, 2001, eMachines engaged Credit Suisse First Boston to provide financial advisory services to the eMachines board of directors in connection with the transaction, including, among other things, rendering its opinion and making the presentation referred to above. Pursuant to the terms of the engagement letter, eMachines has agreed to pay Credit Suisse First Boston a "transaction fee", which will be equal to the greater of (1) 2.00% of the aggregate value the transaction and (2) $2,500,000. Credit Suisse First Boston will also receive a fee of $500,000 for rendering its opinion, which will be credited against any transaction fee paid to Credit Suisse First Boston. In addition, eMachines has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

  Opinion of the financial advisor to Mr. Hui, our parent's board of directors and our board of directors

   On November 18, 2001, Averil Capital rendered its oral opinion, subsequently confirmed in a written opinion by letter dated November 19, 2001, to Mr. Hui, our parent's board of directors and our board of directors that, as of that date, and based upon and subject to the assumptions and qualifications stated in its opinion, the acquisition consideration of $1.06 per share in cash to be received by the holders of eMachines common stock pursuant to the merger agreement and the transactions contemplated thereby is fair, from a financial point of view, to such holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates). No limitations were imposed by Mr. Hui upon Averil Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

   The full text of the written opinion of Averil Capital, dated November 19, 2001, which confirms the oral opinion, is attached as Exhibit c(2) to the Schedule TO we filed with the SEC. You and the other holders of common stock are urged to read the opinion in its entirety. The opinion of Averil Capital is addressed to Mr. Hui, our parent's board of directors and our board of directors and does not constitute a recommendation to you or any other holder of common stock as to whether you should tender your shares of common stock in the offer or how you should vote at any stockholders meeting in connection with the merger. The summary of the opinion of Averil Capital in this offer to purchase is qualified in its entirety by reference to the full text of the opinion.

   Pursuant to an engagement letter, dated October 4, 2001, Mr. Hui retained Averil Capital as his exclusive financial advisor in connection with a possible transaction involving eMachines. In this same connection, Averil Capital rendered an opinion to Mr. Hui, our parent's board of directors and our board of directors as to the fairness of the $1.06 per share cash consideration to be paid in the offer and the merger, from a financial point of view, to the holders of eMachines common stock (other than Mr. Hui, KDS USA, our parent and their respective affiliates).

   On November 18, 2001, during a telephone conference call between Mr. Hui and Averil Capital scheduled to evaluate the proposed transaction, Averil Capital delivered its oral opinion to Mr. Hui, which was subsequently confirmed in a written opinion letter dated November 19, 2001, that, as of November 19, 2001, and based on the assumptions made, the matters considered and the limitations on the review undertaken described in the opinion, the acquisition consideration of $1.06 per share in cash was fair, from a financial point of view, to the holders of eMachines common stock (other than Mr. Hui, KDS USA, our parent and their respective affiliates). No limitations were imposed by Mr. Hui, our parent's board of directors or our board of directors with respect to the investigations made or procedures followed by Averil Capital in rendering its opinion. Averil Capital's opinion was prepared for the benefit and use of Mr. Hui and each of our parent's board of directors and our board of directors in their consideration of the offer and the merger and does not constitute a recommendation to stockholders of eMachines as to whether or not they should tender shares pursuant to the offer or as to how they should vote upon, or take any other action with respect to, the merger.

   Averil Capital's opinion is expressly intended for the benefit and use of Mr. Hui, each of our parent's board of directors and our board of directors and does not address (i) the relative merits of the offer and the merger and the other business strategies that the board of directors of eMachines has considered or may be considering, or (ii) the underlying business decision of Mr. Hui, our parent's board of directors or our board of directors to proceed with the offer and the merger.

   In its review and analysis and in rendering its opinion, Averil Capital, with our permission, assumed and relied upon the accuracy and completeness of all information provided to it by us, our parent, eMachines management and its legal and financial advisors, as well as publicly available information, and have not verified such information. With respect to the financial forecasts it received from eMachines management, Averil Capital was advised and assumed that such financial forecasts were reasonably prepared on bases to reflect eMachines management's best currently available estimates and judgments of such future financial performance. Averil Capital was not requested to conduct and did not conduct an independent investigation of eMachines' assets or liabilities (contingent or otherwise), nor has it made, been provided with or considered any independent evaluation or appraisal of any of such assets or liabilities in connection with its opinion.

   The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such a process is not readily susceptible to summary description. Averil Capital believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Averil Capital's opinion. No company or transaction used in Averil Capital's analysis is identical to eMachines or this transaction. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusions reached by Averil Capital. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In addition, Averil Capital may have given various analyses more or less weight than others, and may have deemed various assumptions more or less probable than others, so that the valuation range resulting from any particular analysis should not be taken to be Averil Capital's view of the actual equity value of eMachines. In performing its analyses, Averil Capital considered general economic, market and financial conditions and other matters and made numerous assumptions regarding such conditions and matters, many of which are beyond the control of eMachines or Mr. Hui, us or our parent. The analyses performed by Averil Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of eMachines common stock may be traded at any future time.

   In conducting its analysis and rendering its opinion as expressed herein, Averil Capital reviewed and considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

   . the historical financial condition and results of operations of eMachines including the Annual Report on Form 10-K of eMachines for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q of eMachines for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001;

   . the Registration Statement on Form S-1 dated, March 22, 2000, including all exhibits thereto, in connection with eMachines initial public offering;

   . all other relevant public filings including all Form 8-K filings of eMachines up until and including the filing on October 29, 2001;

   . certain internal financial and non-financial information prepared by the management of eMachines, which data was made available to Averil Capital in its role as our and our parent's financial advisor;

   . business prospects of eMachines as projected by management and as set forth in financial projections furnished to us and Averil Capital by the management of eMachines, and various sensitivity analyses conducted on such projections in relation to key revenue and expense assumptions;

   . review of published information regarding the manufacturers of personal computers, hardware peripherals and PC and hardware peripheral component suppliers and their respective customers, market conditions and future prospects;

   . published information regarding the financial performance, operating characteristics and trading characteristics of selected companies which Averil Capital deemed comparable;

   . published information regarding mergers and acquisitions transactions involving selected companies which Averil Capital deemed comparable;

   . the historical and current market prices for the common shares and for the equity securities of certain other companies with businesses that Averil Capital considered relevant to its inquiry;

   . publicly available information, including research reports on companies and the PC and related industries Averil Capital considered relevant to its inquiry;

   . the capital markets and financing environment generally and as they relate to eMachines; and

   . the terms and conditions of the merger agreement.

   In addition, Averil Capital considered but did not rely upon the following factors in rendering its opinion:

   . the arm's-length negotiations regarding our offer that took place between the financial advisors and legal counsel to us and the corresponding financial advisors and legal counsel to eMachines;

   . the assumption that the special committee and board of directors of eMachines would favorably recommend the offer and the merger prior to execution of the merger agreement; and

   . the assumption that Credit Suisse First Boston, the financial advisor to eMachines would render an opinion that the $1.06 cash consideration to be paid is fair, from a financial point of view, to eMachines' stockholders prior to execution of the merger agreement.

   The following is a summary of the material financial analyses performed by Averil Capital in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Averil Capital. Certain information in this section is presented in a tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES PERFORMED BY AVERIL CAPITAL, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. AVERIL CAPITAL'S OPINION IS BASED UPON THE TOTALITY OF THE VARIOUS ANALYSES PERFORMED BY AVERIL CAPITAL AND NO PARTICULAR PORTION OF THE ANALYSES HAS ANY MERIT STANDING ALONE. While the foregoing summary describes certain analyses and factors that Averil Capital deemed material in its presentation to us, our parent and Mr. Hui, it is not a comprehensive description of all analyses and factors considered by Averil Capital.

   Historical Trading and Premiums Paid Analysis. Using publicly available information, Averil Capital analyzed, among other things, the historical trading activity of eMachines common stock and the cash consideration to be paid in the offer and the merger as a premium to the eMachines stock price as of various selected dates. The results of such analyses are included in the table below.

                                                                    Volume
                                                         Total     Weighted
                                                        Volume     Average      Premium
                                High    Low   Close  (in millions)  Price   To Closing Price
                               ------- ------ ------ ------------- -------- ----------------
First Quarter 2000............ $10.000 $5.875 $6.000     $27.3      $5.993           --
Second Quarter 2000...........   9.500  2.156  2.688      80.7       2.726           --
Third Quarter 2000............   3.250  0.844  1.031      37.2       1.069           --
Fourth Quarter 2000...........   1.250  0.250  0.375      29.0       0.324           --

First Quarter 2001............   0.906  0.203  0.250      56.6       0.238       324.0%
Second Quarter 2001...........   0.650  0.156  0.195      62.7       0.201       443.6%
Third Quarter 2001............   0.375  0.140  0.160      24.0       0.164       562.5%
Fourth Quarter 2001
   1 trading day prior to
     last offer...............   0.530  0.490  0.510       .58       0.514       107.8%
   10 trading days prior to
     last offer...............   0.460  0.370  0.450       .58       0.421       135.6%
   30 trading days prior to
     last offer...............   0.220  0.180  0.210       .40       0.201       404.8%

   Since its initial public offering at $9.00 per share during March 2000, eMachines common stock has consistently traded lower for each of the subsequent quarters, reaching an intra-day trading low of $0.140 per share during the third quarter 2001. In terms of premium to be paid to eMachines common stockholders, the $1.06 per share consideration represents a 563% premium to eMachines' closing stock price at the end of the third quarter 2001, which was prior to the delivery of our parent's offer, and represented a premium of 100% to eMachines' closing stock price one trading day prior to the delivery of our last offer of $1.06. From January 1, 2001 through the third quarter of 2001, approximately 143 million shares of eMachines common stock had been traded, all at prices below, and the greatest percentage of shares traded significantly below, the $1.06 per share consideration.

   Using publicly available information, Averil Capital also considered premiums historically paid in certain transactions. The table below sets forth the average and maximum premiums paid, for certain time periods prior to announcement (one day, one week, four weeks), for closed transactions involving US-based targets, across all industries, with aggregate purchase prices $25 million or greater, where the consideration consisted of all cash and the acquiror owned 100% of the target following the transaction. The premium to the $1.06 per share consideration to be paid in the offer and the merger, as compared with eMachines trading price one trading day prior to the delivery of our last offer, is materially higher than the average premium paid for any time period for 2001 year to date as well as the previous two years. The premium to the $1.06 per share consideration to be paid in the offer and the merger, as compared with eMachines trading price at the end of the third quarter 2001, is materially higher than the average premium paid for any time period for 2001 year to date as well as the previous two years.

                          Average Premium (in %) Maximum Premium (in %)
                          ---------------------- ----------------------
                          1 Day   1 Week 4 Weeks 1 Day  1 Week 4 Weeks
                          -----   ------ ------- ------ ------ --------
         1999............ 32.96   41.41   55.73  279.31 281.50 1,259.22
         2000............ 41.85   49.21   57.85   540.0  540.0   336.36

         2001
            1st Quarter.. 46.08   59.12   67.42  200.43 217.43   214.47
            2nd Quarter.. 46.61   55.36   73.23  160.57 120.87   264.08
            3rd Quarter.. 35.05   37.75   41.86   87.50 138.10   145.10
            Year to date. 44.64   54.29   66.01  200.43 217.43   264.08

   Discounted Cash Flow Analysis: Through use of the discounted cash flow methodology, Averil Capital calculated ranges of equity values for eMachines based on various financial projection assumptions.

   Case I: The first case derived by Averil Capital was based on management's projections for the years ended December 31, 2001 and 2002 and the assumptions data for the years 2003 through 2005 was estimated based upon management's comments. The relevant assumptions are set forth below:

                                                         2002  2003  2004 2005
                                                         ----- ----- ---- ----
  Unit growth rate...................................... 25.7% 15.0% 8.0% 8.0%
  Gross margin performance..............................  9.3%  9.0% 9.0% 9.0%
  Product return rates..................................  8.5%  6.0% 6.0% 6.0%

   Based on the above assumptions, and assuming discount rates ranging from 15% to 25% and a terminal value for EBITDA (earnings before interest, taxes and depreciation) of 6.0 to 14.0 times, the implied equity values for eMachines estimated from this analysis ranged from $1.36 to $1.87 per share, or a total equity value of $209.9 million to $288.0 million.

   In light of the importance of unit growth rate, gross margin and product return rate assumptions in determining overall equity values, Averil Capital conducted various sensitivity analyses with respect to these assumptions to determine the importance of any single variable and assess its relative importance in comparison with the other key variables. Based on the various discounted cash flow models generated from the sensitivity analyses conducted, Averil Capital determined that overall equity valuation was most sensitive to gross margin performance and sensitive, although comparatively less so, to unit growth rate and product return rate assumptions.

   In connection with testing the sensitivity of various assumptions, Averil Capital also considered publicly available data estimating future trends regarding some of these and other assumptions. According to certain publicly available data and industry sources, i) 2002 projected unit growth rates are materially lower than that projected by eMachines management and projected unit growth rates for the industry for 2003 and beyond are projected to slow further, ii) average system pricing for the industry as a whole is expected to decline from 2002 through 2005, and iii) gross margins are expected to compress over the same time period. As a result of these trends, as well as the sensitivity related to these and other factors, Averil Capital believed that the discounted cash flow analysis based upon management assumptions appeared aggressive.

   In addition to an analyses of the relevant assumptions and various projected industry trends, Averil Capital also assessed the future supplier and financing outlook for eMachines. In light of its historical sole supplier procurement model and the risks associated with diversifying those relationships in the future, Averil Capital believed that associated risk in this area could materially impact future gross margin performance of eMachines. In addition, Averil Capital considered the fact that eMachines current sole supplier is also its primary financing source for its inventory production. Averil Capital concluded that to the extent that eMachines could not obtain the same or similar financing arrangements in the future, eMachines' inventory acquisition cost and corresponding operating performance could be materially adversely impacted.

   Based upon consideration of the above factors, Averil Capital derived additional discounted cash flow analyses taking into account these factors.

   Case II: In this case, Averil Capital derived a discounted cash flow analysis using the assumptions set forth below, which included management's projections for 2002 and included more modest projections for the following years.

                                                         2002  2003  2004 2005
                                                         ----- ----- ---- ----
  Unit growth rate...................................... 25.7% 13.0% 8.0% 8.0%
  Gross margin performance..............................  9.3%  8.0% 8.0% 8.0%
  Product return rates..................................  8.5%  8.5% 8.5% 8.5%

   Based on the above assumptions, and assuming discount rates ranging from 15% to 25% and a terminal value for EBITDA (earnings before interest, taxes and depreciation) of 6.0 to 14.0 times, the implied equity values for eMachines estimated from this analysis ranged from $1.06 to $1.11 per share, or a total equity value of $162.6 million to $170.5 million.

   Case III: Due to the fact that eMachines experienced negative unit growth for 2001, only turned positive in terms of gross margin during the third quarter 2001 and experienced historical return rates materially higher than those projected for 2002, Averil Capital believed that the estimated equity values generated from Case II remained highly susceptible to management's achieving the improved projection targets for 2002. In order to address the above factors, Averil Capital also presented the following case. This case builds upon Case II above by including more modest projections for 2002 as well as the following years.

                                                         2002  2003  2004 2005
                                                         ----- ----- ---- ----
  Unit growth rate...................................... 15.0% 13.0% 8.0% 8.0%
  Gross margin performance..............................  8.0%  8.0% 8.0% 8.0%
  Product return rates..................................  9.5%  8.5% 8.5% 8.5%

   Based on the above assumptions, and assuming discount rates ranging from 15% to 25% and a terminal value for EBITDA (earnings before interest, taxes and depreciation) of 6.0 to 14.0 times, the implied equity values for eMachines ranged from $0.84 to $.91 per share, or a total equity value of $130.2 million to $139.9 million.

   Liquidation Analysis: Based on estimates provided to Averil Capital by Mr. Hui as well as other publicly available industry and Company information, Averil Capital calculated the net proceeds that could be distributed to eMachines stockholders if eMachines were liquidated on an orderly liquidation basis. This analyses was completed assuming varying future estimates for contingent litigation and warranty/RMA exposure. The estimated range of net proceeds that could be distributed to stockholders was $0.48 to $0.73 per share, or a total value of $73.6 million to $112.7 million.

   Dividend Distribution Analysis: In order to consider our proposal in comparison with a partial recapitalization by eMachines in which it distributed to stockholders a one-time cash dividend, Averil Capital conducted various discounted cash flow analyses. Based upon a one-time distribution totaling $150.0 million in the aggregate and a normalized balance sheet, the equity value of eMachines would range from $0.00 to $.05 per share, or a total value of $0.3 million to $8.2 million. This assumes discount rates ranging from 15% to 25% and EBITDA terminal values of 6.0 to 14.0 times. This is equivalent to a total per share value, including both the cash distribution and retention of the eMachines common share, ranging between $.97 and $1.03 per share.

   Comparable Companies Analysis: Using publicly available information, Averil Capital analyzed and compared, among other things, the trading multiples of eMachines to the corresponding trading multiples of selected personal computer hardware companies and selected computer industry distributors and value-added resellers. This analysis did not yield highly relevant comparable data given the fact that (i) none of the comparable companies closely resembled eMachines in terms of business lines and market focus, and (ii) the historical losses experienced by eMachines materially hindered the ability to derive normalized implied equity values.

   Comparable Acquisitions Analysis: Using publicly available information, Averil Capital analyzed and compared, among other things, the consideration paid and the transactional details surrounding selected mergers and acquisitions for personal computer hardware and related companies. This analysis did not yield highly relevant comparable data because (i) none of the comparable transactions closely resembled the offer and merger proposed by us and our parent, (ii) the limited number of relevant transactions during the recent three calendar years, and (iii) the historical losses experienced by eMachines materially hindered the ability to derive normalized implied equity values.

   Averil Capital is an investment banking firm and a registered broker-dealer with the National Association of Securities Dealers. As part of its investment banking business, Averil Capital is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Averil Capital provides financial advisory services only and does not otherwise maintain markets in or publish research reports regarding eMachines common stock or any other securities. Neither Averil Capital nor any of its affiliates actively trades or hold eMachines common stock for their own accounts or the accounts of customers. Neither Averil Capital nor its representatives have previously represented Mr. Hui or any entity affiliated with Mr. Hui.

   The engagement letter between Mr. Hui and Averil Capital provides that, for its services, Averil Capital is entitled to receive a retainer fee of $100,000, 40% payable upon the signing of the engagement letter and 60% payable upon the execution of a definitive merger agreement with eMachines. In addition, Averil Capital is entitled to a fee payable upon the rendering of the fairness opinion equal to $250,000. Averil Capital is also entitled to receive a financial advisory fee payable upon the closing of the transaction equal to $1.7 million, subject to a credit against such fee in an amount equal to the fee for rendering the fairness opinion. Mr. Hui has agreed to reimburse Averil Capital for its out-of-pocket expenses to the extent that the transaction does not close. Mr. Hui has also agreed to indemnify Averil Capital and certain affiliated parties against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

4. Purpose of the Offer and Merger; Plans for eMachines.

   Purpose. The purpose of the offer is to enable us to acquire as many outstanding shares of common stock of eMachines as possible as a first step in acquiring the entire equity interest of eMachines. The purpose of the merger is for our parent to acquire all of the shares of common stock not purchased pursuant to the offer, the stock purchase agreement and the option agreement. Upon consummation of the merger, eMachines will become a direct wholly-owned subsidiary of our parent. The offer is being made pursuant to the merger agreement.

   In determining whether to make the offer and thereafter effect the merger, we, our parent and Mr. Hui considered several factors, including the potential future financial performance of eMachines and historical and recent trading prices for the shares of eMachines common stock. We, our parent and Mr. Hui also considered the following factors:

   . eMachines' inability to find a third party buyer;

   . the relatively low volume of trading in the shares of eMachines and that the offer and the merger would result in immediate, enhanced liquidity for the stockholders of eMachines at a premium to recent trading prices;

   . the greater flexibility that eMachines' management would have to focus on long-term business goals, as opposed to the more short-term focus that can result from the quarterly filing requirements of the Securities and Exchange Commission;

   . the decrease in costs associated with being a public company (for example, as a privately-held entity, eMachines would no longer be required to file quarterly, annual or other periodic reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements); and

   . the reduction in the amount of public information available to competitors about eMachines' business that would result from the termination of eMachines' obligations under the reporting requirements of the Securities and Exchange Commission.

   Under the DGCL, the approval of eMachines' board of directors and the affirmative vote of the holders of a majority of the outstanding shares of common stock is required to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. The board of directors has (with the exception of Mr. Hui, the sole stockholder of our parent, who recused himself from the deliberations of eMachines' board of directors relating to the merger agreement) unanimously approved the merger agreement and the transactions contemplated by the merger agreement, determined the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates) and recommends that you accept the offer and tender your shares pursuant to the offer. It is anticipated in the merger agreement that merger will be consummated pursuant to the "short-form" merger provisions under
Section 253 of the DGCL. Pursuant to Section 253 of the DGCL, if we acquire at least 90% of the issued and outstanding shares of common stock then we will be able to approve and effect the merger without a vote of eMachines' stockholders. The merger agreement provides as a minimum condition that we acquire that number of shares which, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and Mr. Hui and their respective affiliates, and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines. As a result, if we meet the minimum condition and purchase the shares tendered in the offer and purchase the shares purchasable pursuant to the stock purchase agreement, we will be able to merge with eMachines without the vote of eMachines' stockholders. If we waive or amend the minimum condition we will need to restructure our financing and we may still be able to acquire enough shares to effect a short form merger pursuant to the option agreement and as a result stockholder approval will not be required to effect the merger. If we do not acquire 90% of the outstanding common stock of eMachines through the option agreement, pursuant to the offer, or otherwise, but we acquire at least a majority of the outstanding common stock and all of the conditions to the offer and merger have been waived or met, we will call a stockholders meeting to approve the merger. Since at that time we will own more than 50% of the outstanding shares of eMachines common stock, stockholder approval of the merger will be assured. After the merger takes place, our parent will own all of the shares of eMachines and all stockholders of eMachines who have not tendered their shares will have the right to receive the same price paid in the offer, subject to their right to pursue appraisal under Delaware law.

   Other than as set forth in "SPECIAL FACTORS--Background of the Offer," we, our parent and Mr. Hui did not consider any alternative means of acquiring eMachines other than by the offer and the merger.

   Plans for eMachines. Following the consummation of the offer, we intend to cause the eMachines common stock to cease to be authorized or to be quoted in an automated quotation system operated by a national securities association and to terminate the registration of the eMachines common stock pursuant to Section 12(g)(4) of the Exchange Act. We expect that initially following the merger, the business and operations of eMachines will be continued substantially as they are currently being conducted. We will continue to evaluate the business and operations of eMachines during the pendency of the offer and, after the consummation of the offer and the merger, we will take those actions as we deem appropriate under the circumstances then existing. We intend to seek additional information about eMachines during this period. Thereafter, we intend to review this information as part of a comprehensive review of eMachines' business, assets, operations, capitalization, dividend policy, management and personnel, with a view of optimizing development of eMachines' potential in conjunction with our current and future business.

5. Interests of Certain Persons in the Offer and the Merger.

   In considering our, our parent and Mr. Hui's determination that the consideration to be paid to you in either the offer or the merger is fair to you from a financial point of view, you should be aware that, in addition to the matters discussed above, we, our parent and Mr. Hui have various interests in the offer and merger described in this section that are in addition to and different from your interests and may create potential conflicts of interest.

   In considering the recommendation of the eMachines board of directors set forth in this offer to purchase and the Schedule 14D-9, you should also be aware that certain executive officers of eMachines and certain members of the eMachines board of directors have interests in the offer and the merger, and which may present them with certain conflicts of interest. The eMachines board of directors is aware of these potential conflicts and considered them along with the other factors described in "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger."

   In addition to the interests set forth in this Section 5, you should also consider the interests disclosed in "SPECIAL FACTORS--Related Party Transactions" and "SPECIAL FACTORS--Beneficial Ownership of Common Stock".

Lap Shun (John) Hui

   We are a wholly-owned subsidiary of our parent formed for the purposes of effecting the offer and the merger. Our parent is wholly-owned by Mr. Hui and was formed by Mr. Hui in order to effect the offer, the merger and the transactions contemplated by the merger agreement. Upon completion of the merger, eMachines will be a wholly-owned subsidiary of our parent. As a result of the merger, Mr. Hui, as the sole stockholder of our parent, will benefit from a 100% interest in the available net operating loss carryforwards of eMachines, subject to limitations resulting from the change of control. Mr. Hui currently owns, before giving effect to the offer, the merger and the transactions contemplated by the merger agreement, approximately 1.1% of the outstanding shares of common stock of eMachines. Mr. Hui is also the sole owner of KDS USA which owns approximately 0.16% of the outstanding shares of common stock of eMachines. Collectively, Mr. Hui and KDS USA own 1.26% of the outstanding common stock of eMachines. Other than acting as a U.S. distributor, KDS USA is not affiliated with Korea Data Systems Co., Ltd., or Korea Data Systems America, Inc., who are both stockholders of eMachines.

   Capital Contribution. Pursuant to the credit agreement, Mr. Hui has committed to contribute to us $21.1 million, of which $5 million has been funded and the remainder will be funded simultaneously with the funding by UBS AG.

   Stock Purchase Agreement.

   The following is a summary of the material terms of the stock purchase agreement. The summary is qualified in their entirety by reference to the stock purchase agreement, a copy of which has been filed as an exhibit to the Schedule TO that we filed with the SEC and which is incorporated herein by reference.

   Mr. Hui is a party to a stock purchase agreement with idealab! pursuant to which idealab! has agreed, subject to certain terms and conditions, not to tender their shares in the offer but to sell their shares to Mr. Hui, at $1.06 per share immediately after our acceptance of the shares in the offer. In addition, we and our parent, which is wholly owned by Mr. Hui, are a party to an option agreement with eMachines which provides, subject to certain terms and conditions, for the issuance and sale by eMachines to us at the offer price of that number of shares of eMachines common stock, when added to the shares of eMachines common stock held by Mr. Hui, our parent, KDS USA and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, constitutes at least 90% of the outstanding common stock of eMachines on the date of purchase

   Purchase of Shares. Pursuant to the stock purchase agreement, upon the acceptance by us of the shares tendered in the offer, Mr. Hui has agreed to purchase from idealab! all of their right, title and interest in their shares of eMachines common stock for a purchase price equal to $1.06 per share or the highest per share price paid by us pursuant to the offer.

   Agreement to Vote. During the time that the merger agreement and the stock purchase agreement are in effect, idealab! has agreed that in any meeting of the stockholders of eMachines or in any other circumstances in which the vote, consent or approval of eMachines stockholders is sought, idealab! will vote their shares of eMachines common stock in the following manner:

   . against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of eMachines under the merger agreement or the stock purchase agreement;

   . against certain other actions outlined in the stock purchase agreement, except with the written consent of Mr. Hui; and

   . against any other action that will or could reasonably be expected to breach the stock purchase agreement and the merger agreement or delay or materially adversely affect the transactions contemplated by the merger agreement, except with the written consent of Mr. Hui.

   Representations and Warranties. In the stock purchase agreement, idealab! has given various customary representations and warranties to us, subject to certain exceptions, among other things:

   . record and beneficial ownership of and sole power over the shares;

   . proper power and authority to enter into the stock purchase agreement;

   . proper execution, delivery and performance of the stock purchase agreement;

   . compliance with all organizational documents, material agreements, and applicable laws and orders; and

   . absence of claims, options, third party rights, voting trusts or other encumbrances on the shares.

   Conduct Prior to Closing. In the stock purchase agreement, idealab! agreed that, during the period from October 30, 2001 until the earlier of:

   . the date that the offer closes and the shares of eMachines common stock are accepted;

   . January 31, 2001, if the offer has not closed and the shares of eMachines' common stock have not yet been accepted;

   . the termination of the merger agreement; or

   . December 10, 2001, if the offer has not yet commenced on or by that date, that they will not:

      -- solicit, respond to, or make any agreement with anyone other than Mr.
         Hui, our parent or us relating to a merger, consolidation, exchange offer or sale of shares of eMachines common stock;

      -- tender the shares pursuant to the tender offer or otherwise offer for sale, transfer, encumber, or dispose of the shares or any interest therein; and

      -- acquire any shares of eMachines common stock other than by exercise or conversion.

   Waiver of Appraisal Rights and Reliance. In the stock purchase agreement idealab! has waived any rights of appraisal or rights to dissent from the merger.

   Termination. The stock purchase agreement terminates:

   . upon the earliest to occur of:

      -- the termination of the merger agreement;

      -- December 10, 2001, if the offer has not yet commenced on or by that date;

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      -- January 31, 2001, if the offer has not closed and the shares of
         eMachines' common stock have not yet been accepted; or

      -- at the option of the idealab!, in the event that the sum of the number of shares accepted by us in the offer, plus all shares that are at the time owned or separately purchasable by us, our parent or Mr. Hui constitutes less than 60% of the outstanding shares of common stock.

   Confidentiality Agreement.

   eMachines, our parent and Mr. Hui entered into a confidentiality agreement dated November 12, 2001. The following is a summary of the material terms of the confidentiality agreement, a copy of which has been filed as an exhibit to the Schedule TO. Pursuant to the confidentiality agreement, the parties agreed to keep confidential certain information received from each other. The confidentiality agreement includes, among other provisions, 17-day standstill and two-year employee non-solicitation agreements by our parent and Mr. Hui in favor of eMachines. The confidentiality agreement does not contain a provision providing for an exclusive negotiating period with eMachines.

   Transactions with Management.

   Employment Agreements.

   On February 23, 2001, eMachines entered into an employment agreement with Wayne R. Inouye, eMachines' President and Chief Executive Officer, and a member of eMachines' board of directors. Mr. Inouye's employment began on March 5, 2001, and will continue unless otherwise terminated until March 4, 2003. Mr. Inouye's annual base salary is $480,000. If eMachines terminates Mr. Inouye without cause, it must pay him his base salary through the end of the term of the agreement. eMachines granted Mr. Inouye a signing bonus of $2,357,850, of which $738,225 must be repaid on a pro rata basis if Mr. Inouye terminates his employment or if eMachines terminates Mr. Inouye for cause prior to April 24, 2002. eMachines also granted to Mr. Inouye a stock option to purchase 4,000,000 shares of eMachines common stock at an exercise price of $0.3125 per share. The option shall vest as to 50% of the shares on March 5, 2002, and as to the remaining shares on March 5, 2003. In addition, eMachines placed $1,000,000 in escrow for the benefit of Mr. Inouye, to be payable on or before March 5, 2003, subject to diminution upon the occurrence of various employment, stock performance and change in control conditions. The agreement also provides for a one-year advisory term following Mr. Inouye's service as President and Chief Executive Officer. The base annual salary for the advisory term will be $120,000. eMachines granted to Mr. Inouye a stock option to purchase an additional 1,000,000 shares of eMachines common stock at an exercise price of $0.3125 per share for his services as an advisor, which will fully vest on March 5, 2004. eMachines also agreed to pay Mr. Inouye's reasonable moving expenses for his relocation to Orange County, California, and for one subsequent relocation, and reasonable travel and living expenses for approximately six months while his family relocates to Orange County, California. As a result of the merger, Mr. Inouye is expected to receive approximately $3.7 million in exchange for cancellation of his options.

   On December 18, 2000, eMachines entered into an employment agreement with John A. Muskovich, eMachines' then Executive Vice President and Chief Financial Officer. Mr. Muskovich's employment agreement provided that his employment would begin on December 18, 2000, and would continue unless otherwise terminated until December 17, 2003. Mr. Muskovich's annual base salary was $350,000. Mr. Muskovich was eligible to receive an annual bonus of up to 50% of his base salary, subject to satisfaction of performance objectives. $50,000 of this bonus is guaranteed during Mr. Muskovich's first year of employment with eMachines. If eMachines terminated Mr. Muskovich without cause, it must pay him his base salary through the end of the term of the agreement and the pro rata portion of his annual bonus. eMachines also granted to Mr. Muskovich a stock option to purchase 500,000 shares of eMachines' common stock at an exercise price of $0.5938 per share. The option shall vest as to 25% of the shares one year after the date of grant, and as to 1/48th of the shares at the end of each calendar month thereafter. In addition, eMachines made a $300,000 interest free relocation loan to Mr. Muskovich, to be forgiven upon the successful completion of his term of service.

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eMachines has separately agreed to reimburse Mr. Muskovich for his reasonable housing expenses in California while his family resides in Ohio, up to $1,200 per month, and for his reasonable travel expenses to and from Ohio. Mr. Muskovich entered into a settlement agreement and release in July 2001, which is described below.

   In April 2001, eMachines entered into an employment agreement with Brian Firestone, eMachines' Executive Vice President, Strategy and Business Development. Mr. Firestone's employment will continue, unless otherwise terminated, until March 31, 2003. Mr. Firestone's annual base salary is $400,000. In addition, eMachines placed $1,000,000 in escrow for the benefit of Mr. Firestone, to be payable on or before March 31, 2003, subject to diminution upon the occurrence of various employment and stock performance conditions. If eMachines terminates Mr. Firestone's employment without cause prior to March 31, 2003, or if Mr. Firestone terminates his employment for good reason, he will receive a pro-rated portion of the bonus, as well as the lesser of his annual base salary and the aggregate salary payments that he otherwise would have been entitled to receive through the term of the agreement. eMachines also granted to Mr. Firestone a stock option to purchase 2,000,000 shares of eMachines common stock at an exercise price of $0.23 per share. The option shall vest as to 50% of the shares on April 1, 2002, and as to the remaining shares on April 1, 2003. If eMachines appoints Mr. Firestone as its Chief Executive Officer on or before March 31, 2003, eMachines will pay him a $1,000,000 bonus. Mr. Firestone is obligated to repay a pro-rated portion of the bonus if within two years of his appointment as Chief Executive Officer he terminates his employment for any reason or if eMachines terminates his employment for cause, death or disability. As a result of the merger, Mr. Firestone, is expected to receive approximately $1.7 million in exchange for cancellation of his options.

   In April 2001, eMachines entered into an employment agreement with Adam Andersen, eMachines' Senior Vice President and Chief Operating Officer. Mr. Andersen's employment is "at-will," and may be terminated by eMachines at any time. Mr. Andersen's annual base salary is $240,000. Mr. Andersen will receive a $60,000 bonus payable after one year, subject to Mr. Andersen's continued employment with eMachines. For each year after that, Mr. Andersen will be eligible to receive an annual bonus under the terms of eMachines' bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with eMachines Mr. Andersen will be eligible to receive a bonus of not less than $60,000. Each bonus, except for the first year bonus, paid under the bonus program for Senior Vice Presidents shall be based on Mr. Andersen's achievement of performance objectives set forth in that program. Subject to approval by eMachines' board of directors, eMachines has agreed to grant to Mr. Andersen a stock option to purchase 250,000 shares of eMachines' common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on April 30, 2002, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Andersen terminates his employment with eMachines for good reason or if eMachines terminates his employment other than for cause or total disability or as a result of Mr. Andersen's death, at any time within 12 months of a change of control, then any stock options eMachines grants to Mr. Andersen will become fully vested and exercisable as of the date of the termination. If eMachines terminates Mr. Andersen's employment other than for cause, total disability or death, then Mr. Andersen shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the one year anniversary of his employment, a pro rata portion of the first year bonus. In addition, eMachines has agreed to make a $300,000 interest free loan to Mr. Andersen, to be used for the purchase of a home. The loan will be due and payable on the earlier of sixty days after Mr. Andersen's termination, or April 30, 2004. As a result of the merger, Mr. Andersen is expected to receive approximately $0.2 million in exchange for cancellation of his options.

   On May 1, 2001, eMachines entered into an employment agreement with Michael Zimmerman, eMachines' Senior Vice President, Customer Care. Mr. Zimmerman's employment is "at-will," and may be terminated by eMachines at any time. Mr. Zimmerman's annual base salary is $225,000. Mr. Zimmerman also received a signing bonus of $75,000, which was payable 30 days after commencement of his employment. For each year of employment, Mr. Zimmerman will be eligible to receive an annual bonus under the terms of eMachines' bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with eMachines Mr. Zimmerman will be eligible to receive a bonus of not less than $75,000. Each bonus paid under

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

the bonus program for Senior Vice Presidents shall be based on Mr. Zimmerman's achievement of performance objectives set forth in that program. Subject to approval by eMachines' board of directors, eMachines has agreed to grant to Mr. Zimmerman a stock option to purchase 250,000 shares of eMachines' common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on May 14, 2002, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Zimmerman terminates his employment with eMachines for good reason or if eMachines terminates his employment other than for cause or total disability or as a result of Mr. Zimmerman's death, at any time within 12 months of a change of control, then any stock options eMachines grants to Mr. Zimmerman will become fully vested and exercisable as of the date of the termination. If eMachines terminates Mr. Zimmerman's employment other than for cause, total disability or death, then Mr. Zimmerman shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the one-year anniversary of his employment, a pro rata portion of the first year bonus. As a result of the merger, Mr. Zimmerman is expected to receive approximately $0.22 million for cancellation of his options.

   On May 7, 2001, eMachines entered into an employment agreement with Robert Davidson, eMachines' Senior Vice President, Product Marketing. Mr. Davidson's employment is "at-will," and may be terminated by eMachines at any time. Mr. Davidson's annual base salary is $225,000. Mr. Davidson also received a signing bonus of $107,620, which was payable 30 days after commencement of his employment. Mr. Davidson will receive a $75,000 bonus payable after one year, subject to Mr. Davidson's continued employment with eMachines. For each year after that, Mr. Davidson will be eligible to receive an annual bonus under the terms of eMachines' bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with eMachines Mr. Davidson will be eligible to receive a bonus of not less than $75,000. Each bonus paid under the bonus program for Senior Vice Presidents shall be based on Mr. Davidson's achievement of performance objectives set forth in that program. Subject to approval by eMachines' board of directors, eMachines has agreed to grant to Mr. Davidson a stock option to purchase 250,000 shares of eMachines common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on the first anniversary of his employment commencement date, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Davidson terminates his employment with eMachines for good reason or if eMachines terminates his employment other than for cause or total disability or as a result of Mr. Davidson's death, at any time within 12 months of a change of control, then any stock options eMachines grants to Mr. Davidson will become fully vested and exercisable as of the date of the termination. If eMachines terminates Mr. Davidson's employment other than for cause, total disability or death, then Mr. Davidson shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the one-year anniversary of his employment, a pro rata portion of the first year bonus. eMachines also agreed to pay reasonable costs incurred by Mr. Davidson in completing construction of his house, not to exceed $20,000, as well as reasonable housing reimbursement costs incurred as a result of the sale of Mr. Davidson's house. As a result of the merger, Mr. Davidson is expected to receive approximately $0.2 million for cancellation of his options.

   On February 25, 2001, eMachines entered into a confidential settlement agreement and mutual release with Stephen Dukker, eMachines' then President and Chief Executive Officer and then member of the eMachines board of directors. eMachines' payments to Mr. Dukker are in lieu of all compensation that he was entitled to under his employment agreement with eMachines. The settlement agreement provided for the cancellation of Mr. Dukker's outstanding stock options. Under the settlement agreement, in March 2001, eMachines paid Mr. Dukker $800,000 plus $239,216, an amount equal to the net present value of Mr. Dukker's salary through September 18, 2001, plus $62,800 for accrued paid time off. Mr. Dukker was entitled to receive an additional payment of $400,000 before May 25, 2001, and another $400,000 payment before October 18, 2001. The agreement further provides for the forgiveness of a $200,000 loan to Mr. Dukker plus all accrued but unpaid interest. In addition, the agreement requires that eMachines register for resale with the Securities and Exchange Commission on Form S-3 the 8,000,000 shares of eMachines common stock that Mr. Dukker owns. In addition to eMachines payments to Mr. Dukker under the settlement agreement, from January 1, 2001 through the date of Mr. Dukker's resignation on March 4, 2001, eMachines paid Mr. Dukker approximately $69,231 in compensation.

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   On April 10, 2001 eMachines entered into a severance agreement and mutual release, as amended in May 2001, with John Dickinson under which he agreed to resign his employment effective July 1, 2001. From May 7, 2001 through July 1, 2001, Mr. Dickinson was on paid leave status with eMachines. eMachines agreed to continue to pay Mr. Dickinson his annual base salary of $275,000 through July 1, 2001. Upon the signing of the agreement, eMachines loaned Mr. Dickinson approximately $362,645 interest free. Within eight days after Mr. Dickinson's resignation, eMachines agreed to pay him approximately $561,804, which was first be applied to repayment of the loan. eMachines agreed to pay him an additional $50,000 within this time frame, subject to his successful restructuring of eMachines' Internet business unit. These additional payments were conditioned upon Mr. Dickinson signing a general release and not revoking it. The severance agreement terminates Mr. Dickinson's employment agreement with eMachines, under which it had been paying him an annual base salary of $275,000.

   On July 17, 2001, eMachines entered into a settlement agreement and release with John A. Muskovich, eMachines' then Executive Vice President and Chief Financial Officer. Mr. Muskovich's resignation was effective as of July 20, 2001. Under the terms of the agreement, eMachines agreed to pay Mr. Muskovich within eight days of his resignation, at his option, either (1) a lump sum payment equivalent to his annual base salary of $350,000 through December 18, 2003, discounted at 5% per year, or $824,740.74 or (2) payment of his base salary through December 18, 2003 in accordance with normal payroll practices. eMachines also agreed to pay Mr. Muskovich $50,000. These additional payments were conditioned upon Mr. Muskovich signing a general release and not revoking it. The severance agreement terminates Mr. Muskovich's employment agreement with eMachines, under which it had been paying him an annual base salary of $350,000.

   eMachines has entered into indemnification agreements with Messrs. Hui, Koh, Lee, Morton, Newby, Dukker, Miller, Tsubota, Zimmerman, Davidson, Firestone, Inouye and Andersen. The indemnification agreements contain provisions that require eMachines to, among other things, indemnify these individuals against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover them under any of our liability insurance policies applicable to eMachines' directors and officers.

   Indebtedness of Management.

   In April 2001, eMachines loaned Mr. Dickinson, its then Senior Vice President and General Manager, Internet Division, approximately $362,645 interest free under his severance agreement. The loan was due by July 9, 2001, and was paid back.

   In April 2001, eMachines agreed to make a $300,000 interest free loan to Mr. Andersen, eMachines' Senior Vice President and Chief Operating Officer. The loan is to be used for the purchase of Mr. Andersen's primary residence and is due and payable on the earliest of 60 days after Mr. Andersen's termination or April 30, 2004.

   In February 2001, eMachines made a $300,000 interest free loan, which is still outstanding, to John A. Muskovich, eMachines' then Executive Vice President and Chief Financial Officer, which may be forgiven upon the successful completion of his employment agreement on December 17, 2003. The loan was made to assist Mr. Muskovich in relocating to Southern California. Per Mr. Muskovich's severance agreement, the loan was paid back July 2001.

   In June 2001, eMachines agreed to make a $350,000 loan to Mr. Firestone, eMachines' Executive Vice President, Strategy and Business Development and his wife. The loan is due and payable on the earliest of Mr. Firestone's termination or June 15, 2003. Interest on the loan was set at 4.15% per annum.

   In June 1999, as part of eMachines' initial capitalization, Messrs. Lee, Koh, and Dukker and Mr. Chul Chung, a former director who resigned in January 2000, paid for their shares with full recourse promissory notes.

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Messrs. Lee and Koh are members of eMachines' board of directors, Mr. Chung was then one of eMachines' directors and Mr. Dukker was then eMachines President and Chief Executive Officer and a member of eMachines' board of directors. Each of Messrs. Lee, Chung and Koh's notes were for $60,000, and Mr. Dukker's note was for $200,000. All of the notes bore interest at an annual rate of 5.79%. Principal and any unpaid interest were to be due on June 7, 2004. TriGem
America Corporation repaid the aggregate principal and interest on Mr. Lee's note and Mr. Chung's note, each in the amount of $66,476 on October 12, 2000. KDS USA repaid the aggregate principal and interest on Mr. Koh's note in the amount of $66,557 on October 20, 2000. As part of Mr. Dukker's settlement agreement, eMachines has agreed to forgive the principal and accrued interest on Mr. Dukker's note, which aggregate amount did not exceed approximately $235,000.

   Indemnification and Insurance.

   The merger agreement provides that eMachines will indemnify and hold harmless each present and former director and officer of eMachines for any acts or omissions occurring prior to the effective time of the merger. The merger agreement further provides that, for a period of six years from the effective time of the merger, eMachines, as the surviving corporation in the merger, will maintain in effect directors' and officers' liability insurance policies, for the benefit of those persons who are covered by eMachines' directors' and officers' liability insurance policies at the effective time of the merger, which provides coverage that is not materially less favorable than the coverage provided under eMachines' current officers' and directors' liability insurance policies. If the insurance, however, cannot be maintained at a cost equal to 200% of the annual premiums currently paid by eMachines for such insurance, eMachines will maintain as much of coverage as can be so maintained at a cost equal to 200% of the current annual premiums of eMachines for such insurance.

   Stock Options.

   As of November 19, 2001, there were 9,415,955 shares of common stock subject to issuance pursuant to outstanding stock options. In the merger, all outstanding stock options, whether or not then fully exercisable or vested, to purchase shares of common stock of eMachines, granted under any plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of eMachines or any of its subsidiaries whether or not then fully exercisable or vested, will become fully exercisable and vested, and the stock options shall be converted into the right to a cash payment in an amount (if any), equal to the product of the number of shares subject to the stock option and the difference (if positive) between $1.06 and the exercise price per share of the stock option.

   TriGem.

   TriGem, through its subsidiary TriGem America Corporation, beneficially owns approximately 19.9% of eMachines outstanding common stock. Mr. Lee, Chairman of eMachines' board of directors and one of eMachines stockholders, is also the Vice Chairman, Chief Executive Officer and a member of the board of directors of TriGem. Mr. Hong, a member of eMachines' board of directors, was Chief Financial Officer for TriGem Computer from January 2000 to January 2001 and a Financial Senior Advisor for TriGem from May 1999 to January 2000. TriGem and its affiliates and related parties collectively own 35,330,000 shares of eMachines common stock, for which they will receive $37,449,800 pursuant to the offer.

   KDS Korea.

   KDS Korea, is the parent company of Korea Data Systems America, Inc. Korea Data Systems America was one of eMachines founding stockholders and together with KDS Korea, beneficially owns approximately 19.8% of eMachines' outstanding common stock. Jung Koh, a member of eMachines' board of directors and one of eMachines' stockholders, also serves as Vice Chairman of KDS Korea. KDS Korea and its affiliates and related parties collectively own 32,819,538 shares of eMachines common stock, for which they will receive $34,449,800 pursuant to their offer.

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6. Merger Agreement and Option Agreement.

   The following is a summary of the material terms of the merger agreement and option agreement. These summaries are qualified in their entirety by reference to the merger agreement and option agreement, copies of which have been filed as an exhibit to the Schedule TO that we filed with the SEC and which are incorporated herein by reference.

Merger Agreement.

   The Offer.

   Structure, Timing and Conditions. Pursuant to the merger agreement, we agreed to commence the offer to acquire all the outstanding shares of eMachines common stock from the stockholders at $1.06 per share, net to the seller in cash, without interest, less any required withholding taxes, within five business days of November 19, 2001 (the date of the merger agreement). The offer will expire at 9:00 a.m., Eastern time on December 27, 2001, unless otherwise extended pursuant to the terms of the merger agreement. We will accept for payment and pay for all shares of eMachines common stock validly tendered and not withdrawn pursuant to the offer as promptly as practicable after the expiration date of the offer. Our obligation to accept for payment, purchase and pay for any shares of eMachines common stock validly tendered and not withdrawn pursuant to the offer is subject to certain conditions described in "THE TENDER OFFER--Conditions of the Offer."

   Changes to the Offer Terms. We may, in our sole discretion, modify the terms and conditions of the offer and waive any condition described under "THE TENDER OFFER--Conditions of the Offer," except that, without the prior written consent of eMachines, we may not:

   . decrease the offer price;

   . change the form of consideration to be paid in the offer;

   . reduce the number of shares to be purchased in the offer;

   . impose conditions to the offer in addition to those set forth in "THE
     TENDER OFFER--Conditions of the Offer;"

   . amend any other term of the offer in any manner materially adverse to holders of shares of eMachines common stock;

   . amend the minimum condition such that less than 80% of the outstanding shares (when added to shares held by Mr. Hui, KDS USA, our parent and their respective affiliates and shares purchasable pursuant to the idealab! stock purchase agreement) are required to satisfy the minimum condition;

   . waive the minimum conditions; or

   . amend or waive the requirement that eMachines receive a solvency opinion in substantially the same form as the solvency opinion delivered to UBS AG.

   Extension of the Offer. We may from time to time, in our sole discretion, extend the initial expiration date of the offer if, on the initial expiration date, not all the conditions of the offer are satisfied or waived. We may, without the consent of eMachines, extend any expiration date of the offer for any period required by any rule, regulation, interpretation or position of the SEC or for any period required by applicable law. In addition, we have agreed to extend the offer from time to time if on the initial expiration date of the offer, or any extension thereof, the conditions of the offer have not been waived or satisfied. However, we are not required to extend the offer under the mandatory extension provisions unless, in our reasonable judgment each condition that is not then satisfied or waived is reasonably capable of being satisfied. This qualification to the mandatory extension provisions does not apply in the case of failure of the financing condition or solvency opinion delivery condition; nor does it apply where the failure of a condition to be satisfied resulted from a failure by us or our parent to fulfill our obligations contained in the merger agreement. In no event will we be required to extend the offer beyond February 28, 2002.

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   In addition, we may, without the consent of eMachines, provide "subsequent offering periods" by extending the offer from three to 20 business days following the expiration date of the offer.

   SEC Filings and Dissemination of Documents to Stockholders. We agreed that as soon as practicable on the date of commencement of the offer, we would file a Tender Offer Statement on Schedule TO, including a Schedule 13E-3, with the SEC. The Schedule TO would contain or incorporate by reference this document and other related offering documents with respect to the offer. We agreed to cause this document and related offering documents to be disseminated to you to the extent required by applicable federal securities laws. eMachines will file with the SEC and mail to you, concurrently with the commencement of the offer or as promptly thereafter as practicable, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of eMachines' board of directors in favor of the offer and the merger and the opinion of eMachines' financial advisor.

   Board of Directors. eMachines agreed that effective upon the acceptance for payment by us of the tendered shares pursuant to the offer, our parent will be entitled to designate the number of directors, rounded up to the next whole number, on the board of directors of eMachines that equals the product of: (i) the total number of directors on the eMachines board of directors; and (ii) the percentage that the number of shares owned by our parent and us (including shares of common stock accepted for payment) bears to the total number of shares of common stock outstanding. We also agreed that prior to the merger, the eMachines board of directors will always have at least two members who were directors of eMachines' prior to consummation of the offer and who are not affiliated with us or our parent (referred to as the "continuing directors"). If our parent's designees are elected to the eMachines board of directors prior to the merger, the affirmative vote of a majority of the continuing directors will be required for eMachines to: (a) amend or terminate the merger agreement or agree or consent to any amendment or termination of the merger agreement;
(b) waive any of eMachine's rights, benefits or remedies under the merger agreement; (c) extend the time for performance of our and our parent's obligations under the merger agreement; or (d) approve any other action by eMachines which is reasonably likely to adversely affect the interests of the stockholders of eMachines (other than us, our parent and our respective affiliates) with respect to the transactions contemplated by the merger agreement.

   The Merger.

   Structure, Timing. Pursuant to the merger agreement, as soon as practicable after satisfaction or waiver (to the extent permitted under the merger agreement) of all conditions to the merger, we will merge with and into eMachines. eMachines will be the surviving corporation after the merger. The merger will become effective at the time the certificate of merger is filed with the Secretary of State of Delaware, or at a later time as specified in the certificate of merger.

   If we satisfy the minimum condition by acquiring in the offer at least that number of shares of common stock which, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, would constitute at least 90% of the outstanding common stock of eMachines, we will be merged into eMachines pursuant to Section 253 of the Delaware General Corporation Law, which allows us to effect the merger without stockholder approval. If we waive or amend the minimum condition we will be able to acquire enough shares to effect a short form merger pursuant to the option agreement and as a result stockholder approval will not be required to effect the merger.

   At the effective time of the merger, the certificate of incorporation and bylaws of the surviving corporation will be amended and restated to be identical to our certificate of incorporation and bylaws as in effect immediately prior to the effective time of the merger, except that the name of the surviving corporation will be "eMachines, Inc." Further, at the effective time of the merger, our directors and officers will become the initial directors and officers of the surviving corporation until those directors' or officers' successors are duly elected or appointed.

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   Consideration. Pursuant to the merger agreement and by virtue of the merger, at the effective time of the merger:

   . each share of eMachines common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of eMachines common stock held by eMachines in treasury, or shares held by us or our parent, which shall be cancelled, and shares held by stockholders who have properly exercised appraisal rights under Delaware law), will be converted automatically into the right to receive $1.06 in cash without interest, or any higher price that may be paid per share for the eMachines common stock pursuant to the offer (less any required withholding taxes), upon surrender of the eMachines common stock certificate; and

   . each outstanding share of our common stock will be converted into one share of common stock of the surviving corporation.

   If, between November 19, 2001, and the effective time of the merger, the number of outstanding shares of eMachines capital stock changes by reason of any stock dividend, subdivision, reclassification, recapitalization split-up, combination, exchange of shares or the like other than pursuant to the merger, the $1.06 consideration to be paid to each eMachines stockholder will be correspondingly adjusted.

   Treatment of Options. At the effective time of the merger, each outstanding and unexercised option to purchase eMachines common stock pursuant to eMachines' 1998 Stock Option Plan or other stock option agreement disclosed by eMachines to us prior to the execution of the merger agreement, whether vested or unvested, will be converted into an obligation of eMachines to pay to the holders of those options a cash amount for each option that is equal to (i) the excess, if any, of the $1.06 per share consideration (or any higher price that may be paid per share in the offer), over the exercise price per share of the subject option multiplied by (ii) the number of shares underlying the option. In addition, except as may be otherwise agreed upon by the parties, as of the effective time of the merger:

   . eMachines' stock option plan will terminate;

   . the provisions in any other plan, program or arrangement providing for the issuance of capital stock of eMachines or any of its subsidiaries will be deleted; and

   . no holder of eMachines options or any participant in eMachines' stock option plan will have any rights to acquire any equity interest in the surviving corporation.

   Treatment of Warrants. All warrants and other convertible securities to purchase shares of eMachines common stock other than the options to purchase shares of common stock under eMachines' 1998 Stock Option Plan will be cancelled as of the closing of the merger.

   Exchange of Stock Certificates. At the effective time of the merger, the surviving corporation will deposit with a paying agent the cash necessary to consummate the merger. Promptly, and in no event later than five business days), after the effective time of the merger, the paying agent will mail to each person who was a record holder of eMachines common stock at the effective time of the merger, a letter of transmittal and instructions for use in effecting surrender of the holder's stock certificates. Upon surrender to the paying agent of the holder's stock certificate, the holder will be entitled to receive the $1.06 per share cash consideration, without interest, less any required withholding taxes and the certificates so surrendered will be promptly cancelled.

   No Further Ownership Rights in eMachines. At and after the effective time of the merger your right as a stockholder of eMachines will terminate, except for the right to surrender your certificates and duly completed letter of transmittal in exchange for $1.06 per share cash consideration (or any higher consideration paid in the offer) or to perfect your right to receive payment for your shares under Delaware law and the merger agreement. There shall be no transfers on the stock transfer books of eMachines of the shares that were outstanding immediately prior effective time of the merger. If, after the effective time of the merger, certificates that formerly

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represented shares of eMachines common stock are presented to the surviving corporation, these certificates will be cancelled and exchanged for cash less required withholding taxes in the manner described above subject to applicable law with respect to dissenting stockholders.

   Representations and Warranties.

   In the merger agreement, we have made various customary representations and warranties to eMachines, subject to certain exceptions, with respect to among other things:

   . due organization, existence and good standing;

   . proper execution, delivery and performance of the merger agreement, the stock purchase agreement and the option agreement;

   . governmental and third-party approvals and authorizations of the merger agreement;

   . the limited nature of our activities;

   . our parents' ownership of us;

   . absence of any liability for broker's fees;

   . the sufficiency of the aggregate proceeds of the UBS AG financing commitment (or any substitute debt financing obtained pursuant to the merger agreement) and Mr. Hui's equity commitment to purchase the eMachines common stock and consummate the transactions contemplated by the merger agreement;

   . that neither the UBS AG financing commitment nor the equity commitment by Mr. Hui has been withdrawn and that neither parent nor we know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the financing agreements with UBS AG not being satisfied;

   . information supplied in SEC filings and to any governmental entity in connection with the transactions contemplated by the merger agreement; and

   . absence of knowledge of any fact or circumstance that is reasonably likely to materially impede or delay the receipt of any consents of a governmental entity.

   In the merger agreement, eMachines and/or its subsidiaries have made various customary representations and warranties to us, subject to certain exceptions, with respect to, among other things:

   . due organization, existence and good standing;

   . proper execution, delivery and performance of the merger agreement;

   . governmental and third-party approvals and authorizations of the merger agreement and the option agreement;

   . absence of any liability for broker's fees;

   . capital structure;

   . absence of any equity commitments in connection with the transactions contemplated by the merger agreement;

   . its subsidiaries;

   . accuracy of documents and financial statements filed with the SEC;

   . absence of undisclosed liabilities and certain other changes;

   . compliance with all applicable laws and orders;

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   . payment and filing of taxes;

   . title to tangible personal property owned or used;

   . its intellectual property;

   . compliance with material contracts where a breach would have a material adverse effect;

   . absence of litigation;

   . absence of any labor or collective bargaining arrangements;

   . existence and maintenance of employee benefit plans and representations that the plans are maintained;

   . accuracy of any information supplied to us and our parent, for inclusion in any SEC filing and to any governmental entity in connection with the transactions contemplated by the merger agreement;

   . absence of knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any consents of a governmental entity; and

   . receipt of an opinion from Credit Suisse First Boston dated as of November
     19, 2001, indicating that subject to the assumptions and other matters set forth therein, as of such date, the $1.06 per share of common stock cash consideration to be received pursuant to the merger agreement by the holders of eMachines common stock was fair from a financial point of view to those holders (other than Mr. Hui, KDS USA, our parent and their respective affiliates).

   Covenants.

   Conduct Prior to the Expiration Date. The parties to the merger agreement each agreed that:

   . the parties will give any required notices to third parties and use their reasonable best efforts in obtaining the consent of any third party or governmental authority;

   . eMachines and its subsidiaries will conduct their operations in the ordinary course of business and consistent with past practices;

   . eMachines will provide reasonable access during normal business hours to all of its properties, books, contracts and records to our representatives;

   . the parties will use reasonable best efforts to satisfy the offer conditions set forth in the merger agreement;

   . if, prior to the closing of the merger, either party becomes aware that any representation or warranty made by it shall have become untrue or incorrect in any material respect or of any failure by such party to conform or comply in any material respect with its obligations, agreements and covenants under the merger agreement, then such party will promptly provide written notice of the undisclosed matter to the other party; and

   . the parties will use reasonable efforts to agree upon the text of any press release before issuing any press release or making any public statements with respect to the merger, unless the eMachines board of directors has not withdrawn, or modified, in a manner adverse to our parent, its approval or recommendation of the merger agreement and the transactions contemplated by the merger agreement or if any acquisition proposal for eMachines is publicly disclosed.

   Operating Covenants. eMachines agreed that until the merger it will operate its business only in the ordinary course of business and take commercially reasonable steps to preserve its business and intellectual property. eMachines agreed that without the consent of our parent it would not take various actions including:

   . amend its certificate of incorporation or bylaws;

   . authorize or issue any equity securities except for the issuance and sale of shares pursuant to the exercise of outstanding options and rights;

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   . stock splits, dividends and redemptions;

   . liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than the merger;

   . alter the corporate structure of any subsidiary;

   . incur or assume any long-term or short-term debt or extend guarantees or pledge assets;

   . except as required by existing agreements, increase employee compensation;

   . grant any severance or termination pay to senior employees and directors and consultants;

   . voluntarily accelerate the vesting of any option;

   . acquire or dispose of material assets having a fair market value in excess of $200,000 in the aggregate, other than sales of its products in the ordinary course of business;

   . enter into any exclusive license, distribution, marketing, sales or other agreement;

   . dispose, other than in the ordinary course of business of any intellectual property;

   . except as may be required as a result of a change in applicable law or in generally accepted accounting practices, change any of the accounting principles, practices or methods used by it or revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable;

   . acquire any entity;

   . enter into any contract having a term in excess of six months, or any other material contract; or amend or waive any material right under any material contract;

   . modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to eMachines;

   . authorize any new capital expenditure or expenditures in excess of $500,000 in the aggregate in any calendar quarter;

   . authorize any new or additional manufacturing capacity expenditure or new expenditures for any manufacturing capacity contracts or arrangements;

   . make or revoke any material tax election or settle or compromise any income tax liability in excess of $200,000 or fail to file any tax returns when due;

   . fail to pay any material taxes;

   . settle or compromise any pending suit, action or claim that relates to the transactions contemplated by the merger agreement; the settlement or compromise of which would involve more than $250,000; or that would otherwise be material to eMachines or relates to intellectual property matters;

   . accelerate the collection of receivables or defer the payment of payables;

   . transfer any accounts receivable;

   . incur costs or fees in connection with the offer in excess of the amounts disclosed to us; or

   . take or to take any action that would cause eMachines to fail to comply with its covenants or that would make any of the representations or warranties of eMachines in the merger agreement untrue or incorrect.

   Financing Agreements. We will give eMachines' counsel a copy of all credit documentation prepared for the financing further described under "THE TENDER OFFER--Financing of the Offer and the Merger" and will use commercially reasonable efforts to fulfill our financing obligations.

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   Escrow Funding. We must establish an escrow account into which we will deposit funds in accordance with the requirements described under "THE TENDER OFFER--Financing of the Offer and the Merger."

   No Solicitation. The merger agreement provides that eMachines will not, nor will eMachines permit or authorize its officers, directors and representatives, nor will eMachines authorize and it will use its commercially reasonable efforts not to permit any employee, directly or indirectly, to initiate, solicit, enter into an agreement with or encourage, have discussions or negotiations with, or provide any information, to any party, concerning the following events:

   . a merger, tender offer, exchange offer, acquisition consolidation or similar transaction involving at least 10% of the equity security of eMachines; and

   . the acquisition of a material portion of eMachines' assets outside the ordinary course of business.

   We refer to any offer or proposal (other than by us) for either of the foregoing actions as an "acquisition proposal."

   However, nothing contained in the merger agreement prevents eMachines or eMachines' board of directors from:

   . complying with Rule l4d-9 or Rule l4e-2 under the Exchange Act or from making any disclosure to eMachines' stockholders if the eMachines' board of directors in good faith, after consultation with legal counsel, determines that it is reasonably likely that its failure to do so would constitute a breach of its fiduciary duties to its stockholders or a violation of applicable law; and

   . furnishing information to, or entering into discussions or negotiations with, any person or entity in response to an acquisition proposal, unless, among other things, eMachines' board of directors determines in good faith such proposal will lead to a superior proposal, and after consulting with legal counsel, determines in good faith that it is reasonably likely that its failure to do so would constitute a breach of its fiduciary duties to its stockholders and provides our parent with certain information relating to such acquisition proposal.

   Pursuant to the merger agreement, prior to our acceptance of tendered shares for payment, eMachines' board of directors may withdraw its recommendation of the offer, the merger and the merger agreement or approve or recommend any superior proposal, if eMachines receives a superior proposal and after consulting with legal counsel, eMachines' board of directors determines in good faith that it is reasonably likely that its failure to do so would constitute a breach of its fiduciary duties to its stockholders. To be superior proposal, the offer must:

   . propose to acquire, for consideration consisting solely of cash and/or marketable equity securities, all of the equity securities of eMachines entitled to vote generally in the election of directors or all or substantially all of the assets of eMachines;

   . not be subject to a financing contingency or, if it is subject to a financing contingency, be accompanied by commitment letters in customary form for sufficient financing amounts to satisfy such conditions and contain conditions no less favorable than the conditions in the financing arranged by parent;

   . be determined by the board of directors of eMachines in its good faith
     (after consultation with a financial advisor and its legal and other advisors) to be more favorable to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates) from a financial perspective than the offer and the merger;

   . be determined by the board of directors of eMachines in its good faith judgement (after consultation with a financial advisor and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the party making the proposal); and

   . not contain any due diligence condition.

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   Directors' and Officers' Indemnification and Insurance. The merger agreement provides that after the acceptance of tendered shares for payment eMachines will indemnify each person who is now, or has been at any time prior to the execution date of the merger agreement, an officer or director of eMachines or any of its subsidiaries, for any claim, liability, loss, damage, amount paid in settlement, cost or expense, including reasonable attorney fees and expenses, occurring at or prior to the effective time of the merger, arising out of the merger agreement and the transactions contemplated by the merger agreement and out of the fact that the person is or was an officer or director of eMachines or any of its subsidiaries. From and after the effective time of the merger, the surviving corporation will fulfill and honor the indemnification obligations of eMachines under any indemnification agreements between eMachines and its directors and officers as well as any indemnification provisions under eMachines' organizational documents. In addition, the surviving company will maintain in effect for not less than six years after the effective time of the merger directors' and officers' liability insurance maintained by eMachines with respect to matters existing or occurring at or prior to the effective time of the merger. Neither we nor eMachines will be required to pay annual premiums for this insurance in excess of 200% of the annual premium currently paid by eMachines. In addition, we at our election, may cause coverage to be provided under any policy maintained for our benefit, so long as the terms are not materially less favorable to the intended beneficiaries than the existing insurance coverage.

   Merger Closing Conditions.

   The obligation of each party to effect the merger is subject to the satisfaction of each of the following conditions, unless waived in writing by the parties:

   . any applicable waiting period under the HSR Act or similar law must have been terminated with respect to the merger and the transactions contemplated by the agreement;

   . no law or order will have been promulgated by any governmental entity (and be in effect) which declares the merger agreement invalid or unenforceable in any material respect or prohibits consummation of the merger or transactions contemplated by the merger agreement; and

   . we will have purchased all shares of eMachines common stock tendered and not withdrawn unless we have failed to purchase these shares in violation of the merger agreement.

   Termination; Termination Fees and Expenses.

   Subject to certain limitations, the merger agreement and the transactions contemplated by it may, at any time prior to the effective time of the merger, be terminated, whether before or after stockholder approval of the merger:

   . by mutual written consent of the parties to the merger agreement;

   . by eMachines or by us, if any governmental entity issues a non-appealable final order, decree or ruling, or has taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, shares of eMachines common stock pursuant to the offer or the merger;

   . by eMachines or by us, if the offer has not been consummated by February
     28, 2002;

   . by eMachines, if prior to the acceptance and payment for the shares of eMachines common stock pursuant to the offer, eMachines enters into an agreement with respect to a superior proposal or eMachines' board of directors recommends any superior proposal and eMachines pays the termination fee required by the merger agreement;

   . by eMachines if any of the representations and warranties of us or our parent shall not be true and correct in all material respects as if such representations and warranties were made at the time of such determination except where the failure to be so true and correct would not individually or in the aggregate, be reasonably likely to interfere with our and our parent's ability to consummate the offer, the

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     merger or the other transactions contemplated by the merger agreement, or if we or our parent shall have failed to perform or comply in any material respect with our obligations, agreements and covenants under the merger agreement, in each case which inaccuracy or failure to perform is not cured in all material respects within ten business days following written notice from the eMachines;

   . by us, if eMachines' board of directors:

       . withdraws, modifies or changes (including by amendment of the Solicitation/Recommendation Statement) its recommendation of the offer, the merger agreement or the merger in a manner adverse to us;

       . recommends to eMachines stockholders any other acquisition proposal; or

       . fails to reaffirm publicly and unconditionally its recommendation to you that you tender your shares of eMachines common stock in the offer within five days of our reasonable written request to do so;

   . by us, if the minimum condition is not satisfied by the expiration date of the offer and a third party or group other than our parent and its affiliates becomes the beneficial owner of more than 50% of eMachines common stock;

   . by us, if eMachines breaches any of its representations and warranties or fails to perform its covenants or other agreements contained in the merger agreement which give rise to the failure of the conditions to the offer relating to representations and warranties and covenants and that breach is not cured within ten business days following receipt of notice of that breach from our parent.

   The merger agreement provides for eMachines to pay us a termination fee of $4,830,000 in the following situations:

   . if eMachines terminates the merger agreement and enters into an agreement with respect to a superior proposal or the eMachines board of directors recommends a superior proposal to the eMachines stockholders; or

   . if we terminate the merger agreement because eMachines' board of directors
     (i) withdraws, modifies or changes its recommendation of the offer, the merger agreement or the merger in a manner adverse to us; (ii) recommends to eMachines' stockholders any other acquisition proposal; or (iii) fails to reaffirm publicly and unconditionally its recommendation to you that you tender your shares of eMachines common stock in the offer within five days of our reasonable request to do so.

   Option Agreement.

   Purchase of Shares. Pursuant to the option agreement, eMachines has granted to us an option to purchase shares of eMachines' common stock at the same per share price that we will pay to eMachines' stockholders at the close of the offer. eMachines has agreed to sell to us and our parent upon the exercise of the option that number of shares of common stock which, when added with the shares of eMachines' common stock we and our parent will own at the close of the offer, will permit us to merge with eMachines under Section 253 of the DGCL.

   Exercise of the Option to Purchase Shares. The option to purchase shares of eMachines common stock from eMachines is subject to certain limitations and conditions, including:

   . we must purchase at least 80% of the outstanding shares of common stock from eMachines' stockholders in the offer pursuant to the stock purchase agreement; and

   . the number of shares purchasable under the option is limited to the number of authorized shares of common stock available for issuance.

   Representations and Warranties. In the option agreement, eMachines has made various customary representations and warranties, subject to certain exceptions, to us and we and our parent have made various

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customary representations and warranties, subject to certain exceptions, to
eMachines with respect to, among other things:

   . due organization, existence and good standing;

   . proper power and authority to enter into the option agreement;

   . compliance with the certificate of incorporation and bylaws, material agreements and applicable laws and orders; and

   . consents or filings with any governmental entity.

   In addition, eMachines has represented and warranted to us that:

   . the shares are properly authorized and issued and free from all liens;

   . that it will not by charter amendment, consolidation, merger or any other voluntary act, avoid or attempt to avoid the observance or performance of any of its obligations under the option agreement; and

   . that it will take all necessary actions to permit us to exercise our options to purchase the shares.

   Additionally, we have represented and warranted to eMachines that:

   . we will take all necessary actions to allow eMachines to duly issue the shares when we exercise our option to purchase; and

   . we are acquiring the shares for investment purposes only and that we have no intent to sell or otherwise distribute the shares.

   Termination. The option agreement terminates upon the earliest to occur of:

   . the filing of the certificate of merger with the Delaware Secretary of State;

   . five business days from the date of acquisition of the shares in the offer; or

   . the termination of the merger agreement.

7. Appraisal Rights.

   You do not have appraisal rights as a result of the offer. If the merger is consummated, a holder of record of eMachines stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware General Corporation Law, which we will refer to as "DGCL," and to receive payment for the "fair value" of those shares instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a holder must:

   . continue to hold his or her shares through the time of the merger;

   . strictly comply with the procedures discussed under Section 262; and

   . not vote in favor of the merger nor consent thereto in writing.

   The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures in Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under
Section 262.

   The following is a summary and is not a complete statement of Section 262 of the DGCL and is qualified in its entirety by reference to Section 262 which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this offer to purchase. A copy of Section 262 is attached as Appendix A to this offer to purchase.

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   A holder of eMachines stock who elects to exercise appraisal rights under
Section 262 must deliver a written demand for appraisal of its shares of common stock of eMachines prior to the vote on the merger. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of his or her shares.

   Only a holder of shares of eMachines stock on the date of making a written demand for appraisal who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of eMachines stock. If eMachines stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If eMachines stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

   A record holder such as a broker who holds shares of eMachines stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of eMachines stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of eMachines stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of eMachines stock held in the name of the record owner.

   Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of appraisal rights before the date of the eMachines special stockholders meeting.

   Within ten days after the merger, the surviving corporation is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger complied with the requirements of Section 262.

   Within 120 days after the merger, the surviving corporation or any stockholder who has complied with the requirement of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of eMachines stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder's right to an appraisal to cease.

   Within 120 days after the time of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the surviving corporation a statement setting forth the total number of shares of eMachines stock not voted in favor of the merger with respect to which demands for appraisal have been received by eMachines and the number of holders of those shares. The statement will be mailed within 10 days after eMachines has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

   If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of

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eMachines stock owned by those stockholders. The Court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value.

   Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of eMachines stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

   Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote the stock for any purpose or receive payment of dividends or other distributions, if any, on the eMachines stock, except to receive payments of dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

   A stockholder may withdraw a demand for appraisal and accept the payment of $1.06 per share, net in cash, at any time within 60 days after the merger. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of eMachines stock who had demanded appraisal for his shares fails to perfect or loses his right to appraisal, those shares will be treated as if they were converted as a result of the merger and payment will be delivered for those shares under the terms of the merger agreement.

   In view of the complexity of these provisions of the DGCL, any eMachines stockholder who is considering exercising appraisal rights should consult a legal advisor.

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8. Beneficial Ownership of Common Stock.

   The following table sets forth certain information, as of November 16, 2001, with respect to the beneficial ownership of the eMachine's common stock by (i) all persons known by eMachines to be the beneficial owners of more than 5% of the outstanding common stock of eMachines, (ii) each director and named executive officer of the eMachines and (iii) all executive officers and directors of the eMachines as a group. The address for those individuals for whom an address is not otherwise indicated is c/o eMachines, Inc., 14350 Myford Road, Suite 100, Irvine, California 92606:

                                                                                 Shares Owned
                                                                             --------------------
                                                                             Number of  Percentage
                                                                             Shares (1)  of Class
                                                                             ---------- ----------
Five-Percent Stockholders, Directors and Executive Officers
TriGem Computer, Inc. and TriGem America Corporation (2) (3)................ 28,920,000    19.9%
Deutsche Bank AG (2) (4).................................................... 27,819,538    19.1
Korea Data Systems America, Inc. (2)(5)..................................... 28,819,538    19.8
Bill Gross, Bill Gross' idealab! and idealab! Holdings, L.L.C. (2) (6)......  9,472,514     6.5
AOL Time Warner Inc. and America Online, Inc. (2) (7).......................  8,943,190     6.1
Wayne R. Inouye, Director, President and Chief Executive Officer............         --       *
Hong Soon Lee, Director.....................................................  2,400,000     1.6
Jung Koh, Director..........................................................  2,400,000     1.6
Lap Shun Hui, Director......................................................  1,600,000     1.1
Nathan Morton, Director (6).................................................      8,000       *
Michael Hong, Director (9)..................................................     15,000       *
Yasuhiro Tsubota, Director..................................................         --       *
Brian Firestone, Executive Vice President, Strategy and Business Development         --       *
Adam Andersen, Senior Vice President and Chief Operating Officer............         --       *
Mike Zimmerman, Senior Vice President, Customer Care........................         --       *
Bob Davidson, Senior Vice President, Product Marketing......................         --       *
All executive officers and directors as a group (11 persons) (9)............  6,423,000     4.4%

--------
*  Less than 1% of the outstanding shares of common stock
(1) Unless otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares, subject to community property laws where applicable.
(2) Based upon information received from Schedule 13D and 13G filings under the Securities Exchange Act of 1934.
(3) Includes 28,920,000 shares held by TriGem America Corporation, a wholly-owned subsidiary of TriGem Computer, Inc., over which the two companies share voting and investment power. TriGem Computer, Inc.'s address is 45-2 Yoido-dong, Youngdeungpo-ku, Seoul, Korea, and TriGem America Corporations address is 80 ICON, Lake Forest, California 92610.
(4) According to a statement on Schedule 13G filed by Deutsche Bank AG, on September 19, 2001, joint beneficial ownership rights to the 27,819,538 shares of eMachines held by Korea Data Systems America, Inc. ("KDSA") was acquired by Deutsche Bank Trustees (Hong Kong) Limited ("DBT") as pledgee under a Trust Deed dated September 25, 2000 between KDSA and DBT. DBT now holds those Shares as trustee for certain noteholders under the Trust Deed and the noteholders have the right to receive any dividends on and the proceeds from the disposition of such Shares.
(5) Joint beneficial ownership rights to 27,819,538 shares of eMachines stock held by KDSA was acquired by DBT after KDSA defaulted under a Trust Deed dated September 25, 2000. See note 4 above. The address of KDSA is 7372 Day Drive, Garden Grove, California 92841.
(6) Includes 9,472,514 shares held by idealab! Holdings L.L.C. Mr. Gross is the chairman of the board of directors and the chief executive officer of Bill Gross' idealab!, a California corporation, and is the managing member of idealab! Holdings, L.L.C. As such, Mr. Gross exercises voting and investment power over shares beneficially held by those entities, and Mr. Gross may be deemed to indirectly beneficially own such shares. Bill Gross' idealab! may be deemed to indirectly beneficially own the shares held by idealab! Holdings, L.L.C., which is a wholly-owned subsidiary of Bill Gross' idealab!. Mr. Gross and Bill Gross's idealab! Holdings L.L.C., each disclaim beneficial ownership of such shares of common stock to the extent it exceeds its pecuniary interest. The address of each of Bill Gross, Bill Gross' idealab! and idealab! Holdings, L.L.C. is 130 W. Union Street, Pasadena, California 91103.

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

(7) Includes 7,832,079 shares held by America Online, Inc. and 1,111,111 shares issuable upon exercise of outstanding warrants held by America Online, Inc. exercisable within 60 days of November 16, 2001. America Online, Inc., is a wholly-owned subsidiary of AOL Time Warner Inc. America Online, Inc. and AOL Time Warner Inc. share voting and investment power over the shares, and their address is 75 Rockefeller Plaza, New York, New York 10019.
(8) Includes 8,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 16, 2001.
(9) Includes 5,000 shares owned by Mr. Hong's daughter and 5,000 shares owned by his son. Mr. Hong disclaims beneficial ownership of such shares to the extent it exceeds his pecuniary interest.
(10) Includes an aggregate of 6,415,000 shares beneficially owned by our directors and executive officers, and 8,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 16, 2001.

9. Certain United States Federal Income Tax Consequences.

   The following is a summary of material United States federal income tax considerations of the offer and merger to holders whose shares are purchased pursuant to the offer or whose shares are converted into the right to receive cash in the merger (including pursuant to the exercise of appraisal rights). This discussion is included for general information purposes only and does not purport to consider all aspects of United States federal income taxation that may be relevant to you. The discussion is based on current provisions of the Internal Revenue Code of 1986, which we refer to as the "Code", existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. The discussion applies only to holders of shares of eMachines common stock in whose hands such shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of holders of shares (such as insurance companies, tax-exempt organizations and broker-dealers) who may be subject to special rules under the United States federal income tax laws. This discussion does not discuss the United States federal income tax consequences to a holder of shares who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

   Because individual circumstances may differ, you should consult your own tax advisor to determine whether the rules discussed below are applicable to you and the particular tax effects to you of the offer and the merger, including the application and effect of state, local and other income tax laws.

   The receipt of cash for tendered shares pursuant to the offer or the merger generally will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash received for the shares sold pursuant to the offer or converted to cash in the merger and your adjusted tax basis with these shares. Gain or loss must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction) sold pursuant to the offer or converted to cash in the merger. That gain or loss will be a capital gain or loss. If you are not a corporation, any capital gain will be a long-term capital gain taxable at a maximum rate of 20% if your shares have been held for more than one year on the date of sale (in the case of the offer) or the effective time of the merger (in the case of the merger) or 18% for capital assets held for more than five years and have a holding period beginning after December 31, 2001; and a short-term capital gain taxable at ordinary income rates if the shares have been held for one year or less on the date of sale (or the effective time of the merger).

   If you tender shares, you may be subject to 30.5% (30% if payment is made after December 31, 2001) backup withholding unless you provide your taxpayer identification number, or TIN, and certify that the TIN is correct or properly certify that you are awaiting a TIN, or unless an exemption applies. Exemptions are available for stockholders that are corporations and for certain foreign individuals and entities. If you do not furnish a required TIN, you may be subject to a penalty imposed by the Internal Revenue Code. See "THE TENDER OFFER--Procedure for Tendering Shares."

   If backup withholding applies to you, the depositary is required to withhold 30.5% from amounts otherwise payable to you. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the United States federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, you can obtain a refund by filing a United States federal income tax return.

10. Transactions and Arrangements Concerning the Common Stock.

   Except as set forth below and in this offer to purchase, no transactions in the shares of common stock of eMachines have been effected during the past 60 days by eMachines, us, our parent, Mr. Hui, or to the knowledge of eMachines and us, any of their directors or executive officers or any associate or majority owned subsidiaries. Unless otherwise indicated, all of the sales below were open-market transactions executed by a traditional or online broker:

   . According to a statement on Schedule 13G filed by Deutsche Bank AG, on September 19, 2001, beneficial ownership of the 27,819,538 shares of eMachines held by Korea Data Systems America, Inc. (referred to as "KDSA"), which constitutes 19.1% of the total outstanding eMachines Common Stock, was transferred to Deutsche Bank Trustees (Hong Kong) Limited (referred to as "DBT") after KDSA defaulted under a Trust Deed dated September 25, 2000 between KDSA and DBT. DBT now holds those shares of eMachine common stock as trustee for certain noteholders under the Trust Deed and the noteholders have the right to receive the proceeds from the disposition of these shares.

   Except as set forth in this offer to purchase, since the second full year preceding the date of this offer to purchase, no purchases of shares of eMachines common stock were made by us, our parent or Mr. Hui or any of their respective directors or executive officers.

   Except as set forth in this offer to purchase, neither eMachines, we nor our parent, Mr. Hui or any of their directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the offer with respect to any securities of eMachines (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

   Except as described in this offer to purchase, since the second full fiscal year preceding the date of this offer to purchase, no contact or negotiation concerning a merger, consolidation, or acquisition, or tender offer or other acquisition of any securities of eMachines, or a sale or the transfer of a material amount of assets of eMachines has been entered into or has occurred between any affiliates of eMachines or us, our parent or Mr. Hui or between eMachines or any affiliates and any unaffiliated person.

   Since the third full year preceding the date of this offer to purchase, we, our parent and Mr. Hui have not made any underwritten public offering of the shares of eMachines for cash that was registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act pursuant to Regulation A thereunder.

   eMachines completed an initial public offering of its common stock on March 29, 2000. The offering price was $9.00 per share of common stock. 20,000,000 shares of common stock were offered and the aggregate proceeds to eMachines were $180,000,000 less underwriting discounts and commissions.

   To the best knowledge of eMachines, us, our parent and Mr. Hui after reasonable inquiry, all of eMachines' directors (other than Mr. Hui), officers, affiliates and subsidiaries currently plan to tender pursuant to the offer all shares of common stock held of record or beneficially owned by each of them (other than those individuals, if any, for whom tender of the shares could cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended), subject to and consistent with any fiduciary obligations of such persons.

11. Related Party Transactions.

   Relationship with TriGem Computer, TriGem Corporation, TriGem America Corporation, KDS Korea, Korea Data Systems America and KDS USA, Inc.

   TriGem Computer, Inc. (referred to as TriGem Computer), a Korean company, was the parent company of TriGem Corporation, a California corporation. TriGem Corporation was one of eMachines founding stockholders. In April 2000, TriGem Corporation merged with TriGem America Corporation, another U.S. subsidiary of TriGem Computer, with TriGem America Corporation being the surviving corporation. References to TriGem America Corporation with respect to events after April 2000 reflect this merger and references to TriGem America Corporation with respect to events before April 2000 do not reflect this merger. TriGem America Corporation beneficially owns approximately 19.9% of eMachines outstanding common stock. Mr. Lee, Chairman of eMachines board of directors and one of eMachines stockholders, is also the Vice Chairman, Chief Executive Officer and a member of the board of directors of TriGem Computer. Mr. Hong, a member of eMachines' board of directors, was Chief Financial Officer for TriGem Computer from January 2000 to January 2001 and a Financial Senior Advisor for TriGem Computer from May 1999 to January 2000.

   KDS Korea, a Korean company, is the parent company of Korea Data Systems America, Inc. Korea Data Systems America was one of eMachines founding stockholders and beneficially owns approximately 19.1% of eMachines' outstanding common stock. Jung Koh, a member of eMachines' board of directors and one of eMachines' stockholders, also serves as Vice Chairman of KDS Korea. Mr. Hui wholly owns KDS USA, which, other than acting as a U.S. distributor, is not affiliated with KDS Korea.

   Since January 1, 2000, eMachines has been involved in a number of transactions with TriGem Computer, TriGem Corporation, TriGem America Corporation, KDS Korea, Korea Data Systems America and KDS USA. These transactions are described below.

   Manufacture and Supply of PCs and Monitors

   During the year ended December 30, 2000, eMachines purchased all of its PCs and most of its monitors from KDS USA, for an aggregate purchase price of $731.1 million. In January 2001, eMachines began purchasing all of its PCs from TriGem America Corporation. All of the PCs that eMachines has sold have been manufactured by TriGem Computer, except for eMachines eOne and eSlate PCs, which were manufactured by KDS Korea, and for a limited number of eTower PCs, which were manufactured by KDS Korea for TriGem Computer. eMachines no longer sells eOne or eSlate PCs. All of the monitors that eMachines purchased from KDS USA through August 2000 were either manufactured by, or supplied by KDS Korea through its relationship with Jean Company Ltd., an unrelated third party. Under verbal agreement, KDS Korea warrants its monitors for eighteen months including parts and labor. In August 2000, eMachines began purchasing monitors from another unrelated supplier, but it continues to use KDS Korea as an alternate supplier. eMachines has no obligation to order, take minimum delivery or purchase at pre-negotiated prices from KDS USA or KDS Korea. Additionally, neither KDS USA nor KDS Korea is contractually obligated to supply eMachines with PCs or monitors.

   On January 24, 2000, eMachines entered into that certain original design manufacturer agreement with TriGem Computer. Under the agreement, TriGem Computer agreed to design, procure and assemble certain computer components, and to provide support for the assembled products. eMachines pays TriGem Computer for its supply and services on a "cost plus" basis, which price is adjusted monthly based upon TriGem Computer's

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

then current costs. The agreement requires eMachines to issue requisitions and purchase orders to TriGem Computer each month. TriGem Computer is obligated to meet such purchase orders based on the projections eMachines provides to TriGem Computer in an annual plan. TriGem Computer has provided several warranties to eMachines, including that all of its products will be free from defects in design, material and workmanship. The agreement provides eMachines with certain remedies in the event that products sold to it by TriGem Computer are defective. Commencing with the execution of the agreement on January 24, 2000, these remedies include reimbursing us for the costs of defective products. Under the agreement, TriGem Computer has agreed to indemnify eMachines with respect to patent infringement lawsuits filed in 1999 by Compaq Computer Corporation against TriGem Computer, TriGem America Corporation, KDS Korea and eMachines and by Packard Bell against, inter alia, TriGem Computer and eMachines. The agreement also provides that the eMachines may be reimbursed by TriGem Computer for all reasonable costs related to defective products that might arise with respect to products sold to eMachines prior to January 24, 2000, which amounted to approximately $890,000 in 2000. The term of the agreement is for two years, and automatically renews for one-year periods, unless either party provides written notice of its intent to terminate 180 days prior to the expiration of the initial term or any subsequent term.

   Warranties and PC Repair Service

   Under eMachines' original design manufacturer agreement with TriGem Computer, TriGem Computer agreed to provide warranty and refurbishment services to eMachines. TriGem Computer warranted that products that it produces shall be free from defects, and agreed to repair or replace and return, without cost to eMachines or consumers, all defective products returned by end-users within the warranty period, which lasts for 15 months from the date a product is delivered. If the returned products from end-users are not defective, TriGem Computer will charge eMachines a service fee for each returned product of $22.50 per unit plus shipping costs. If end-user returns are defective, the PC is repaired by TriGem Computer and returned to the end-user at no charge to eMachines. Under the refurbishment provisions of the agreement, eMachines can return to TriGem Computer all products that eMachines' retailers return to us. If the returned products from retailers are defective, TriGem Computer will provide eMachines with a full credit and eMachines credits our retail customer for the defective returns. TriGem Computer will charge eMachines a fee of $130 per unit for each returned product from retailers if the cumulative rate of products returned with no defect exceeds a specified percentage. During the first quarter of 2000, eMachines was assessed a $15 per unit service charge for the taking and repackaging of PC returns determined to be nondefective. During the year ended December 30, 2000, eMachines accrued approximately $11.9 million for repair services for non-defective returns from TriGem Computer. On October 31, 2001, eMachines entered into amendment number two to the original design manufacture agreement with TriGem Computer. Under the terms of the amendment, eMachines can return defective returns to TriGem Computer, subject to a deduction schedule. eMachines is responsible for nondefective returns and shall resell all refurbished defective computers, which are to be consigned from TriGem Computer, TriGem Computer shall also provide replacement parts to eMachines for its customer support programs. In the event that more than a specified percentage of any product that TriGem Computer produces pursuant to the agreement is returned, eMachines may initiate a recall of that product or model after consultation with TriGem Computer. In the event of a recall, eMachines is entitled to a full credit from TriGem Computer for all recalled and returned products.

   Leases

   eMachines leases approximately 147,000 square feet of office and warehouse space located at 14350 Myford Road, Irvine, California from the Irvine Company under a written lease entered into on November 30, 1998. eMachines' monthly rent is approximately $84,000 subject to annual increases that will increase eMachines' rent in the fifth year of the lease to approximately $97,000. The lease terminates in 2004, subject to eMachines' right to extend the term. eMachines' performance under the lease is guaranteed by Korea Data Systems America. Under a verbal agreement, eMachines subleased approximately 48,000 square feet of this space to TriGem America Corporation for nine months during the year ended December 30, 2000, and TriGem America Corporation paid an aggregate of $312,000 in rent. eMachines no longer subleases this space.

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   Subordinated Notes

   In connection with eMachines' initial capitalization on December 18, 1998, eMachines issued a subordinated note payable to TriGem Corporation in the amount of $270,000 and a subordinated note payable to Korea Data Systems America in the amount of $290,000, each bearing interest at 5.79% per year. In the fourth quarter of 2000, eMachines repaid the note payable to TriGem Corporation. Interest on the remaining note payable to Korea Data Systems America is due each May 31 and November 30. Principal and any unpaid interest on the note are due on June 7, 2004. The note may be prepaid without penalty at eMachines' option.

   Relationship with America Online, Inc.

   In June 1999, eMachines entered into a marketing agreement with America Online, as subsequently amended, under which America Online will provide rebates to eMachines PC buyers to significantly reduce the net effective price of eMachines PCs. To obtain a rebate, eMachines PC buyers had to enter into an agreement with America Online to subscribe to its CompuServe Internet Access service over a predetermined period of time at a stated monthly fee. In some instances, eMachines PC buyers may have received America Online for free for a specified period of time without any rebate. In exchange for eMachines distribution and promotion of America Online's software and services, eMachines shared in the payments made by subscribers to America Online for Internet access. Payments to eMachines took the form of bounty or royalty payments. The agreement was set to terminate in 2004 and could have been renewed by the parties for an additional five-year term. America Online beneficially owns approximately 6.1% of eMachines outstanding common stock. During the year ended December 30, 2000, eMachines earned approximately $2.7 million under the marketing agreement.

   In April 2001, eMachines entered into a marketing agreement with several European affiliates of America Online, and CompuServe Interactive Services, Ltd., which was effective as of October 1, 2000. Under the agreement eMachines agreed to distribute and promote America Online's software and services on all of its PCs sold in the United Kingdom, France, Germany, the Netherlands, Spain and Italy. Some of eMachines PC buyers will receive America Online for a fee for a specified period of time without any rebate. America Online agreed to pay eMachines a one-time fee for each paid subscriber to America Online services, CompuServe services, and Netscape services acquired through our distribution of America Online and its affiliates' software. The actual fee paid varied depending on the service the subscriber chose. The agreement was set to terminate in 2004 and could have been renewed by the parties for an additional five-year term. By December 30, 2000, eMachines had not yet earned any fees under the marketing agreement.

   In September 2001, eMachines terminated the marketing agreement, dated as of June 17, 1999, and as subsequently amended, between eMachines and America Online, Inc. eMachines believes that termination of the June 17, 1999, marketing agreement also serves to terminate the marketing agreement dated as of April 2001 between eMachines and AOL (UK) Ltd., AOL Bertelsmann Online GmbH & Co. K.G., AOL Bertelsmann Online France SNC and Compuserve Interactive Services Ltd.

   Relationship with Bill Gross' idealab! and its affiliated entities

   During the year ended December 30, 2000, eMachines leased its Pasadena facility from Bill Gross' idealab!, Inc., an affiliate owned by Bill Gross, a former member of eMachines board of directors and a stockholder, and eMachines paid idealab!, $464,000 in total rent for 2000. eMachines terminated the lease in the first quarter of 2001. Mr. Gross and his affiliated entities beneficially own 6.5% of eMachines outstanding common stock. eMachines earned approximately $650,000 of its Internet revenues in 2000 from entities owned or affiliated with idealab!

12. Certain Effects of the Offer and the Merger.

   Market for Shares of Common Stock. Our purchase of shares of common stock pursuant to the offer will reduce the number of shares of common stock that might otherwise trade publicly on the OTCBB and could adversely affect the liquidity and market value of the remaining shares of common stock held by the public.

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   Listing on the OTCBB. Depending on the number of shares of common stock purchased pursuant to the offer, the common stock may no longer meet the requirements for continued inclusion on the OTCBB. If as a result of the purchase of the common stock pursuant to the offer, the common stock no longer meets the criteria for continuing inclusion in the OTCBB, the market for the common stock could be adversely affected. According to the OTCBB listing requirements, the common stock would not be eligible for continued listing if eMachines ceased to be current in its filings with the SEC or ceased to be registered under the Exchange Act.

   Exchange Act Registration. The common stock is currently registered under the Exchange Act. Registration of the common stock under the Exchange Act may be terminated upon application of eMachines to the SEC if the common stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the common stock under the Exchange Act would substantially reduce the information required to be furnished by eMachines to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to eMachines, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 with respect to "going private" transactions. Furthermore, the ability of "affiliates" of eMachines and persons holding "restricted securities" of eMachines to dispose of the securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend to apply for termination of registration of the common stock under the Exchange Act as soon after the completion of the offer as the requirements for the termination are met.

   If registration of the common stock is not terminated prior to the merger, then the common stock will be delisted from the OTCBB and the registration of the common stock under the Exchange Act will be terminated following the consummation of the merger.

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                               THE TENDER OFFER

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with "THE TENDER OFFER--Withdrawal Rights." The term "expiration date" means 9:00 a.m., Eastern time, on December 27, 2001, unless we extend the period of time for which the offer is open, in which event the term "expiration date" will mean the latest time and date at which the offer, as so extended by us, expires.

   In the merger agreement, we reserved the right to make changes to the terms and conditions of the offer but agreed that we will not, without the prior written consent of eMachines:

   . decrease the offer price;

   . change the form of consideration to be paid pursuant to the offer;

   . reduce the maximum number of shares to be purchased in the offer;

   . impose conditions to the offer in addition to those set forth in "THE
     TENDER OFFER--Conditions of the Offer;"

   . amend any other term of the offer in any manner adverse to the holders of eMachines common stock;

   . waive the minimum condition;

   . amend the minimum condition such that less than 80% of the outstanding shares are required (when added to shares held by Mr. Hui, KDS USA, our parent, and their respective affiliates and shares purchasable pursuant to the idealab! stock purchase agreement) to satisfy the minimum condition, or

   . amend or waive the requirement that eMachines receive a solvency opinion in the same form as the solvency opinion to be delivered to UBS AG.

   However, the merger agreement also provides that, without the consent of eMachines, we may:

   . extend the offer if at the scheduled expiration date of the offer any of the offer conditions are not satisfied, until that time when those conditions are satisfied or waived;

   . extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the offer or for any period required by applicable law; and

   . make available a subsequent offering period as provided for under the Exchange Act.

   In addition, we are obligated to extend the offer from time to time until February 28, 2001, if the offer conditions are not satisfied or waived at the scheduled expiration date or any extension thereof. However, we are not required to extend the offer under the merger agreement unless, in our parent's reasonable judgment each condition that is not then satisfied or waived is reasonably capable of being satisfied. This mandatory extension provision does not apply to the failure the financing condition or the condition relating to delivery of the solvency opinion, nor does it apply if the failure of the condition to be satisfied is the result of a failure by us to fulfill our obligations contained in the merger agreement.

   Under no circumstances will interest be paid on the purchase price for tendered shares of common stock, regardless of any extension of or amendment to the offer.

   If by 9:00 a.m., Eastern time, on December 27, 2001 (or any date or time then set as the expiration date), any or all of the conditions to the offer have not been satisfied or waived, we reserve the right (but are not obligated except as described in this Section 1), subject to the terms and conditions contained in the merger agreement and the applicable rules and regulations of the SEC:

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

   . not to accept for payment or pay for any shares of eMachines common stock and return all tendered shares to tendering stockholders;

   . except as set forth above with respect to the minimum condition and the delivery of the solvency opinion to the board of directors of eMachines and UBS AG pursuant to the credit agreement, to waive all the unsatisfied conditions and accept for payment and pay for all shares of eMachines common stock validly tendered prior to the expiration date and not withdrawn;

   . to extend the offer and, subject to the right of the stockholders to withdraw shares until the expiration date, retain the shares that have been tendered during the period or periods for which the offer is extended; or

   . except as set forth above, to amend the offer.

   Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement. In the case of an extension, Rule l4e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law, including Rules 14d-4(d),14d-6(c) and 14e-1 under the Exchange Act (which require that any material change in the information published, sent or given to you in connection with the offer be promptly disseminated to you in a manner reasonably designed to inform you of those changes), and without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC. As used in this document, "business day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

   If we make a material change in the terms of the offer or the information concerning the offer or waive a material condition to the offer, we will disseminate additional tender offer materials, including by public announcement as set forth above, and extend the offer to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in the terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or a change in the percentage of securities sought, a minimum of ten business days generally is required to allow for adequate dissemination to stockholders and for investor response.

   Pursuant to the merger agreement and Rule 14d-l1 under the Exchange Act we may elect to make available a "subsequent offering period" by extending the offer from three to 20 business days in length following the expiration date. A subsequent offering period would be an additional period of time following the expiration of the offer and the purchase of shares of common stock in the offer, during which you may tender shares not tendered in the offer. A subsequent offering period, if one is provided, is not an extension of the offer, which already will have been completed. A subsequent offering period may be provided regardless of whether the events or the facts set forth in "THE TENDER OFFER--Conditions of the Offer" have occurred. We currently do not intend to provide for a subsequent offering period.

   During a subsequent offering period, you will not have withdrawal rights, and we will promptly purchase and pay for any shares of common stock tendered at the same price paid in the offer. Rule 14d-11 provides that we may provide a subsequent offering period so long as, among other things:

   . the initial 20 business day period of the offer has expired;

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

   . we offer the same form and amount of consideration for shares of common stock in the subsequent offering period as in the initial offer;

   . we accept and promptly pay for all securities tendered during the offer;

   . we announce the results of the offer, including the approximate number and percentage of shares deposited in the offer, no later than 9:00 a.m. Eastern time on the next business day after the expiration date and immediately begin the subsequent offering period; and

   . we immediately accept and promptly pay for shares as they are tendered during the subsequent offering period.

   eMachines has provided us with a list of its stockholders and security position listings for the purpose of disseminating the offer to holders of eMachines common stock. This document and the related letter of transmittal will be mailed to record holders of shares whose names appear on eMachines' stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares. The Solicitation/Recommendation Statement also will be included with those materials.

2. Procedure for Tendering Shares.

   Valid Tenders. For shares to be validly tendered pursuant to the offer the following must occur:

   . the depositary must receive at the address set forth on the back cover of this document prior to the expiration date a properly completed and duly executed letter of transmittal, with any required signature guarantees and certificates representing tendered shares or in the case of a book-entry transfer, an agent's message, and any other documents required by the letter of transmittal and the tendered shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a book-entry confirmation, as defined below, received by the depositary); or

   . the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

No alternative, conditional or contingent tenders will be accepted.

   The depositary will establish an account with respect to the common shares at The Depository Trust Company, which we refer to as "DTC" for purposes of the offer, within two business days after the date of this document. DTC is an electronic clearinghouse used by banks and broker-dealers to settle trades among members of DTC. Any financial institution that is a participant in DTC's system may make book-entry delivery of common shares by causing DTC to transfer those common shares into the depositary's account at DTC in accordance with DTC's procedures for transfer. Although delivery of common shares may be effected through book-entry transfer into the depositary's account at DTC prior to the expiration date, the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other documents required by the letter of transmittal, must, in any case, be transmitted to and received by the depositary at the address set forth on the back cover of this document or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of shares of common stock into the depositary's account at DTC as described above is referred to herein as a "book-entry confirmation." Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the depositary.

   The term "agent's message" means a message transmitted by DTC to, and received by, the depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that are subject to the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

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

   The method of delivery of share certificates, the letter of transmittal and all other required documents, including delivery through DTC, is at your option and risk. Delivery will be deemed made only when actually received by the depositary (including, in the case of a book-entry transfer, a book-entry confirmation). If delivery is by mail, certified mail with return receipt requested and properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Signature Guarantee. No signature guarantee is required on the letter of transmittal if:

   . the letter of transmittal is signed by the registered holder (this term, for purposes of this Section 2, includes any participant in DTC's systems whose name appears on a security position listing as the owner of the shares) of the shares tendered and that registered holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

   . the shares are tendered for the account of a financial institution
     (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (we refer to each of these financial institutions as an "eligible institution" and together as "eligible institutions").

   In all other cases, all signatures on letters of transmittal must be guaranteed by an eligible institution. See Instructions 1 and 5 to the letter of transmittal. If the certificates evidencing shares to be tendered are registered in the name of a person or persons other than the signer of the letter of transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased shares are to be issued or returned to, a person other than the registered owner or owners of the tendered shares, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an eligible institution as provided in the letter of transmittal. See Instructions 1 and 5 to the letter of transmittal.

   Guaranteed Delivery. If you wish to tender shares pursuant to the offer and your certificates for shares are not immediately available or time will not permit all required documents to reach the depositary prior to the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you may nevertheless effectively tender shares if you comply with all of the following guaranteed delivery procedures:

   . the tender is made by or through an eligible institution;

   . a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided to you, is received by the depositary, as provided below, prior to the expiration date; and

   . the certificates for (or a book-entry confirmation with respect to) all tendered shares, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it), and any required signature guarantees, or, in the case of a book-entry transfer of common shares, an agent's message, and any other documents required by the letter of transmittal, are received by the depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. As used in this document, "trading day" means any day on which the OTCBB is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

   A tender of shares pursuant to any one of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty that:

   . you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares or other securities issued or issuable in respect of those shares); and

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

   . when we accept the shares for payment we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of your shares tendered pursuant to the offer will constitute a binding agreement between us upon the terms and subject to the conditions of the offer.

   Appointment. By executing the letter of transmittal as set forth above (including through delivery of an agent's message), you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of your rights with respect to the shares you tendered and we accepted for payment (including all rights, other shares or other securities issued or issuable in respect of those shares). These powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered shares. This appointment is effective when, and only to the extent that, we accept for payment the shares you tendered as provided in the offer. Upon this appointment, all prior powers of attorney and proxies granted by you with respect to the shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney or proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). Our designees will, with respect to the shares and other securities or rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole judgment deem proper in respect of any annual, special, adjourned or postponed meeting of eMachines' stockholders or actions by written consent in lieu of a meeting or otherwise. We reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our payment for those shares, we must be able to exercise full voting, consent and other rights with respect to those shares and the other securities or rights issued or issuable in respect of those shares, including voting those shares at any meeting of stockholders.

   Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right, subject to the limitations set forth in the merger agreement and applicable law, to waive any of the conditions of the offer, or any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither we, the depositary, the dealer manager, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions to the letter of transmittal) will be final and binding on all parties.

   Backup Federal Income Tax Withholding. Under the "backup withholding" provisions of U.S. federal income tax law, unless you or your assignee, which we refer to in either case as the "payee," satisfy the conditions described in Instruction 9 of the letter of transmittal or are otherwise exempt, any cash payable to you as a result of the purchase of your shares may be subject to backup withholding tax of 30.5% (30% if payment is made after December 31, 2001) of the gross proceeds. To prevent backup withholding, each payee should complete and sign the Substitute Form W-9 provided in the letter of transmittal. Foreign holders must submit a completed Form W-8 to avoid backup withholding. This form may be obtained from the depositary. See Instructions 8 and 9 set forth in the letter of transmittal and "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences."

3. Withdrawal Rights.

   Except as otherwise provided in this Section 3, tenders of shares made pursuant to the offer are irrevocable. You may withdraw shares previously tendered pursuant to the offer by procedures set forth below at any time prior to the expiration date and, unless already accepted for payment and paid by us pursuant to the offer, a stockholder also may withdraw previously tendered shares at any time after January 26, 2001.

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

   To withdraw shares tendered pursuant to the offer, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the depositary at the address set forth on the back cover of this document and must specify:

   . the name of the person who tendered the shares to be withdrawn;

   . the number of shares to be withdrawn; and

   . the name of the registered holder(s), if different from the name of the person who tendered the shares.

   If certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, prior to the physical release of those certificates, you must submit the serial numbers shown on the particular certificates to be withdrawn to the depositary and, unless the shares have been tendered by an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE TENDER OFFER--Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. You may not rescind a withdrawal of tendered shares, and any shares that you properly withdraw will thereafter be deemed not validly tendered for purposes of the offer. You may re-tender withdrawn shares by again following one of the procedures described in "THE TENDER OFFER--Procedure for Tendering Shares" at any time prior to the expiration date.

   We will resolve, in our sole discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal, and our resolution will be final and binding on all parties. We reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. No person, including us, the depositary, the dealer manager, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification.

   If we provide a subsequent offering period following the offer under Rule 14d-11 under the Exchange Act, no withdrawal rights will apply to shares tendered during the subsequent offering period or to shares previously tendered in the offer and accepted for payment.

4. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the offer, including any amended or extended offer, we will accept for payment and will pay for all shares validly tendered prior to the expiration date and not withdrawn in accordance with "THE TENDER OFFER--Withdrawal Rights" promptly after the expiration date. We expressly reserve the right to delay payment for shares in order to comply in whole or in part with any applicable law. See "THE TENDER OFFER--Terms of the Offer" and "THE TENDER OFFER--Certain Legal Matters" for more detailed information. Any delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act (which relates to our obligation to pay for or return tendered securities promptly after the termination or withdrawal of our offer).

   In all cases, we will pay for shares tendered and accepted for payment pursuant to the offer only after timely receipt by the depositary of:

   . certificates for (or a timely book-entry confirmation with respect to) the shares;

   . a properly completed and duly executed letter of transmittal with all required signature guarantees or, in the case of a book-entry transfer of common shares, an agent's message; and

   . any other documents required by the letter of transmittal.

   Accordingly, tendering stockholders may be paid at different times depending on when the depositary actually receives certificates for shares of eMachines common stock or book-entry confirmations with respect to shares of eMachines common stock.

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

   For purposes of the offer, we will be deemed to have accepted for payment, and thereby to have purchased, shares validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance of those shares for payment. On the terms and subject to the conditions of the offer, we will pay for shares accepted pursuant to the offer by depositing the purchase price for all accepted shares of eMachines stock with the depositary. The depositary will act as your agent for the purpose of receiving payment from us and transmitting payments to you when your shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any shares tendered pursuant to the offer is delayed, or we are unable to accept for payment shares tendered pursuant to the offer, then, without prejudice to our rights under "THE TENDER OFFER--Terms of the Offer," the depositary may, on our behalf, retain tendered shares, and those shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in "THE TENDER OFFER--Withdrawal Rights" and as otherwise required by Rule 14e-l(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for tendered shares because of any delay in making any payment.

   If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more shares than are tendered, certificates for those unpurchased or untendered shares will be returned, without expense, to the tendering stockholder (or, in the case of tenders through DTC, those shares of eMachines common stock will be credited to the participant account with DTC from which those shares were tendered), as promptly as practicable after the expiration, termination or withdrawal of the offer.

   If, prior to the expiration date, we increase the price being paid for shares accepted for payment pursuant to the offer, we will pay the increased consideration for all shares purchased pursuant to the offer, whether or not those shares were tendered prior to the increase in consideration.

   We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates, the right to purchase all or any portion of the shares tendered pursuant to the offer, but any transfer or assignment will not relieve us of our obligations under the offer and will in no way prejudice your rights to receive payment for shares validly tendered and accepted for payment pursuant to the offer.

5. Price Range of Shares; Dividends.

   eMachines common stock is traded on the Over the Counter Bulletin Board, or the "OTCBB," under the symbol "EEEE.OB." eMachines common stock has been publicly traded since March 24, 2000. Prior to May 25, 2001, eMachines common stock was traded on the Nasdaq National Market. No cash dividends have been declared or paid on the common shares during the quarters indicated. The following table sets forth for the periods indicated the high and low sales price per share of eMachines common stock as reported by published financial sources:

                                                High   Low
                                               ------ -----
2000
   First Quarter (beginning March 24, 2000)... $10.00 $5.88
   Second Quarter............................. $ 9.50 $2.16
   Third Quarter.............................. $ 3.25 $0.84
   Fourth Quarter............................. $ 1.25 $0.25
2001
   First Quarter.............................. $ 0.91 $0.22
   Second Quarter............................. $ 0.65 $0.16
   Third Quarter.............................. $ 0.38 $0.14
   Fourth Quarter (through November 20, 2001). $ 0.92 $0.15

   On November 8, 2001 the day before our parent's initial offer was publicly disclosed the last reported closing sales price per share of eMachines common stock, as reported on the OTCBB was $0.48. On November 19, 2001, the last full trading day prior to the announcement of the offer, the last reported closing sales price per share of eMachines common stock, as reported on the OTCBB was $0.54. On November 26, 2001, the last full trading day prior to the date of this document, the last reported closing sales price per share of eMachines common stock as reported on the OTCBB was $0.96. We urge you to obtain a current market quotation for your common stock.

6. Financing of the Offer and the Merger.

   Assuming we purchase all of the outstanding shares of common stock pursuant to the offer at a purchase price of $1.06 per share, (including the shares purchasable from idealab! pursuant to the stock purchase agreement) we expect the maximum aggregate cost to purchase shares and to pay related fees and expenses to be approximately $166.0 million. We anticipate a portion of these funds will be obtained from a loan, pursuant to a credit agreement from UBS AG, as described below. Funding of the loan is subject to certain customary closing conditions and a requirement that funds sufficient to repay UBS AG be placed in escrow by eMachines simultaneously with the consummation of the offer. The remainder of the funds necessary to purchase the tendered shares will be provided by Mr. Hui who has committed to contribute to us $21.1 million, of which $5 million has been funded and the remainder will be funded simultaneously with the funding by UBS AG.

   It is anticipated that the indebtedness incurred by us in connection with the offer and the merger will be repaid from eMachines' cash on hand at the effective time of the merger. We currently have no other financing arrangements or alternative financing plans in place in the event that funding pursuant to the credit agreement described below is unavailable. In the event such funding is unavailable, we have convenanted, pursuant to the merger agreement, to seek alternative sources of financing.

   Credit Agreement. We have executed a credit agreement, dated as of November 26, 2001, with UBS AG as lender, and UBS Warburg LLC, as arranger, which finalizes the terms of the credit agreement described in the commitment letter dated November 19, 2001. UBS AG has agreed to make a loan to us of up to $145 million, upon the terms and conditions described in the credit agreement. Our parent is acting as guarantor of the loan facility under the credit agreement. The purpose of the credit agreement is to assist us in our acquisition of eMachines and to pay for the fees and expenses related to the offer, the merger and the credit agreement.

   The interest rate applicable to amounts borrowed under the credit agreement will be 8.0% which increases to 12% upon the occurrence of an event of default or the failure to pay an amount due under the credit agreement and will be calculated on the basis of the actual number of days elapsed in a year of 365 or 366 days.

   The loan facility under the credit agreement will mature immediately upon the closing of the merger pursuant to the merger agreement but in no event more than five days following the date on which each of the other conditions to borrowing described below have been satisfied. Concurrently with or prior to the one-time draw down on the loan facility, eMachines is required to deposit in an escrow account an amount equal to the aggregate amount of the loan and all interest and fees payable thereon. These funds will be distributed immediately to lender upon the closing of the merger pursuant to the merger agreement.

   Funding of the above-mentioned loan facility will be subject to the satisfaction of the following closing conditions:

   . our receipt of all government and third party consents and approvals in connection with the offer, the merger and the loan facility and the related transactions contemplated thereby;

   . contribution by Mr. Hui of $21.1 million to us (less any expenses associated with the merger paid by or on behalf of us prior to the time of funding of the loan facility) and deposit by us of such funds into an escrow account;

   . deposit by eMachines of an amount equal to the aggregate amount of the loan and all interest and fees payable to UBS AG upon the maturity of loan;

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

   . all of the representations and warranties are true and correct in all material respects;

   . no default shall have occurred and is continuing upon the date of the loan or after giving effect to the loan;

   . payment of all fees and expenses owed by us to UBS AG;

   . no material adverse change in our business or the business of our parent or eMachines since September 29, 2001;

   . absence of any material adverse change or material disruption in the financial banking or capital markets generally; or in the regulatory environment; and

   . absence of any litigation injunction, investigation or proceeding pending or threatened against us, our parent, or eMachines or any of their respective subsidiaries with respect to the merger the loan or any of the transactions contemplated thereby or that could reasonably be expected to have a material adverse effect.


   . delivery to UBS AG of the following:

       -- executed loan documents;

       -- resolutions of our board of directors and our parent's board of directors authorizing the execution, delivery and performance of the loan documents;

       -- copies of any debt instruments or security agreements to which we or eMachines are a party;

       -- evidence satisfactory to UBS AG of contribution and/or payment by Mr.
          Hui to us of at least $21.1 million in cash less any transaction expenses paid by or on behalf of us prior to the time of the loan facility;

       -- evidence satisfactory to UBS AG that at least that number of shares of common stock which, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement and shares purchasable pursuant to the option agreement, would constitute at least 90% of the outstanding common stock of eMachines have been validly tendered and not withdrawn;

       -- certified copies of all offer documents which shall be in form satisfactory to UBS AG;

       -- evidence that all necessary governmental and third party consents and approvals have been obtained;

       -- certified copies of the merger agreement, and the escrow agreement which have been validly authorized, executed and delivered;

       -- certificate of merger evidencing the merger of us and eMachines;

       -- solvency opinion from Houlihan, Lokey, Howard & Zukin Financial
          Advisors, Inc.;

       -- solvency certificate from us and our parent;

       -- release agreement executed by TriGem Computer, Inc., releasing us, our parent, and UBS AG from all claims;

       -- release agreement executed by us releasing UBS AG from any fraudulent transfer claims arising out of the offer, the merger and the transactions contemplated thereby;

       -- closing certificates executed by an executive officer of us and our parent;

       -- certified copies of organizational documents of us and our parent; and

       -- legal opinion from our counsel.

   We made various customary representations and warranties to the lender on behalf of ourselves, eMachines and any subsidiaries, including, with respect to, among other things:

   . financial statements;

   . corporate existence;

   . absence of conflicts with or defaults under applicable law, organizational documents and contractual obligations;

   . proper power and authority to enter into the credit agreement;

   . ownership of property;

   . environmental matters;

   . intellectual property;

   . absence of material litigation;

   . taxes;

   . absence of margin transactions;

   . ERISA matters;

   . capitalization;

   . solvency;

   . equity contributions to us;

   . absence of any pledge on stock held by Mr. Hui;

   . absence of other indebtedness incurred in connection with the transactions contemplated by the merger agreement;

   . accuracy disclosure in the offer materials;

   . absence of fundamental changes in ownership or disposition of assets; and

   . absence of other indebtedness.

   All of our obligations under the credit agreement are unconditionally guaranteed by our parent. After the consummation of the merger our obligations under the credit agreement will be obligations of eMachines. This summary of the material terms of the credit agreement does not purport to be complete and is qualified in its entirety by reference to the credit agreement, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

7. Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration.

   Our purchase of the shares of common stock pursuant to the offer will reduce the number of shares of common stock that might otherwise trade publicly on the OTCBB and the number of holders of the shares of common stock. This could adversely affect the liquidity and market value of the remaining shares of common stock held by the public and have other consequences with respect to listing the Exchange Act registration. See "SPECIAL FACTORS--Certain Effects of the Offer and the Merger."

8. Fees and Expenses.

   Except as set forth below, neither we nor our parent will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of common stock pursuant to the offer.

   We and our parent have retained EquiServe Trust Company, N.A. as the depositary, Georgeson Shareholder Securities Corporation as the dealer manager and Georgeson Shareholder Communications Inc. as the information agent. The depositary has not been retained to make solicitations or recommendations in its role as depositary. The dealer manager and the information agent may contact holders of shares of eMachines common stock by personal interview, mail, telephone and other methods of electronic communications and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the offer materials to beneficial holders. The depositary, the dealer manager and the information agent will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with their services, including certain liabilities under the United States federal securities laws.

   No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the depositary and information agent as described above) for soliciting tenders of shares pursuant to the offer. We, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by the persons in forwarding the offer and related materials to the beneficial owners of shares of common stock held by any person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us or the depositary for purposes of the offer.

   It is estimated that the fees and expenses that we incur and that are incurred by our parent in connection with the offer, the merger and the other transactions contemplated by the merger agreement will be approximately as set forth below:

Financing Fees............................... $4,300,000
Financial Advisors Fees and Expenses.........  1,800,000
Miscellaneous expenses.......................    500,000
Legal fees and expenses......................    450,000
Dealer Manager...............................     75,000
Printing and mailing expenses................     75,000
Information agent fees and expenses..........     45,000
Securities and Exchange Commission filing fee     33,000
Depositary fees and expenses.................     25,000
                                              ----------
   Total..................................... $7,303,000
                                              ==========

9. Certain Information Concerning eMachines.

   General. eMachines is a Delaware corporation engaged in the sale of high quality, low priced personal computers to the consumer market. The address of its principal executive offices is 14350 Myford Road, Suite 100, Irvine, California 92606. eMachines' telephone number is (714) 481-2828. Information concerning eMachines' directors and executive officers is set forth on Schedule II of this offer to purchase.

   Capital Structure. The authorized capital stock of eMachines consists of 350,000,000 shares of common stock, $.0000125 par value, and 35,000,000 shares of preferred stock, $.01 par value. As of November 26, 2001, eMachines had 145,527,579 shares of common stock outstanding and no shares of preferred stock issued or outstanding.

   eMachines has issued options or other rights to acquire shares of common stock pursuant to a 1998 Stock Plan, 2000 Employee Stock Purchase Plan and a Stock Option Agreement. As of November 19, 2001, 9,415,955 shares of common stock were reserved for future issuance pursuant to outstanding stock options, of which stock options to purchase 8,602,487 shares of common stock were then exercisable at a price per share less than the purchase price in this offer.

   During the last five years, neither eMachines nor any of its directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws.

      eMachines, Inc. Selected Consolidated Financial and Operating Data

   Set forth below is certain selected consolidated financial information relating to eMachines and its subsidiaries which has been derived from the financial statements contained in eMachines Annual Report on Form 10-K for the fiscal year ended December 30, 1999, its Annual Report on Form 10-K for the fiscal year ended December 30, 2000, its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, and its Registration Statement on Form S-1 filed on March 22, 2000. More comprehensive financial information is included in these reports and other documents filed by eMachines with the Securities and Exchange Commission. The financial information that follows is qualified in its entirety by reference to these reports and other documents, including the financial statements and related notes contained therein. These reports and other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth below.

                   Consolidated Statement of Operations Data
                 (Dollars in thousands, except per share data)

                                       Nine Months    Nine Months
                                          Ended          Ended       Year Ended    Year Ended
                                      Sept. 29, 2001 Sept. 30, 2000 Dec. 30, 2000 Dec. 31, 1999
                                      -------------- -------------- ------------- -------------
Net Revenues:
Hardware.............................  $    340,727   $    539,861  $    672,613   $   812,233
Internet.............................         4,664          9,481        11,491         2,084
                                       ------------   ------------  ------------   -----------
Net Revenues.........................       345,391        549,342       684,104       814,317
                                       ------------   ------------  ------------   -----------
Cost of Revenues:
Hardware.............................  $    360,627   $    558,637  $    703,284   $   780,859
Internet.............................         1,147          1,247         1,948            86
                                       ------------   ------------  ------------   -----------
Cost of Revenues.....................       361,774        559,884       705,232       780,945
                                       ------------   ------------  ------------   -----------
Gross Profit (loss)..................       (16,383)       (10,542)      (21,128)       33,372
Operating Expenses:
Sales & Marketing....................         8,298         15,599        26,163        16,451
Customer Service & Tech. Support.....         6,009         14,290        17,635         9,049
General & Administrative.............        31,416         21,582        29,679         9,714
Amortization of Intangible Assets....         2,922         34,398        46,362            --
Impairment of Intangible Assets......         9,006          2,754        88,538            --
                                       ------------   ------------  ------------   -----------
Total Operating Expenses.............        57,651         88,623       208,377        35,214
                                       ------------   ------------  ------------   -----------
Loss From Operations.................       (74,034)       (99,165)     (229,505)       (1,842)
Interest & Other Income (expense) net         6,614          9,000        10,404        (3,886)
                                       ------------   ------------  ------------   -----------
Net Loss.............................       (67,420)       (90,165)     (219,101)       (5,728)
                                       ============   ============  ============   ===========
Net Loss Per Common Share:
Basic & Diluted......................  $      (0.46)  $      (0.73) $      (1.69)        (0.14)
                                       ============   ============  ============   ===========
Shares Used to Compute Net Loss:
Basic & Diluted......................   145,492,020    125,995,044   130,885,915    68,933,254
                                       ============   ============  ============   ===========
Ratio of Earnings to Fixed Changes:         (21,890)       (99,165)     (229,634)       (1,842)

                        Consolidated Balance Sheet Data
                            (Dollars in Thousands)

                                            As of          As of         As of
                                        Sept. 29, 2001 Dec. 30, 2000 Dec. 31, 1999
                                        -------------- ------------- -------------
Current Assets.........................    $250,983      $370,778      $327,698
Noncurrent Assets......................       7,146        23,259         4,015
Total Assets...........................     258,129       394,037       331,713
Current Liabilities....................      83,728       153,115       187,532
Noncurrent Liabilities.................         973         1,819         1,903
Redeemable Conv. Preferred Stock.......          --            --       150,014
Total Stockholders' equity (deficiency)     173,428       239,103        (7,736)
Book Value Per Share...................        1.19          1.83          2.06

   Available Information of eMachines. eMachines is subject to the informational filing requirements of the Exchange Act and is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning eMachines' directors and officers, their remuneration, options granted to them, the principal holders of eMachines' securities and any material interest of such persons in transactions with them is required to be disclosed in proxy statements distributed to its stockholders and filed with the SEC.

   These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

   . 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; and

   . 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

   Copies of the material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

  Certain Forward-Looking Information

   eMachines does not, as a matter of course, make public forecasts or projections as to its future financial results. However, in connection with Credit Suisse First Boston's analysis of the transactions contemplated by the merger agreement, eMachines' management provided two sets of projections to Credit Suisse First Boston (referred to as the "Management Case Projections" and the "Sensitivity Case Projections"). In addition, in connection with our parent's review of eMachines' business, eMachines management provided certain of those projections to our parent.

   eMachines did not prepare any projections with a view to public disclosure or with a view toward complying with the guidelines established by the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this offer to purchase are cautioned not to place undue reliance on the projected financial information. Neither eMachines' independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information. eMachines believes that, because projections of this type are based on a number of significant uncertainties and contingencies, all of which are difficult to predict and most of which are beyond eMachines' control, there is substantial doubt that any of these projections will be realized.

   The projections summarized below are based upon a variety of assumptions, including eMachines' ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond eMachines' control. You should understand that many important factors, in addition to those discussed in eMachines' reports filed with the SEC, could cause eMachines' results to differ materially from those expressed in forward-looking statements. These factors include eMachines' competitive environment, economic and other market conditions in which eMachines operate and matters affecting business generally.

   Set forth below is a summary of the Management Case Projections. They have not been updated to account for changes to eMachines' business that have occurred since these projections were prepared. The underlying assumptions are as follows:

 . Revenues: Growth in 2002 of 24.3% followed by growth of 10% for 2003 through 2006 for revenues from sales of hardware, which is expected to be above projected industry growth rates due primarily to increasing market share and the launch of new channel and product initiatives. Revenues associated with Internet initiatives held constant at $40,000,000.

 . Gross Margin: Continuing improvement due primarily to reducing returns through an increased focus on customer care resulting in gross margins improving to 9.3% in 2002 from approximately 6.7% forecasted for the fourth quarter of 2001. Gross margins are held constant at 9.3% thereafter.

 . Operating Expenses: Current annual operating cost base of approximately $60 million forecasted to decline as a percentage of revenue from 9% in 2001 to 8% in 2006.

  (Dollars in millions)

                                     Fiscal Year Ended December, 30
                 -----------------------------------------------------------------------
                    2001        2002        2003        2004        2005        2006
                 (Estimated) (Estimated) (Estimated) (Estimated) (Estimated) (Estimated)
Total Revenue...   $537.2      $665.8      $732.0      $804.8      $884.8      $972.9
Gross Profit....     (3.5)       61.9        68.1        74.8        82.3        90.5
Net Income......                  1.0         2.4         3.9         5.6         7.6
Operating Income    (55.4)        1.7         4.0         6.5         9.4        12.7

   After conversations with Credit Suisse First Boston, eMachines management determined it would be prudent to develop a less aggressive forecast which development resulted in the Sensitivity Case Projections set forth below. Set forth below is a summary of the Sensitivity Case Projections. They have not been updated to account for changes to eMachines' business that have occurred since these projections were prepared. The underlying assumptions are as follows:

 . Revenues: Growth of 15% in 2002 followed by 5% growth thereafter. Revenues associated with Internet initiatives held constant at $4,000,000.

 .  Gross Margin: Gross margins improving from 5% in 2002 to 9% in 2006.

 .  Operating Expenses: Current annual operating cost base of approximately
   $60,000,000 forecasted to slightly decline as a percentage of revenue through 2006, but includes anticipated expenses accompanying infrastructure buildout to support new sales initiatives.

  (Dollars in millions)

                                     Fiscal Year Ended December, 30
                 -----------------------------------------------------------------------
                    2001        2002        2003        2004        2005        2006
                 (Estimated) (Estimated) (Estimated) (Estimated) (Estimated) (Estimated)
Total Revenue...   $537.2      $616.5      $647.1      $679.2      $713.0      $748.5
Gross Profit....     (3.5)       30.8        38.8        47.5        57.0        67.4
Net Income......                (24.9)      (17.9)      (10.1)       (1.7)        4.5
Operating Income    (55.4)      (24.9)       17.9        10.1         1.7         7.5

10. Certain Information Concerning Us, Our Parent and Lap Shun (John) Hui.

   EM Holdings, Inc. and Empire Acquisition. We and our parent are Delaware corporations. We are a wholly-owned subsidiary of our parent. Our parent is wholly-owned by Mr. Hui. Both of us have been formed solely for the purpose of the offer and merger and neither of us have conducted any unrelated business activities. We will be merged with and into eMachines pursuant to the merger.

   Our and our parent's principal executive office is located at 7373 Hunt Avenue, Garden Grove, California 92841 and our and our parent's telephone number is (714) 890-8388. Information concerning our and our parent's directors and executive officers is set forth on Schedule I of this offer to purchase.

   Lap Shun (John) Hui. Mr. Hui currently beneficially owns approximately 1.26% of the shares of outstanding common stock of eMachines. See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger." Mr. Hui's principal business address is 7373 Hunt Avenue, Garden Grove, California 92841 and his telephone number is (714) 890-8388. Further information concerning Mr. Hui is set forth on Schedule I of this offer to purchase.

   Background and Past Contacts, Transactions, Negotiations and Agreements. During the last five years, neither we nor our parent, Mr. Hui or any of our and our parent's directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws.

   Except as described in this offer to purchase, neither we, our parent, Mr. Hui, or to the best of our and their respective knowledge, any of our or their respective directors and executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of eMachines, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

   Except as set forth in this offer to purchase, during the past two years, there have been no contacts, negotiations or transactions between us, our parent, Mr. Hui or any of our or our parent's directors and executive officers, on the one hand, and eMachines or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

   Except as set forth in this offer to purchase, during the past two years, neither we nor any of our parent, Mr. Hui or any of our or our parent's respective directors or executive officers, has had any business relationship or transaction with eMachines or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the offer.

   Neither we nor our parent, Mr. Hui or any of our or our parent's directors and executive officers currently intends to tender their shares of common stock of eMachines that are held of record or beneficially owned by them.

   Available Information. We, our parent and Mr. Hui. are generally not subject to the information filing requirements of the Exchange Act, and are generally not required to file reports, proxy statements and other information with the SEC relating to our and their respective businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, we filed with the SEC a Schedule TO, together with exhibits, including this offer to purchase and the merger agreement, which provides certain additional information with respect to the offer. The Schedule TO and any amendments thereto, including exhibits, are available for inspection and copies are obtainable at:

   . 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; and

   . 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

   Copies of the material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

11. Conditions of the Offer.

   We are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may postpone the acceptance for payment of and payment for any tendered eMachines common stock, and may terminate or amend the offer if as of the expiration of the offer:

   . a number of shares, when added to the shares of eMachines common stock held by Mr. Hui, KDS USA, our parent, and their respective affiliates and the shares purchasable from idealab! pursuant to a stock purchase agreement, constitutes 90% of the outstanding eMachines common stock have not been validly tendered, or if validly tendered, not withdrawn;

   . we do not receive and do not have available to us the proceeds under Mr.
     Hui's equity commitment letter and the credit agreement with UBS AG (or other financing pursuant to the terms of the merger agreement) funds sufficient to fund all financial obligations arising in connection with the consummation of the offer, merger and other transactions contemplated by the merger agreement;

   . any waiting period under the HSR Act has not expired;

   . a solvency opinion in the substantially the same form and from the same investment bank as the one delivered to the lender (or replacement financier) in the financing condition set forth in "THE TENDER OFFER--Financing of the Offer and the Merger" has not been delivered to the eMachines board of directors; or

   . any of the following events shall have occurred and be continuing to occur:

       . any action, law or order is enacted or entered into, issued or instituted or promulgated, or threatened by any governmental entity;

          (1) challenging or seeking to prohibit, make illegal or materially delay or directly or indirectly restrain or prohibit the making of the offer, accepting for payment of, or payment for, any eMachines common stock by us or any of our affiliates, consummating any other transaction contemplated by the merger agreement, or seeking to obtain damages that are material to eMachines and its subsidiaries taken as a whole in connection with the offer, the merger or any transaction contemplated by the merger agreement;

          (2) seeking to prohibit or limit materially the ownership or operation by us or eMachines and any of its subsidiaries of all or any material portion of the business or assets of eMachines and its subsidiaries taken as a whole, or to compel eMachines, our parent or any of their subsidiaries or us to dispose of or hold separate all or any portion of the business or assets of eMachines, our parent or any of their subsidiaries, as a result of the offer, the merger or any of the transactions contemplated by the merger agreement;

          (3) seeking to impose limitations on our ability to exercise effectively full rights of ownership of any eMachines common stock;

          (4) seeking to require divestiture by our parent or any of its affiliates of any shares of eMachines common stock; or

          (5) which otherwise has a material adverse effect on eMachines.

       . there occurs:

          (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or on the Nasdaq SmallCap Market System;

          (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

          (3) any limitation by any United States or foreign governmental authority on the extension of credit by banks or other financial institutions; or

          (4) a change in general financial, bank or capital market conditions which materially adversely affects the ability of financial institutions in the United States to extend credit.

       . a material adverse change (as defined in the merger agreement) in the consolidated financial condition, businesses, or results of operations of eMachines and any of its subsidiaries, taken as a whole, since the September 2001 financial statement unless previously disclosed to our parent;

       . the public disclosure that beneficial ownership (determined under Rule
         13d-3 of the Exchange Act) of 50% or more of the outstanding shares of eMachines common stock has been acquired by any person or entity other than us, except for any person or entity having such beneficial ownership as of the date of the merger agreement;

       . eMachines' board of directors:

          (1) withdraws, modifies or changes its recommendation of the offer, the merger agreement or the merger in a manner adverse to our parent;

          (2) recommends to eMachines stockholders any acquisition proposal; or

          (3) fails to reaffirm publicly and unconditionally its recommendation to the eMachines stockholders that they tender their shares of eMachines common stock in the offer within five days after our parent's written request of for reaffirmation;

          (4) enters into a definitive agreement or written agreement in principle by eMachines with a third party with respect to an acquisition proposal (as defined in the merger agreement);

          (5) eMachines' board of directors or any committee of eMachines' board of directors resolves to do any of the preceding three actions;

       . any of the representations and warranties of eMachines set forth in merger agreement with respect to the capitalization and subsidiaries are not true and correct in all material respects;

       . any of the other representations and warranties of eMachines set forth in the merger agreement when read without any exception or qualification as to materiality or material adverse change or effect) are not true and correct except where the failure to be so true and correct would not individually or in the aggregate reasonably be expected to have a material adverse effect on eMachines;

       . eMachines fails to perform or comply in any material respect with any material obligation, agreement or covenant to be performed or complied with by it under the merger agreement and that breach is not cured in all material respects within ten business days following receipt by eMachines of written notice of that breach; or

       . the merger agreement is terminated in accordance with its terms.

   Subject to the limitations set forth in the merger agreement, the above conditions are for our and our parent's benefit and may be asserted by us regardless of the circumstances giving rise to any of the conditions and may be waived by us, in whole or in part. We are only allowed to waive the minimum condition to the extent that at least 80% of the outstanding shares of eMachines common stock (when added to the shares held by Mr. Hui, KDS USA, our parent, or their affiliates) and purchasable pursuant to the idealab! stock purchase agreement are required to be tendered. We are also not permitted to waive the minimum condition or the conditions relating to the delivery of a solvency opinion to the board of directors of eMachines. The failure by us to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right which may be asserted at anytime.

12. Certain Legal Matters.

   General. Except as otherwise disclosed in this offer to purchase, neither we nor our parent is aware of any license or regulatory permit that appears to be material to the business of eMachines and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of shares of common stock by us pursuant to the offer, merger or otherwise or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares of common stock by us as contemplated in this offer to purchase. Should any approval or other action be required, we currently contemplate that we would seek such approval or action. Our obligation under the offer to accept for payment and pay for shares of common stock is subject to certain conditions. See "THE TENDER OFFER--Conditions of the Offer." While, except as described in this offer to purchase, we do currently intend to delay the acceptance for payment of shares of common stock tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to our business or the business of eMachines, or our parent or that certain parts of our business or the business of eMachines or our parent might not have to be disposed of in the event that approvals were not obtained or any other actions were not taken.

   Delaware Business Combination Statute. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." Section 203 of the DGCL is not applicable to corporations that do not have a class of voting stock that is
(i) listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq Stock Market, or (iii) held of record by more than 2,000 stockholders. eMachines believes that it has less than 2,000 stockholders of record and is not listed on a national securities exchange or authorized for quotation on the Nasdaq Stock Market. In any case, in the merger agreement, eMachines represented that its approval of the merger agreement by eMachines' board of directors constituted approval for the purposes of Section 203 of the DGCL.

   State Takeover Laws. In addition to Delaware, a number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer of "Control Shares" (ones representing ownership in excess of a certain voting power threshold, e.g., 20%, 33% or 50%) from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there. In BNS Inc. v. Koppers Co., the United State District Court for the District of Delaware upheld the constitutionality of Section 203 of the DGCL finding that it did not impermissibly impede interstate commerce in violation of the Commerce Clause of the United States Constitution.

   eMachines conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms apply to the offer or the merger, and we and our parent have not attempted to comply with any of these laws. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the offer or the merger and nothing in this offer to purchase or any action taken in connection with the offer or the merger is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws is applicable to the offer or the merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, we might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we might be unable to accept for payment any shares of common stock tendered pursuant to the offer, or be delayed in continuing or consummating the offer and the merger. If this happens, we may not be obligated to accept for payment any shares of common stock tendered. See "THE TENDER OFFER--Conditions of the Offer."

   Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. Rule 13e-3 will be applicable to this offer. Rule 13e-3 requires, among other things, that certain financial information regarding eMachines and certain information regarding the fairness of the merger and the consideration offered to stockholders of eMachines in the merger be filed with the SEC and disclosed to stockholders of eMachines prior to consummation of the merger. We, our parent and Mr. Hui have provided such information in this offer to purchase. See "SPECIAL FACTORS--Background of the Offer."

   Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated under that act by the Federal Trade Commission, which we will refer to as the "HSR Act," certain mergers and acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. In compliance with the HSR Act, eMachines, we and our parent filed the necessary forms on November 21, 2001 with the Department of Justice and the Federal Trade Commission with respect to offer and the merger. The merger is conditioned on the expiration of the applicable waiting period under the HSR Act.

   Certain Litigation. On November 26, 2001, a suit was filed against eMachines in the Orange County Superior Court in California by Gary Dvorchak, on behalf of himself and all others similarly situated. eMachines has not yet been served in this action, but we and eMachines will file the complaint by amendment to the Schedule TO and 14D-9 when a copy becomes available to us.

13. Miscellaneous.

   We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the law. If, after such good faith effort, we cannot comply with the law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of common stock residing in the jurisdiction.

   Pursuant to Rule 14d-3 under the Exchange Act, we and our parent have filed with the SEC a Tender Offer Statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "THE TENDER OFFER--Certain Information Concerning Us, Our Parent and Lap Shun (John) Hui" with respect to information concerning us.

   We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the offer other than those contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or authorization as having been authorized by us.

                                          EMPIRE ACQUISITION CORP.

November 27, 2001

                                  SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF EMPIRE ACQUISITION,
                   EM HOLDINGS, INC. AND LAP SHUN (JOHN) HUI

1. Board of Directors and Executive Officers of Empire Acquisition. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of directors and each executive officer of Empire Acquisition. The current business address for each individual listed below is 7373 Hunt Ave., Garden Grove, California 92841, Telephone: (714) 890-8388. Each individual listed is a citizen of the United States.

 Name and Current                                   Individual Principal occupation or
 Business Address           Office                      Employment (Present/Past)
 ----------------   ----------------------- ---------------------------------------------------
Lap Shun (John) Hui Director, President and Mr. Hui currently serves on our and our parent's
                    Secretary, since        board of directors and on the board of directors of
                    October 2001            eMachines, since 1998. Since August 1995, Mr.
                                            Hui has served as Chief Executive Officer of
                                            Korea Data Systems (USA), Inc.

2. Board of Directors and Executive Officers of EM Holdings, Inc. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member and each executive officer of EM Holdings, Inc. The current business address for each person listed below is 7373 Hunt Ave., Garden Grove, California 92841, Telephone: (714) 890-8388. Each individual listed is a citizen of the United States.

 Name and Current                           Individual Principal occupation or Employment (Present/
 Business Address           Office                                   Past)
 ----------------   ----------------------- -------------------------------------------------------
Lap Shun (John) Hui Director, President and   Mr. Hui currently serves on our and our parent's
                    Secretary, since 2001     board of directors and on the board of directors of
                                              eMachines, since 1998. Since August 1995, Mr.
                                              Hui has served as Chief Executive Officer of
                                              Korea Data Systems (USA), Inc.

3. Lap Shun (John) Hui. Set forth below is Lap Shun (John) Hui's principal occupation or employment and material occupations, positions, offices or employment for the past five years. Included on the table below is the name and address of each business as well as the positions held by Mr. Hui, the principal business of the corporations and organizations and the respective dates of service. Mr. Hui is a citizen of the United States.

       Name and Current
       Business Address        Title/Dates of Service             Principal Business
       ----------------        ----------------------             ------------------
eMachines, Inc................ Director, since 1998    Manufacturer and distributor of personal
14350 Myford Road, Suite 100                           computers and monitors.
Irvine, California 92606
Korea Data Systems (USA), Inc. Director and President, Wholesaler of computer monitors.
7373 Hunt Ave.                 since June 1995
Garden Grove, California 92841
EM Holdings, Inc.............. Director, President and The acquisition of eMachines, Inc.
7373 Hunt Ave.                 Secretary, since
Garden Grove, California 92841 October 2001
Empire Acquisition Corp....... Director, President and The acquisition of eMachines, Inc.
7373 Hunt Ave.                 Secretary, since
Garden Grove, California 92841 October 2001

                                  SCHEDULE II

                      INFORMATION CONCERNING TRANSACTIONS
                       IN THE COMMON STOCK OF EMACHINES

1. Directors and Executive Officers of eMachines. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of eMachines. The current business address for each individual listed below, unless indicated below, is c/o eMachines, 14350 Myford Road, Suite 100, Irvine, California 92606, Telephone: (714) 481-2828. Each such person is, unless indicated below, a citizen of the United States.


 Name and Current                                Individual Principal Occupation or
  Business Address         Office                     Employment (Past/Present)
  ----------------         ------                     -------------------------
Wayne R. Inouye..... President & Chief  Mr. Inouye has been President and Chief
                     Executive Officer, Executive Officer since March 2001. From
                     Director           September 1995 to February 2001, Mr. Inouye
                                        served as Senior Vice President of Merchandizing
                                        for Best Buy, Inc. a consumer electronics retailer.
Hong Soon (Paul) Lee Director           Mr. Lee has served as Chairman of the Board of
                                        Directors since September 1998. Since January
                                        2000, Mr. Lee has also served as Vice Chairman
                                        and Chief Executive Officer of TriGem Computer,
                                        Inc. From June 1994 to January 2000, Mr. Lee
                                        served in various capacities, including Director, at
                                        TriGem Computer, Inc.
Michael B. Hong..... Director           Mr. Hong has been a director since 2000.
                                        Mr. Hong has also serves as President of Red
                                        Herring, Inc., a financial and strategy advisory
                                        firm, since February 2001. From January 2000 to
                                        January 2001, Mr. Hong served as Executive Vice
                                        President and Chief Financial Officer of Trigem
                                        Computer, Inc. Mr. Hong has also acted as Vice
                                        President of Business Development for North Asia
                                        Chairman of the Board, Michael P. Dingman
                                        Center for Entrepreneurship, Robert H. Smith
                                        School of Business, University of Maryland.
Nathan Morton....... Director           Mr. Morton has served as a director since 1999.
                                        Since 1996, Mr. Morton has also served as Senior
                                        Partner at Channel Marketing, a business strategy
                                        and marketing consulting firm. Mr. Morton
                                        currently is Chief Executive Officer and a director
                                        at Buildnet, Inc., a provider of e-business,
                                        technology, and Internet related products and
                                        Chairman of the Board of Directors at
                                        Hardtech.com, a retailer of computer and Internet
                                        related products. In addition, Mr. Morton also
                                        serves as a director at the Electrosource, Inc., a
                                        battery manufacturer, and Consolidated Stores,
                                        Corp., an operator of closeout stores. Previously,
                                        from July 1997 to September 1998, Mr. Morton
                                        was Co-Chairman and Chief Executive Officer at
                                        Computer City, a computer products retailer.

 Name and Current                                   Individual Principal Occupation or
  Business Address          Office                       Employment (Past/Present)
  ----------------          ------                       -------------------------
Lap Shun (John) Hui Director                Mr. Hui has served as a director since 1998. Since
                                            August 1995, Mr. Hui has also served as Vice
                                            Chairman and Director of Korea Data Systems
                                            (USA), Inc., a wholesaler of computer monitors.
Jung (John) Koh.... Director                Mr. Koh has served as a director since 1998. Mr.
                                            Koh has also served as Vice Chairman and
                                            Director of Korea Data Systems, Co., a
                                            manufacturer of computer and other data
                                            communications products since May 1983.
Yashuhiro Tsubota.. Director                Mr. Tsubota has served as a director since March
                                            2001. Since August 2000, Mr. Tsubota has also
                                            served as a business advisor to Seiko Instruments
                                            America Inc., a diversified manufacturer of
                                            electronic components, computer peripherals and
                                            factory automation systems. From April 1992 to
                                            July 2000 Mr. Tsubota acted as President and
                                            Chief Executive Officer of Canon Computer
                                            Systems, an importer and distributor of personal
                                            computers and related products.
Brian Firestone.... Executive Vice          Mr. Firestone has served as Executive Vice
                    President, Strategy and President, Strategy and Business Development,
                    Business Development    since April 2001. Prior to that, from March 1995 to
                                            February 2001, he served as Executive Vice
                                            President of Brightpoint, Inc., a wireless
                                            equipment provider. From January 1980 to April
                                            2001, Mr. Firestone was President of Novidor &
                                            Firestone, Inc., a manufacturers' representative
                                            firm.
Adam Andersen...... Senior Vice President   Mr. Andersen has served as Senior Vice President
                    and Chief Operating     and Chief Operating Officer since April 2001.
                    Officer                 Prior to that, Mr. Andersen served Wireless
                                            Fulfillment Services LLC, a subsidiary of
                                            Brightpoint, Inc., as Consulting Chief Operating
                                            Officer from October 2000 to March 2001, and as
                                            Chief Operating Officer and Vice President,
                                            Brightpoint Subscriber Services from July 1997 to
                                            October 1998. He served AT&T Wireless, a
                                            provider of cellular telephone services, as Acting
                                            Director of Equipment Re-engineering from July
                                            1997 to October 1998, and as Vice President of
                                            Legal Affairs and General Counsel from October
                                            1990 to October 1998.

Name and Current                                  Individual Principal Occupation or
 Business Address         Office                       Employment (Past/Present)
 ----------------         ------                       -------------------------
Michael Zimmerman Senior Vice President, Mr. Zimmerman has served as Senior Vice
                  Customer Care          President, Customer Care since May 2001. In the
                                         early part of the year, he served as Vice President,
                                         Corporate Support/Services for Best Buy
                                         Company, a consumer electronics retailer, from
                                         February to May 2000. Prior to that, from 1997 to
                                         2000, he served as Director, Consumer Customer
                                         Service and Support for Compaq Computer
                                         Corporation. From 1989 to 1997, he served as,
                                         among other things, Director of Customer Service
                                         for Motorola/Transmission Product Division.
Robert Davidson.. Senior Vice President, Mr. Davidson has served as the Company's Senior
                  Product Marketing      Vice President, Product Marketing since May
                                         2001. Prior to that, Mr. Davidson served as
                                         Merchandise Manager of Computer Hardware at
                                         Best Buy Company, a consumer electronics
                                         retailer, from June 1994 to June 1999, and Vice
                                         President of Computer Hardware at Best Buy from
                                         June 1999 to May 2001.

                                  APPENDIX A

                       DELAWARE GENERAL CORPORATION LAW
                                  SECTION 262

(S) 262 Appraisal Rights.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depositary receipt" mean a receipt or other instrument issued by a depositary representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depositary.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof;

          b. Shares of stock of any other corporation, or depositary receipts in respect thereof, which shares of stock (or depositary receipts in respect thereof) or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to (S) 228 or
   (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

   Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or by the stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, stockholders are directed to contact the Depositary.

                       THE DEPOSITARY FOR THE OFFER IS:

                         EQUISERVE TRUST COMPANY, N.A.

         By Mail                       By Hand
 EquiServe Trust Company  Securities Transfer and Reporting
    Corporate Actions        c/o EquiServe Trust Company
  Post Office Box 43014     100 Williams Street, Galleria
Providence, RI 02940-3014        New York, NY 10038

                             By Overnight Delivery

                                EquiServe Trust
                            Attn: Corporate Actions
                               150 Royall Street
                              Cambridge, MA 02021

   You may request additional copies of this offer, the letter of transmittal or the Notice of Guaranteed Delivery from and direct questions and requests for assistance to the Information Agent.

                    THE INFORMATION AGENT FOR THE OFFER IS:

[LOGO] Georgeson Shareholder Logo

                         17 State Street, 10/th/ Floor
                              New York, NY 10004
                 Banks and Brokers Call Collect (212) 440-9800
                   All Others Call Toll-Free (800) 223-2064

                     THE DEALER MANAGER FOR THE OFFER IS:

                                    [GRAPHIC]

                        georgeson shareholder securities

                          17 State Street, 10th Floor
                              New York, NY 10004
                 Bank and Brokers Call Collect (212) 440-9800
                   All Others Call Toll Free (800) 445-1790